Large enough to serve, small enough to care.


Downtown
Oberlin
1833

2013 Annual Report

LNB
Bancorp, Inc.



Contents

Corporate Information

Corporate Profile

LNB Bancorp, Inc. is a $1.2 billion bank holding company. The Lorain National Bank, LNB Bancorp's primary subsidiary, provides a full spectrum of financial services, including full-service community banking, specializing in commercial, personal banking services, residential mortgage lending and investment and trust services. Lorain National Bank serves customers through twenty retail banking centers and twenty-eight 24-hour ATMs in Lorain, Erie, Cuyahoga and Summit counties.

North Coast Community Development Corporation, a wholly owned subsidiary of The Lorain National Bank, provides qualified community businesses with debt financing. NCCDC offers commercial loans with preferred interest rates on projects that meet the standards for the New Markets Tax Credit Program.

Our Vision

The vision of LNB Bancorp, Inc. is to be recognized as a high growth, efficiently managed independent community bank.

Our Mission

The mission of LNB Bancorp, Inc. is to be a profitable, responsible, independent business that provides extraordinary service to our customers and community, while maximizing shareholder value and creating a high-quality and challenging work environment for our associates.

INVESTOR

Investor Information

Corporate Headquarters

LNB Bancorp, Inc.
457 Broadway
Lorain, Ohio 44052-1769
Telephone: (440) 244-6000
Toll Free: (800) 860-1007

Corporate Website and E-mail Address

For up-to-date corporate, financial and product information.

www.4lnb.com
InvestorRelations@4lnb.com

Corporate Financial Information

The Annual Report on Form 10-K is filed with the Securities and Exchange Commission. Copies of Form 10-K and other filings are available at **www.4lnb.com** or by contacting Investor Relations. Analysts, shareholders and investors seeking additional corporate and financial information about LNB Bancorp, Inc. should contact Investor Relations at:

LNB Bancorp, Inc.
Investor Relations
Telephone: (440) 244-7317
Telefax: (440) 244-4815
457 Broadway
Lorain, OH 44052-1769
InvestorRelations@4lnb.com

Website Access to United States Securities and Exchange Commission Filings

All reports filed electronically by LNB Bancorp, Inc. with the United States Securities and Exchange Commission (SEC), including the Annual Report on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, as well as any amendments to those reports, are accessible at no cost on the Corporation's website at **www.4lnb.com**. These filings are accessible on the SEC's website at www.sec.gov.

Independent Registered Public Accounting Firm

Plante & Moran, PLLC
2601 Cambridge Court, Suite 500
Auburn Hills, MI 48326

Privacy Policy

The Privacy Policy of LNB Bancorp, Inc. and subsidiary companies describes how we safeguard customers' financial privacy. For more information, visit our website at **www.4lnb.com** or call (440) 244-7107.

Stock Transfer Agent and Registrar

Shareholders who hold their shares in physical certificates and have requests for information about their share balances, a change in name or address, lost certificates, or other shareholder account matters should call or write:

Registrar and Transfer Company
Investor Relations Department
10 Commerce Drive
Cranford, New Jersey 07016-9982
Toll Free: (800) 368-5948

Stock Listing

LNBB NASDAQ LISTED

LNB Bancorp, Inc. common stock is traded on the NASDAQ Stock Market® under the ticker symbol LNBB.

LNBB Direct Stock Purchase and Dividend Reinvestment Plan

You may buy LNB Bancorp, Inc. common stock through the LNBB Direct Stock Purchase and Dividend Reinvestment Plan using cash payments or automatic monthly deductions from your bank account. You also may have your dividends on LNB Bancorp, Inc. stock reinvested automatically. This is not an offer of LNB Bancorp, Inc. stock. To obtain a prospectus or more information about the LNBB Direct Stock Purchase and Dividend Reinvestment Plan, call (800) 368-5948.

Dividend Information

Complete dividend information is disclosed in the Form 10-K included with this report.

Quarterly Earnings Reporting

For 2014, LNB Bancorp, Inc.'s quarterly earnings are anticipated to be announced on or about the fourth week of April, July and October 2014 and January 2015. You may obtain a copy of the earnings release by accessing it at **www.4lnb.com** or by calling LNB at (440) 244-7317.

LNB: A Community Bank of Scale Serving Northeast Ohio

LNB is a Preferred SBA Lender

Small Business Administration (SBA) loans are backed by government-sponsored loan guarantees and are available to for-profit businesses in most industries. Being a "Preferred Lender" means LNB can process and approve SBA loans, expediting the process. Serving small business credit needs has been an important part of our mission since 1905.


We have money to lend!
LNB is a Preferred SBA Lender
NORTHEAST OHIO'S TOP SBA LENDERS
RANKED BY DOLLAR VALUE OF 7(A) LOANS IN FISCAL 2013
This year
Company name Headquarters
Dollar value of approved loans fiscal 2013
1 Huntington National Bank Columbus
2 KeyBank NA Cleveland
3
4 Live Oak Banking Wilmington N.C.
5 First Merit Bank NA Akron
6 US Bank NA Columbus
7 Fifth Third Bank Cincinnati
8 JP Morgan Chase & Co. New York

LNB ranked as the number three SBA Lender in Northeast Ohio.

Mobile Banking Introduced

More consumers are considering mobile banking in their decision to choose a new bank. LNB & Morgan Bank introduced mobile banking in November for personal accounts. Remote Deposit is the next enhancement to be introduced in early 2014. Remote Deposit will allow customers to take a photo of a check and deposit it to their account electronically. Sign up on your mobile device at *www.4LNB.com/mobile*, or go to your App store and search for "Mobile LNB".



UNITY

Community Caring

In 2013, LNB and Morgan Bank associates logged an amazing 1,000+ hours of volunteer time at several organizations throughout Northeast Ohio. Just some of the worthwhile organizations where you will see LNB volunteers include: Second Harvest Food Bank, Catholic Charities, United Way, Neighborhood Alliance, Salvation Army, Lorain Public Schools, Girl Scouts, American Cancer Society, and the Leukemia & Lymphoma Society, to name a few.

"We all should be very proud of LNB and our **generous associates**. They continue to be **deeply involved** in support of our local communities and offer comfort and assistance to those less fortunate."

– Daniel E. Klimas, President & Chief Executive Officer


SECOND HARVEST
FOOD BANK
OF NORTH CENTRAL OHIO
MORGAN
BANK

HIGHL

Financial Highlights for LNB Bancorp, Inc.

December 31, (Dollars in thousands, except per share data and ratios)	2013	2012	2011
FINANCIAL POSITION			
Assets	**$ 1,230,257**	$ 1,178,254	$ 1,168,422
Securities	**216,122**	203,763	226,012
Net loans	**884,794**	864,911	826,025
Deposits	**1,045,589**	999,592	991,080
Other borrowings	**67,522**	63,861	58,962
Shareholders' equity	**111,456**	110,144	113,274
FINANCIAL RESULTS FOR THE YEAR			
Interest income	**$ 41,679**	$ 45,948	$ 49,349
Interest expense	**6,156**	7,509	10,108
Net interest income	**35,523**	38,439	39,241
Provision for loan losses	**4,375**	7,242	10,353
Noninterest income	**12,126**	11,747	11,415
Noninterest expense	**35,187**	34,903	34,144
Income taxes	**1,926**	1,934	1,156
Net income	**6,161**	6,107	5,003
Preferred stock dividend and accretion	**646**	1,266	1,276
Net income available to common shareholders	**5,515**	4,841	3,727
PER COMMON SHARE DATA			
Basic earnings	**$ 0.61**	$ 0.61	$ 0.47
Diluted earnings	**0.61**	0.61	0.47
Cash dividends	**0.04**	0.04	0.04
Book value (year-end)	**10.73**	11.50	11.18
Market value (year-end)	**10.03**	5.90	4.70
FINANCIAL PERFORMANCE RATIOS			
Return on average assets (ROAA)	**0.51 %**	0.51 %	0.43 %
Return on average shareholders' equity (ROAE)	**5.62**	5.29	4.47
Net interest margin (FTE)	**3.19**	3.49	3.67
Efficiency ratio	**72.88**	68.71	66.69
Loans/deposits	**86.30**	88.29	85.07
Dividend payout	**6.56**	6.56	8.51
CAPITAL RATIOS			
Core capital (Tier I)/Risk-adjusted assets	**11.63 %**	11.21 %	11.39 %
Total capital (Tier I Plus Tier II)/Risk-adjusted assets	**12.89**	12.47	14.01
Leverage ratio (Tier I/Average assets)	**9.22**	8.79	8.80
Average shareholders' equity to average assets	**9.02**	9.65	9.58
MARKET RATIOS			
Price/earnings	**16.44 %**	9.67	10.00
Price/book (%)	**93.48**	51.30	42.04
Dividend yield (%)	**0.40**	0.68	0.85

Net Loans


$ Millions
900
880
860
840
820
800
780
760
740
'10
'11
'12
'13

Deposits


$ Millions
1060
1040
1020
1000
980
960
940
'10
'11
'12
'13

Net Income
available to common shareholders


$ Thousands
6000
5000
4000
3000
2000
1000
0
'10
'11
'12
'13

Non Performing Loans
(as a % of total loans)


6.00%
5.00%
4.00%
3.00%
2.00%
1.00%
0.00%
'10
'11
'12
'13

"We are excited about the Company's future and we're investing in a number of growth strategies to further build our customer base and revenue."

– Daniel E. Klimas, President & Chief Executive Officer

Chairman's Message



James R. Herrick

Dear Fellow Shareholders,

The year 2013 will certainly be remembered as a year of accomplishments and a year of stabilization for Lorain National Bank. Under the guidance of our visionary Management Team our Bank was able to fund and redeem our remaining $9 million dollars of Preferred Stock while growing the Bank's balance sheet and continuing to improve our overall profitability. These actions, achieved through solid management and enthusiastically supported by your Board of Directors, signify a new day in the 100 plus year life of LNB.

Our continued commitment to remain "the Community Bank of Choice" has resulted in a re-invented sales focus and a more user-friendly environment for our customers. Easier access to services and electronic banking capabilities have all made LNB a more comfortable place to bank for our customers of all ages. I can assure you we are not done yet!

I would be remiss if I did not call your attention to the exceptional visionary approach developed by our CEO, Dan Klimas and our CFO, Gary Elek used to eliminate our remaining Preferred Stock and thus the $777,500 of annual dividends they represented. Through their hard work they were able to align the Federal Regulators, Preferred Shareholders and a group of supportive investors to perfect a strategy that allowed us to totally eliminate the Preferred Stock in a manner that minimized the amount of common stock issued, and thus the dilution to our shareholders, while still addressing our capital needs.

With the elimination of our outstanding Preferred Stock and the continued growth of our balance sheet, we are now poised to explore expansion of our footprint in both the LNB and Morgan Bank franchises. Growth brings opportunity and we believe that we are now on the brink of further developing our Bank into the Community Bank this region needs.

I am proud of your Bank's achievements in 2013. I am proud to see the impact of those achievements on our business model and what they do to prepare us to compete in years to come. I am particularly thankful to our Associates who continue to remain the smiling face of LNB in our communities. While vision and planning are necessary for great success, it is the effort and commitment of each individual at LNB that truly makes our Bank special.

We, your Board of Directors, continue to strive to improve and support the efforts of our Management Team. I want to express my thanks to each Director and each Committee for working diligently on their portion of our Governance task to help ensure that we remain focused and committed to our primary goal of improving shareholder value.

Finally, I would like to thank every Shareholder, old and new. Over the past few years we have faced some significant obstacles together and it was always the knowledge of your support and loyalty to Lorain National Bank that has provided your Board, your Management Team and me as your Chairman with the vision and courage to sustain the fight. We have turned a huge corner this year and now recognize it is our time to reward you with our performance. We are committed to do just that!



James R. Herrick
Chairman of the Board

President's Message



Daniel E. Klimas

To Our Shareholders,

I am pleased to report improved financial results for your Company in 2013. Net income for the year was $5.5 million, a 14% increase from 2012. We continue to make progress on improving credit quality. The ratio of total nonperforming assets to total assets is at 1.83% as of December 31, 2013 compared to 2.48% at the end of 2012. Thanks to the outstanding contributions of our LNB associates and Board of Directors, we are a strong community bank well positioned for growth in 2014.

We are excited about the Company's future and we're investing in a number of growth strategies to further build our customer base and revenue. During the fourth quarter of 2013, we implemented a new small business lending initiative focused on medical professionals, dentists, veterinarians and funeral homes. We hired experienced lenders who developed business quickly. We are excited about the initial results that generated $531,000 in fee income during the fourth quarter of 2013. LNB is a Preferred SBA (Small Business Administration) Lender, which allows us to respond quickly to customers' requests.

Consumer lending results were also strong throughout 2013, as our branch sales teams generated home equity loans, auto loans and boat loans at record levels. Our new Relationship Checking Account, will be introduced in 2014. This new account provides rewards based on a customer's deposit and loan relationship with the bank. Growing core deposits is a key goal for your Company in 2014. We also made a number of technology commitments to serve our customers. The Company introduced Mobile Banking in November of 2013 and Mobile Deposit in January of 2014. These services allow customers to check balances, transfer funds, pay bills, and make deposits using mobile devices—iPads®, iPhones® and Android™ devices.

We continue to enjoy solid Commercial Lending growth along with a continued downward trend in our loan losses. This business, led by a strong management team, has developed into a growing success story for LNB. Our reach throughout the marketplace, combined with the vision of supporting our customers as partners with all of their banking needs, gives us a unique "Community Bank" feel in an ever-shrinking environment of mega-bank choices. We envision another year of solid expansion and strong performance as we continue to expand our customer base throughout Northeast Ohio.

Morgan Bank, a division of LNB, has continued to grow even as the Hudson market has become crowded with new competitors. Our goal is to expand this franchise with additional banking centers in the surrounding area.

Our associates continue to demonstrate their commitment to our local communities, not only in serving our customers, but by volunteering for a wide range of organizations. In 2013, our team volunteered at Second Harvest Food Bank, Catholic Charities, Girl Scouts, Junior Achievement, Clothe-a-Child, just to name a few. In addition, we raised over $26,000 for our United Way Campaign in 2013.

I want to thank our customers for the confidence that you place in us each and every day. I want to recognize our Board of Directors for their dedication and time commitment. And finally, thank you to our shareholders for your continued support.



Daniel E. Klimas
President and Chief Executive Officer

Holding Company, Subsidiaries and Officers

LNB Bancorp, Inc.

457 Broadway
Lorain, Ohio 44052-1769
Telephone: (440) 244-6000
Toll-free: (800) 860-1007

LNB Bancorp, Inc., a holding company and parent company of The Lorain National Bank.

Officers

Daniel E. Klimas
President and Chief Executive Officer

Michael W. Bickerton
Senior Vice President, Chief Credit Officer

Peter R. Catanese
Senior Vice President Director of Marketing

Gary J. Elek
Executive Vice President Chief Financial Officer

Robert F. Heinrich
Senior Vice President Director of Risk Management and Corporate Secretary

Mary E. Miles
Senior Vice President Director of Human Resources, Professional Development & Security

Kevin W. Nelson
Senior Vice President Director of Indirect Lending

John D. Simacek
Senior Vice President Senior Retail Executive

Frank A. Soltis
Senior Vice President Chief Information Officer

The Lorain National Bank

457 Broadway
Lorain, Ohio 44052-1769
Telephone: (440) 244-6000
Toll-free: (800) 860-1007

The Lorain National Bank operates 20 banking centers and 28 ATMs offering personal, residential mortgage lending and commercial banking products and services; investment management and trust services; 24-hour telephone banking and internet banking at **www.4LNB.com**.

Officers

Daniel E. Klimas
President and Chief Executive Officer

James B. Baemel
Senior Vice President Commercial Banking

Kevin G. Ball
Senior Vice President Commercial Banking

Michael W. Bickerton
Senior Vice President, Chief Credit Officer

Peter R. Catanese
Senior Vice President Director of Marketing

Gary J. Elek
Executive Vice President Chief Financial Officer

Patrick J. Griffin
Senior Vice President Senior Trust Officer

Robert F. Heinrich
Senior Vice President Director of Risk Management and Corporate Secretary

Mary E. Miles
Senior Vice President Director of Human Resources, Professional Development & Security

Kevin W. Nelson
Senior Vice President Director of Indirect Lending

John D. Simacek
Senior Vice President Senior Retail Executive

Frank A. Soltis
Senior Vice President Chief Information Officer

Joan P. Villarreal
Senior Vice President Loan Operations

North Coast Community Development Corporation

457 Broadway
Lorain, Ohio 44052-1769
Telephone: (440) 244-7212

A wholly-owned subsidiary of The Lorain National Bank, its mission is to provide commercial loans and financial services to low and moderate communities in our service area.

Officers

Daniel E. Klimas
Chairman & President

Gary J. Elek
Treasurer

Robert F. Heinrich
Secretary

Directors of LNB Bancorp and Subsidiaries

LNB Bancorp, Inc. and The Lorain National Bank

James R. Herrick
Chairman of the Board; LNB Bancorp, Inc. and The Lorain National Bank President; Liberty Auto Group, Inc.

Daniel E. Klimas
President and Chief Executive Officer; LNB Bancorp, Inc. and The Lorain National Bank

Robert M. Campana
Owner; Campana Development

Fredrick D. DiSanto
Chief Executive Officer; The Ancora Advisors, LLC

J. Martin Erbaugh
President; JM Erbaugh Co.

Terry D. Goode
Consultant; Old Republic National Title

Lee C. Howley
President; Howley Bread Group Ltd.

Daniel G. Merkel
Retired Regional President; Republic Bancorp, Inc.

Thomas P. Perciak
Mayor of Strongsville, Ohio

Jeffrey F. Riddell
President and Chief Executive Officer; Consumers Builders Supply Co.

John W. Schaeffer, M.D.
Elyria Memorial Regional Health System

Donald F. Zwilling, CPA, ABV
Director; Barnes Wendling CPAs, Inc.

North Coast Community Development Corporation

Daniel E. Klimas
Chairman of the Board President and Chief Executive Officer; LNB Bancorp Inc. and The Lorain National Bank

Gary J. Elek
Treasurer

Tracie L. Haynes
Oberlin Community Leader

Robert F. Heinrich
Secretary

Homer A. Virdon
Director; Lorain Metropolitan Housing Authority

Banking Centers

Lorain Banking Centers
Main
457 Broadway
Lorain, Ohio 44052
(440) 244-7185

Sixth Street Drive-In**
200 Sixth Street
Lorain, Ohio 44052
(440) 244-7242

Oberlin Avenue
3660 Oberlin Avenue
Lorain, Ohio 44053
(440) 282-9196

Pearl Avenue
2850 Pearl Avenue
Lorain, Ohio 44055
(440) 277-1103

Amherst Banking Center
1175 Cleveland Avenue
Amherst, Ohio 44001
(440) 988-4423

Avon Banking Center
2100 Center Road
Avon, Ohio 44011
(440) 934-7922

Avon Lake Banking Center
32960 Walker Road
Avon Lake, Ohio 44012
(440) 933-2186

Elyria Banking Centers
Ely Square
124 Middle Avenue
Elyria, Ohio 44035
(440) 323-4621

Chestnut Commons
105 Chestnut Commons Dr.
Elyria, Ohio 44035
(440) 366-5000

Lake Avenue
42935 North Ridge Road
Elyria Township, Ohio 44035
(440) 233-7196

Weslyan Village*
807 West Avenue
Elyria, Ohio 44035
(440) 989-5034

Village of LaGrange Banking Center
546 North Center Street
Village of LaGrange,
Ohio 44050
(440) 355-6734

ATM service available wherever you see this symbol
**Restricted to residents, their visitors and employees*
***Drive-In service only*

North Ridgeville Banking Center
34085 Center Ridge Rd.
North Ridgeville, Ohio 44039
(440) 327-2265

Oberlin Banking Centers
24 East College Street
Oberlin, Ohio 44074
(440) 775-1361

Kendal at Oberlin*
600 Kendal Drive
Oberlin, Ohio 44074
(440) 989-5033

Olmsted Township Banking Centers
27095 Bagley Road
Olmsted Township,
Ohio 44138
(440) 235-4600

The Renaissance*
26376 John Road
Olmsted Township,
Ohio 44138
(440) 989-5037

Vermilion Banking Center
4455 East Liberty Avenue
Vermilion, Ohio 44089
(440) 967-3124

Westlake Banking Center
Westlake Village*
28550 Westlake Village Drive
Westlake, Ohio 44145
(440) 989-5036

MorganBank
a division of Lorain National Bank
Member FDIC

178 W. Streetsboro Street
Hudson, Ohio 44236
(330) 342-4018

Other Offices
LNB Investment and
Trust Services
457 Broadway
Lorain, Ohio 44052
(440) 244-7241

Commercial, Consumer
and Mortgage Loans
457 Broadway
Lorain, Ohio 44052
(440) 244-7219
(440) 989-3348
(440) 985-7676

Customer Service
457 Broadway
Lorain, Ohio 44052
(440) 989-3348
(800) 860-1007

Human Resources
457 Broadway
Lorain, Ohio 44052
(440) 244-7207

All Other Offices Not Listed
Toll Free (800) 860-1007
Lorain (440) 244-6000

Commercial Banking
Independence Office
Summit 2, Suite 640
Independence, Ohio 44131
(216) 520-0846

Mortgage Lending Office
Solon Office
34305 Solon Rd.
Franklins Row #30
Solon, OH 44139
(440) 247-5656



Lorain County
Cuyahoga County
Avon Lake
LORAIN
Avon
Westlake
Olmsted Township
Vermilion
ELYRIA
Amherst
North Ridgeville
HUDSON
Oberlin
Lagrange
Summit County

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

**ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2013

Commission file number 0-13203

LNB Bancorp, Inc.

(Exact name of the registrant as specified in its charter)

Ohio	**34-1406303**
(State of Incorporation)	*(I.R.S. Employer Identification No.)*
457 Broadway, Lorain, Ohio	**44052-1769**
(Address of principal executive offices)	*(Zip Code)*

(440) 244-6000
(Registrant's telephone number, including area code)

Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Shares, par value $1.00 per share	The NASDAQ Stock Market
Preferred Share Purchase Rights	The NASDAQ Stock Market

Securities Registered Pursuant to Section 12(g) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
None	None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☑ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the common shares held by non-affiliates of the registrant at June 30, 2013 was approximately $70,125,702.

The number of common shares of the registrant outstanding on February 26, 2014 was 9,664,972.

Documents Incorporated By Reference

Portions of the Registrant's definitive Proxy Statement to be filed in connection with its 2014 Annual Meeting of Shareholders are incorporated by reference into Part III (Items 10, 11, 12, 13 and 14) of this report.

Except as otherwise stated, the information contained in this Annual Report on Form 10-K is as of December 31, 2013.

TABLE OF CONTENTS

PART I

Item 1. *Business*

LNB Bancorp, Inc. (the "Corporation") is a diversified banking services company headquartered in Lorain, Ohio. It is organized as a bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHC Act"). Its predecessor, The Lorain Banking Company, was a state chartered bank founded in 1905. It merged with the National Bank of Lorain in 1961, and in 1984 became a wholly-owned subsidiary of LNB Bancorp, Inc.

The Corporation engages in lending and depository services, investment services, and other traditional banking services. These services are generally offered through the Corporation's wholly-owned subsidiary, The Lorain National Bank (the "Bank").

The primary business of the Bank is providing personal, mortgage and commercial banking products, along with investment management and trust services. The Lorain National Bank operates through 20 retail-banking locations and 28 automated teller machines ("ATM's") in Lorain, Erie, Cuyahoga and Summit counties in the Ohio communities of Lorain, Elyria, Amherst, Avon, Avon Lake, LaGrange, North Ridgeville, Oberlin, Olmsted Township, Vermilion, Westlake and Hudson, as well as a business development office in Cuyahoga County. The Bank also operates an office in Columbus, Ohio that specializes in originating Small Business Administration (SBA) related loans.

Services

Commercial Lending. The Bank's commercial lending activities consist of commercial and industrial loans, commercial real estate loans, construction and equipment loans, letters of credit, revolving lines of credit, Small Business Administration loans and government guaranteed loans. The Bank's wholly-owned subsidiary, North Coast Community Development Corporation, offers commercial loans with preferred interest rates on projects that meet the standards for the federal government's New Markets Tax Credit Program.

Residential, Installment and Personal Lending. The Bank's residential mortgage lending activities consist of loans for the purchase of personal residences, originated for portfolio or to be sold in the secondary markets. The Bank's installment lending activities consist of traditional forms of financing for automobile and personal loans, indirect automobile loans, second mortgages, and home equity lines of credit. The Bank provides indirect lending services to new and used automobile dealerships located in Ohio, Kentucky, Indiana, North Carolina, Tennessee and Georgia. Through this program, the Bank has generated high-quality short-term assets that have been placed in its own portfolio or sold to several investor banks.

Deposit Services. The Bank's deposit services include traditional transaction and time deposit accounts, as well as cash management services for corporate and municipal customers. The Bank has occasionally supplemented local deposit generation with time deposits generated through a broker relationship. Deposits of the Bank are insured by the Bank Insurance Fund administered by the Federal Deposit Insurance Corporation (the "FDIC").

Other Services. Other bank services offered include safe deposit boxes, night depository, U.S. savings bonds, travelers' checks, money orders, cashier's checks, ATM's, debit cards, wire transfer, electronic funds transfers, foreign drafts, foreign currency, electronic banking by phone or through the internet, lockbox and other services tailored for both individuals and businesses.

Competition and Market Information

The Corporation competes primarily with 18 other financial institutions with operations in Lorain County, Ohio, which have Lorain County-based deposits ranging in size from approximately $1.1 million to over $1.0 billion. These competitors, as well as credit unions and financial intermediaries, compete for Lorain County deposits of approximately of $4.1 billion.

The Bank's market share of total deposits in Lorain County was 22.11% in 2013 and 22.14% in 2012, and the Bank ranked number two in market share in Lorain County in 2013 and 2012.

The Corporation's Morgan Bank division operates from one location in Hudson, Ohio. The Morgan Bank division competes primarily with 10 other financial institutions for $667 million in deposits in the City of Hudson, and holds a market share of 17.39%.

The Bank has a limited presence in Cuyahoga County, competing primarily with 27 other financial institutions. Cuyahoga County deposits as of June 30, 2013 totaled $38.7 billion. The Bank's market share of deposits in Cuyahoga County was 0.07% in 2013 and 2012 based on the FDIC Summary of Deposits for specific market areas dated June 30, 2013.

Business Strategy

The Bank seeks to compete with larger financial institutions by providing exceptional local service that emphasizes direct customer access to the Bank's officers and compete with smaller local banks by providing more convenient distribution channels and a wider array of products. The Bank endeavors to provide informed and courteous personal services. The Corporation's management team ("Management") believes that the Bank is well-positioned to compete successfully in its market area. Competition among financial institutions is based largely upon interest rates offered on deposit accounts, interest rates charged on loans, the relative level of service charges, the quality and scope of the services rendered, the convenience of the banking centers and, in the case of loans to commercial borrowers, relative lending limits. Management believes that the commitment of the Bank to provide quality personal service and its local community involvement give the Bank a competitive advantage over other financial institutions operating in its markets.

Supervision and Regulation

The Corporation is subject to the supervision and examination of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). The BHC Act requires prior approval of the Federal Reserve Board before acquiring or holding more than a 5% voting interest in any bank. It also restricts interstate banking activities.

The Bank is subject to extensive regulation, supervision and examination by applicable federal banking agencies, including the Office of the Comptroller of the Currency (the "OCC") and the Federal Reserve Board. Because domestic deposits in the Bank are insured (up to applicable limits) and certain deposits of the Bank and debt obligations of the Bank are temporarily guaranteed (up to applicable limits) by the FDIC, the FDIC also has certain regulatory and supervisory authority over the Bank under the Federal Deposit Insurance Act (the "FDIA").

Regulatory Capital Standards and Related Matters

Bank holding companies are required to comply with the Federal Reserve Board's risk-based capital guidelines. The FDIC and the OCC have adopted risk-based capital ratio guidelines to which depository institutions under their respective supervision, such as the Bank, are subject. The guidelines establish a systematic analytical framework that makes regulatory capital requirements more sensitive to differences in risk profiles among banking organizations. Risk-based capital ratios are determined by allocating assets and specified off-balance sheet commitments to four risk-weighted categories, with higher levels of capital being required for the categories perceived as representing greater risk. The Corporation and the Bank met all risk-based capital requirements of the Federal Reserve Board, FDIC and OCC as of December 31, 2013.

Both federal and state law extensively regulate various aspects of the banking business, such as reserve requirements, truth-in-lending and truth-in-savings disclosures, equal credit opportunity, fair credit reporting, trading in securities and other aspects of banking operations. To the extent statutory or regulatory provisions are described in this section, such descriptions are qualified in their entirety by reference to the particular statutory or regulatory provisions.

The Corporation and the Bank are subject to the Federal Reserve Act, which restricts financial transactions between banks and affiliated companies. The statute limits credit transactions between banks, affiliated companies and its executive officers and its affiliates. The statute prescribes terms and conditions for bank affiliate transactions deemed to be consistent with safe and sound banking practices, and restrict the types of collateral security permitted in connection with a bank's extension of credit to an affiliate. Additionally, all transactions with an affiliate must be on terms substantially the same or at least as favorable to the institution as those prevailing at the time for comparable transactions with nonaffiliated parties.

Dodd-Frank Act

On July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") was signed into law, which significantly changed the regulation of financial institutions and the financial services industry. The Dodd-Frank Act, together with the related regulations that have been or are to be implemented, includes provisions affecting large and small financial institutions alike, including several provisions that will affect how community banks, thrifts, and small bank and thrift holding companies will be regulated in the future.

The Dodd-Frank Act, among other things, imposes enhanced capital requirements on bank holding companies; changed the base for FDIC insurance assessments to a bank's average consolidated total assets minus average tangible equity, rather than upon its deposit base, and permanently raised the standard deposit insurance limit to $250,000; and expands the FDIC's authority to raise insurance premiums. The legislation also calls for the FDIC to raise the ratio of reserves to deposits from 1.15% to 1.35% for deposit insurance purposes by September 30, 2020 and to "offset the effect" of increased assessments on insured depository institutions with assets of less than $10 billion. The Dodd-Frank Act also limits interchange fees payable on debit card transactions, establishes the Bureau of Consumer Financial Protection as an independent entity within the Federal Reserve, which has broad rulemaking, supervisory and enforcement authority over consumer financial products and services, including deposit products, residential mortgages, home-equity loans and credit cards, and contains provisions on mortgage-related matters such as steering incentives, determinations as to a borrower's ability to repay and prepayment penalties. The Dodd-Frank Act also includes provisions that affect corporate governance and executive compensation at all publicly-traded companies and allows financial institutions to pay interest on business checking accounts. The law also restricts proprietary trading, places restrictions on the owning or sponsoring of hedge and private equity funds, and regulates the derivatives activities of banks and their affiliates. In addition, the law restricts the amount of trust preferred securities that may be considered Tier 1 capital. For depository institution holding companies with total assets of less than $15 billion, such as the Corporation, trust preferred securities issued before May 19, 2010 may continue to be included in Tier 1 capital, but future issuances of trust preferred securities will no longer be eligible for treatment as Tier 1 capital.

Because many aspects of this legislation have been only recently implemented, or continue to be subject to intensive agency rulemaking and subsequent public comment prior to implementation, which may occur over the next 12 months or more, it is difficult to predict at this time the ultimate effect of the Dodd-Frank Act on the Corporation.

Federal Deposit Insurance Act

Deposit Insurance Coverage Limits. As a result of the Dodd-Frank Act, the FDIC standard maximum depositor insurance coverage limit has been permanently increased to $250,000.

Deposit Insurance Assessments. Substantially all of the Bank's domestic deposits are insured up to applicable limits by the FDIC. Accordingly, the Bank is subject to deposit insurance premium assessments by the FDIC. In February 2011, the FDIC approved an amendment to its deposit insurance assessment regulations. The rule implements a provision in the Dodd-Frank Act that changes the assessment base for deposit insurance premiums from one based on domestic deposits to one based on average consolidated total assets minus average Tier 1 capital. The rule also changes the assessment rate schedules for insured depository institutions so that approximately the same amount of revenue would be collected under the new assessment base as would be collected under the current rate schedule and the schedules previously proposed by the FDIC.

FICO Assessments. Since 1997, all FDIC-insured depository institutions have been required through assessments collected by the FDIC to service the annual interest on 30-year noncallable bonds issued by the Financing Corporation ("FICO") in the late 1980s to fund losses incurred by the former Federal Savings and Loan Insurance Corporation. FICO assessments are separate from and in addition to deposit insurance assessments, are adjusted quarterly and, unlike deposit insurance assessments, are assessed uniformly without regard to an institution's risk category.

Conservatorship and Receivership of Institutions. If any insured depository institution becomes insolvent and the FDIC is appointed its conservator or receiver, the FDIC may, under federal law, disaffirm or repudiate any contract to which such institution is a party, if the FDIC determines that performance of the contract would be burdensome, and that disaffirmance or repudiation of the contract would promote the orderly administration of the institution's affairs. Such disaffirmance or repudiation would result in a claim by its holder against the receivership or conservatorship. The amount paid upon such claim would depend upon, among other factors, the amount of receivership assets available for the payment of such claim and its priority relative to the priority of others. In addition, the FDIC as conservator or receiver may enforce most contracts entered into by the institution notwithstanding any provision providing for termination, default, acceleration, or exercise of rights upon or solely by reason of insolvency of the institution, appointment of a conservator or receiver for the institution, or exercise of rights or powers by a conservator or receiver for the institution. The FDIC as conservator or receiver also may transfer any asset or liability of the institution without obtaining any approval or consent of the institution's shareholders or creditors.

Depositor Preference. The FDIA provides that, in the event of the liquidation or other resolution of an insured depository institution, the claims of its depositors (including claims by the FDIC as subrogee of insured depositors) and certain claims for administrative expenses of the FDIC as receiver would be afforded a priority over other general unsecured claims against such an institution. If an insured depository institution fails, insured and uninsured depositors along with the FDIC will be placed ahead of unsecured, nondeposit creditors, including a parent holding company and subordinated creditors, in order of priority of payment.

Prompt Corrective Action. The "prompt corrective action" provisions of the FDIA create a statutory framework that applies a system of both discretionary and mandatory supervisory actions indexed to the capital level of FDIC-insured depository institutions. These provisions impose progressively more restrictive constraints on operations, management, and capital distributions of the institution as its regulatory capital decreases, or in some cases, based on supervisory information other than the institution's capital level. This framework and the authority it confers on the federal banking agencies supplement other existing authority vested in such agencies to initiate supervisory actions to address capital deficiencies. Moreover, other provisions of law and regulation employ regulatory capital level designations the same as or similar to those established by the prompt corrective action provisions both in imposing certain restrictions and limitations and in conferring certain economic and other benefits upon institutions. These include restrictions on brokered deposits, limits on exposure to interbank liabilities, determination of risk-based FDIC deposit insurance premium assessments, and action upon regulatory applications.

Basel III

Internationally, both the Basel Committee on Banking Supervision and the Financial Stability Board (established in April 2009 by the Group of Twenty ("G-20") Finance Ministers and Central Bank Governors to take action to strengthen regulation and supervision of the financial system with greater international consistency, cooperation and transparency) have committed to raise capital standards and liquidity buffers within the banking system ("Basel III"). In July of 2013 the respective U.S. federal banking agencies issued final rules implementing Basel III and the Dodd-Frank Act capital requirements to be fully phased in on a global basis on January 1, 2019. The new regulations establish a new tangible common equity capital requirement, increase the minimum requirement for the current Tier 1 risk-weighted asset ("RWA") ratio, phase out certain kinds of intangibles treated as capital and certain types of instruments and change the risk weightings of certain assets used to determine required capital ratios. The new common equity Tier 1 capital component requires capital of the highest quality - predominantly composed of retained earnings and common stock instruments. For community banks such as the Bank, a common equity Tier 1 capital ratio 4.5% will become effective on January 1, 2015. The new capital rules will also increase the current minimum Tier 1 capital ratio from 4.0% to 6.0% beginning on January 1, 2015. In addition, institutions that seek the freedom to make capital distributions and pay discretionary bonuses to executive officers without restriction must also maintain greater than 2.5% in common equity attributable to a capital conservation buffer to be phased in from January 1, 2016 until January 1, 2019. The new rules also increase the risk weights for several categories of assets, including an increase from 100% to 150% for certain acquisition, development and construction loans and more than 90-day past due exposures. The new capital rules maintain the general structure of the prompt corrective action rules, but incorporate the new common equity Tier 1 capital requirement and the increased Tier 1 RWA requirement into the prompt corrective action framework.

Volcker Rule

On December 10, 2013, five financial regulatory agencies, including the Corporation's primary federal regulators the Federal Reserve Board and the OCC, adopted final rules (the "Final Rules") implementing the so-called Volcker Rule embodied in Section 13 of the Bank Holding Company Act, which was added by Section 619 of the Dodd-Frank Act. The Final Rules complete the process begun in October of 2011 when the agencies introduced proposed implementing rules for comment. The Final Rules prohibit banking entities from (1) engaging in short-term proprietary trading for their own accounts, and (2) having certain ownership interests in and relationships with hedge funds or private equity funds ("covered funds"). The Final Rules are intended to provide greater clarity with respect to both the extent of those primary prohibitions and of the related exemptions and exclusions. The Final Rules also require each regulated entity to establish an internal compliance program that is consistent with the extent to which it engages in activities covered by the Volcker Rule, which must include (for the largest entities) making regular reports about those activities to regulators. Community and small banks are afforded some relief under the Final Rules. If such banks are engaged only in exempted proprietary trading, such as trading in U.S. government, agency, state and municipal obligations, they are exempt entirely from compliance program requirements. Moreover, even if a community or small bank engages in proprietary trading or covered fund activities under the rule, they need only incorporate references to the Volcker Rule into their existing policies and procedures. The Final Rules are effective April 1, 2014, but the conformance period has been extended from its statutory end date of July 21, 2014 until July 21, 2015. Beginning June 30, 2014, banking entities with $50 billion or more in trading assets and liabilities must report quantitative metrics; on April 30, 2016, banking entities with at least $25 billion but less than $50 billion must report; and on December 31, 2016, banking entities with at least $10 billion but less than $25 billion must report. The Corporation is currently evaluating the Final Rules, which are lengthy and detailed, but does not at this time expect the Final Rules to have a material impact on its operations.

USA PATRIOT Act

The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the "USA PATRIOT Act") and the federal regulations issued pursuant to it substantially broaden previously existing anti-money laundering law and regulation, increase compliance, due diligence and reporting obligations for financial institutions, create new crimes and penalties, and require the federal banking agencies, in reviewing merger and other acquisition transactions, to consider the effectiveness of the parties in combating money laundering activities.

Employees

As of December 31, 2013, the Corporation employed 267 full-time equivalent employees. The Corporation is not a party to any collective bargaining agreement. Management considers its relationship with its employees to be good. Employee benefits programs are considered by the Corporation to be competitive with benefits programs provided by other financial institutions and major employers within the current market area.

Industry Segments

The Corporation and the Bank are engaged in one line of business, which is banking services. See Item 8, "Financial Statements and Supplementary Data" for financial information regarding the Corporation's business.

Available Information

LNB Bancorp, Inc.'s internet website is www.4LNB.com. Copies of the annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15 (d) of the Securities Exchange Act of 1934 are made available through this website or directly through the Securities and Exchange Commission (the "SEC") website which is www.sec.gov.

Forward-Looking Statements

This Form 10-K contains forward-looking statements within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Terms such as "will," "should," "plan," "intend," "expect," "continue," "believe," "anticipate" and "seek," as well as similar comments, are forward-looking in nature. Actual results and events may differ materially from those expressed or anticipated as a result of risks and uncertainties which include but are not limited to:

- a worsening of economic conditions or slowing of any economic recovery, which could negatively impact, among other things, business activity and consumer spending and could lead to a lack of liquidity in the credit markets;
- changes in the interest rate environment which could reduce anticipated or actual margins;
- increases in interest rates or weakening of economic conditions that could constrain borrowers' ability to repay outstanding loans or diminish the value of the collateral securing those loans;
- market conditions or other events that could negatively affect the level or cost of funding, affecting the Corporation's ongoing ability to accommodate liability maturities and deposit withdrawals, meet contractual obligations, and fund asset growth, and new business transactions at a reasonable cost, in a timely manner and without adverse consequences;
- changes in political conditions or the legislative or regulatory environment, including new or heightened legal standards and regulatory requirements, practices or expectations, which may impede profitability or affect the Corporation's financial condition (such as, for example, the Dodd-Frank Act and rules and regulations that have been or may be promulgated under the Act);
- persisting volatility and limited credit availability in the financial markets, particularly if market conditions limit the Corporation's ability to raise funding to the extent required by banking regulators or otherwise;
- significant increases in competitive pressure in the banking and financial services industries, particularly in the geographic or business areas in which the Corporation conducts its operations;
- limitations on the Corporation's ability to return capital to shareholders, including the ability to pay dividends, and the dilution of the Corporation's common shares that may result from, among other things, any capital-raising or acquisition activities of the Corporation;
- adverse effects on the Corporation's ability to engage in routine funding transactions as a result of the actions and commercial soundness of other financial institutions;
- general economic conditions becoming less favorable than expected, continued disruption in the housing markets and/or asset price deterioration, which have had and may continue to have a negative effect on the valuation of certain asset categories represented on the Corporation's balance sheet;
- increases in deposit insurance premiums or assessments imposed on the Corporation by the FDIC;
- a failure of the Corporation's operating systems or infrastructure, or those of its third-party vendors, that could disrupt its business;
- risks that are not effectively identified or mitigated by the Corporation's risk management framework; and
- difficulty attracting and/or retaining key executives and/or relationship managers at compensation levels necessary to maintain a competitive market position; as well as the risks and uncertainties described from time to time in the Corporation's reports as filed with the SEC.

The Corporation undertakes no obligation to update or clarify forward-looking statements, whether as a result of new information, future events or otherwise.

Item 1A. ***Risk Factors***

As a competitor in the banking and financial services industries, the Corporation and its business, operations and financial condition are subject to various risks and uncertainties. You should carefully consider the risks and uncertainties described below, together with all of the other information in this Annual Report on Form 10-K and in the Corporation's other filings with the SEC, before making any investment decision with respect to the Corporation's securities. In particular, you should consider the discussion contained in Item 7 of this Annual Report on Form 10-K, which contains Management's Discussion and Analysis of Financial Condition and Results of Operations.

The risks and uncertainties described below may not be the only ones the Corporation faces. Additional risks and uncertainties not presently known by the Corporation or that the Corporation currently deems immaterial may also affect the Corporation's business. If any of these known or unknown risks or uncertainties actually occur or develop, the Corporation's business, financial condition, results of operations and future growth prospects could change. Under those circumstances, the trading prices of the Corporation's securities could decline, and you could lose all or part of your investment.

Economic trends have adversely affected the Corporation's industry and business and may continue to do so.

Difficult economic conditions over the last several years led to dramatic declines in the housing market that resulted in decreased home prices and increased delinquencies and foreclosures which negatively impacted the credit performance of mortgage and construction loans and resulted in significant write-downs of assets by many financial institutions. In addition, the values of real estate collateral supporting many loans declined and may not recover. These general economic trends, the reduced availability of commercial credit and relatively high rates of unemployment all negatively impacted the credit performance of commercial and consumer credit and resulted in significant write-downs. Concerns over the stability of the financial markets and the economy resulted in decreased lending by financial institutions to their customers and to each other. This market uncertainty and tightening of credit has led to increased commercial and consumer deficiencies, lack of customer confidence, increased market volatility and widespread reduction in general business activity. The resulting economic pressure on consumers and businesses and the lack of confidence in the financial markets adversely affected the Corporation's business, financial condition, results of operations and share price and, while the Corporation's business has recovered to some extent, these economic and business conditions may still adversely affect us. Also, the Corporation's ability to assess the creditworthiness of customers and to estimate the losses inherent in its credit exposure is made more complex by these difficult market and economic conditions. Business activity across a wide range of industries and regions has been slow to recover and local governments and many companies continue to be adversely affected by a relative lack of consumer spending and liquidity in the credit markets. Any worsening of current conditions would have an adverse effect on the Corporation, its customers and the other financial institutions in its market. As a result, the Corporation may experience increases in foreclosures, delinquencies and customer bankruptcies.

Changes in interest rates could adversely affect the Corporation's earnings and financial condition.

The Corporation's earnings and cash flows depend substantially upon its net interest income. Net interest income is the difference between interest income earned on interest-earnings assets, such as loans and investment securities, and interest expense paid on interest-bearing liabilities, such as deposits and borrowed funds. Interest rates are sensitive to many factors that are beyond the Corporation's control, including general economic conditions, competition and policies of various governmental and regulatory agencies and, in particular, the policies of the Federal Reserve Board. Changes in monetary policy, including changes in interest rates, could influence not only the interest the Corporation receives on loans and investment securities and the amount of interest it pays on deposits and borrowings, but such changes could also affect: (1) the Corporation's ability to originate loans and obtain deposits; (2) the fair value of the Corporation's financial assets and liabilities, including its securities portfolio; and (3) the average duration of the Corporation's interest-earning assets. This also includes the risk that interest-earning assets may be more responsive to changes in interest rates than interest-bearing liabilities, or vice versa (repricing risk), the risk that the individual interest rates or rates indices underlying various interest-earning assets and interest-bearing liabilities may not change in the same degree over a given time period (basis risk), and the risk of changing interest rate relationships across the spectrum of interest-earning asset and interest-bearing liability maturities (yield curve risk), including a prolonged flat or inverted yield curve environment. Any substantial, unexpected, prolonged change in market interest rates could have a material adverse effect on the Corporation's financial condition and results of operations.

The Corporation's allowance for loan losses may not be adequate to cover actual future losses.

The Corporation maintains an allowance for loan losses to cover probable and incurred loan losses. Every loan the Corporation makes carries a certain risk of non-repayment, and the Corporation makes various assumptions and judgments about the collectability of its loan portfolio including the creditworthiness of its borrowers and the value of the real estate and other assets serving as collateral for the repayment of loans. Through a periodic review and consideration of the loan portfolio, Management determines the amount of the allowance for loan losses by considering general market conditions, credit quality of the loan portfolio, the collateral supporting the loans and performance of customers relative to their financial obligations with the Corporation. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates, which may be beyond the Corporation's control, and these losses may exceed current estimates. The Corporation cannot fully predict the amount or timing of losses or whether the loss allowance will be adequate in the future. If the Corporation's assumptions prove to be incorrect, its allowance for loan losses may not be sufficient to cover losses inherent in its loan portfolio, resulting in additions to the allowance. Excessive loan losses and significant additions to the Corporation's allowance for loan losses could have a material adverse impact on its financial condition and results of operations.

Federal regulators, as an integral part of their examination process, periodically review our allowance for loan losses and could require us to increase our allowance for loan losses by recognizing additional provisions for loan losses charged to expense, or to decrease our allowance for loan losses by recognizing loan charge-offs. Any such additional provisions for loan losses or charge-offs, as required by these regulatory agencies, could have a material adverse effect on our financial condition and results of operations.

Changes in economic and political conditions could adversely affect the Corporation's earnings.

The Corporation's success depends, to a certain extent, upon economic and political conditions, local and national, as well as governmental monetary policies. Conditions such as inflation, recession, unemployment, changes in interest rates, money supply and other factors beyond the Corporation's control may adversely affect its asset quality, deposit levels and loan demand and, therefore, its earnings. Because the Corporation has a significant amount of real estate loans, decreases in real estate values could adversely affect the value of property used as collateral and the Corporation's ability to sell the collateral upon foreclosure. Adverse changes in the economy may also have a negative effect on the ability of the Corporation's borrowers to make timely repayments of their loans, which would have an adverse impact on the Corporation's earnings. If during a period of reduced real estate values the Corporation is required to liquidate the collateral securing a loan to satisfy the debt or to increase its allowance for loan losses, it could materially reduce the Corporation's profitability and adversely affect its financial condition. The substantial majority of the Corporation's loans are to individuals and businesses in Ohio. Consequently, significant declines in the economy in Ohio could have a material adverse effect on the Corporation's financial condition and results of operations. Furthermore, future earnings are susceptible to declining credit conditions in the markets in which the Corporation operates.

Certain industries, including the financial services industry, are disproportionately affected by certain economic indicators such as unemployment and real estate asset values. Should the improvement of these economic indicators lag the improvement of the overall economy, the Corporation could be adversely affected.

Should the stabilization of the U.S. economy continue, and lead to a further general economic recovery, the improvement of certain economic indicators, such as unemployment and real estate asset values and rents, may nevertheless continue to lag behind the overall economy. These economic indicators typically affect certain industries, such as real estate and financial services, more significantly. Furthermore, financial services companies with a substantial lending business are dependent upon the ability of their borrowers to make debt service payments on loans. Should unemployment or real estate asset values fail to recover for an extended period of time, the Corporation's results of operations could be negatively affected.

Strong competition may reduce the Corporation's ability to generate loans and deposits in its market.

The Corporation competes in a consolidating industry. A large part of the Corporation's competition continues to be large regional companies which have the capital resources to substantially impact such things as loan and deposit pricing, delivery channels and products. This may allow those companies to offer what may be perceived in the market as better pricing, better products and better convenience relative to smaller competitors like the Corporation, which could impact the Corporation's ability to grow its assets and earnings.

The Corporation's earnings and reputation may be adversely affected if credit risk is not properly managed.

Originating and underwriting loans is critical to the success of the Corporation. This activity exposes the Corporation to credit risk, which is the risk of losing principal and interest income because the borrower cannot repay the loan in full. The Corporation depends on collateral in underwriting loans, and the value of this collateral is impacted by interest rates and economic conditions.

The Corporation's earnings may be adversely affected if Management does not understand and properly manage loan concentrations. The Corporation's commercial loan portfolio is concentrated in commercial real estate. This includes significant commercial and residential development customers. This means that the Corporation's credit risk profile is dependent upon, not only the general economic conditions in the market, but also the health of the local real estate market. Certain of these loans are not fully amortized over the loan period, but have a balloon payment due at maturity. The borrower's ability to make a balloon payment typically will depend on being able to refinance the loan or to sell the underlying collateral. This factor, combined with others, including the Corporation's geographic concentration, can lead to unexpected credit deterioration and higher provisions for loan losses.

The Corporation is subject to liquidity risk.

Market conditions or other events could negatively affect the level or cost of funding, affecting the Corporation's ongoing ability to accommodate liability maturities and deposit withdrawals, meet contractual obligations, and fund asset growth and new business transactions at a reasonable cost, in a timely manner and without adverse consequences. Although Management has implemented strategies to maintain sufficient sources of funding to accommodate planned as well as unanticipated changes in assets and liabilities under both normal and adverse conditions, any substantial, unexpected and/or prolonged change in the level or cost of liquidity could adversely affect the Corporation's business, financial condition and results of operations.

As a result of the Dodd-Frank Act and international accords, financial institutions will become subject to new and increased capital and liquidity requirements. In light of these new requirements, it is possible that the Corporation could be required to increase its capital levels in the future above the levels in its current financial plans. These new requirements could have a negative impact on the Corporation's ability to lend, grow deposit balances or make acquisitions and on its ability to make capital distributions in the form of dividends or share repurchases. Higher capital levels could also lower the Corporation's return on equity.

Legislative or regulatory changes or actions, or significant litigation, could adversely impact the Corporation or the businesses in which it is engaged.

The financial services industry is extensively regulated. The Corporation is subject to extensive state and federal regulation, supervision and legislation that govern almost all aspects of its operations. Laws and regulations may change from time to time and are primarily intended for the protection of consumers, depositors and the deposit insurance funds, and not to benefit the Corporation's shareholders. The impact of any changes to laws and regulations or other actions by regulatory agencies may negatively impact the Corporation or its ability to increase the value of its business.

The US government has undertaken major reform of the financial services industry, including new efforts to protect consumers and investors from financial abuse. The Corporation expects to face further increased regulation of its industry as a result of current and future initiatives intended to provide economic stimulus, financial market stability and enhanced regulation of financial services companies and to enhance the liquidity and solvency of financial institutions and markets. The Corporation also expects in many cases more aggressive enforcement of regulations on both the federal and state levels. Regulatory authorities have extensive discretion in connection with their supervisory and enforcement activities, including the imposition of restrictions on the operation of an institution, the classification of assets by the institution and the adequacy of an institution's allowance for loan losses. Additionally, actions by regulatory agencies or significant litigation against the Corporation could require it to devote significant time and resources to defending its business and may lead to penalties that materially affect the Corporation and its shareholders.

In July 2013, final rules were released regarding implementation of the Basel III regulatory capital rules for U.S. banking organizations. The rules substantially increase the complexity of capital calculations and the amount of required capital to be maintained. Specifically, the rules reduce the items that count as capital, establish higher capital ratios for all banks and increase risk weighting of a number of asset classes a bank holds. The potential impact of these rules includes, but is not limited to, reduced lending and negative pressure on profitability and return on equity due to the higher capital requirements. The cost of implementation and ongoing compliance with these rules may also negatively impact operating costs. To the extent the Corporation is required to increase capital in the future to comply with such rules, existing shareholders may be diluted and/or our ability to pay common share dividends may be reduced.

The Dodd-Frank Act may adversely affect the Corporation's business, financial conditions and results of operations.

The Dodd-Frank Act, which became law in July 2010, imposes significant restrictions and an expanded framework of regulatory oversight for financial institutions, including depository institutions. Because the Dodd-Frank Act requires various federal agencies to adopt a broad range of regulations with significant discretion, the effects of the Act on the Corporation's business will depend largely on the implementation of the Act by those agencies, and many of the details of the law have been only recently implemented, or remain in the process of being implemented and the effects they will have on the Corporation are difficult to predict.

Many of the provisions of the Dodd-Frank Act apply directly only to institutions much larger than the Corporation, and some will affect only institutions that engage in activities in which the Corporation does not engage. Among the changes to occur pursuant to the Dodd-Frank Act that can be expected to have an effect on the Corporation are the following:

- The OTS has been merged into the OCC and the authority of the other remaining bank regulatory agencies restructured;
- An independent Consumer Financial Protection Bureau has been established within the Federal Reserve Board, empowered to exercise broad regulatory, supervisory and enforcement authority with respect to both new and existing consumer financial protection laws;
- New trust preferred securities will no longer count toward Tier 1 capital;

- The standard maximum amount of deposit insurance per customer is permanently increased to $250,000;
- The deposit insurance assessment base calculation has been expanded to equal a depository institution's total assets minus the sum of its average tangible equity during the assessment period;
- Corporate governance requirements applicable generally to all public companies in all industries have required or will require new compensation practices, including, but not limited to, requiring companies to "claw back" incentive compensation under certain circumstances, to provide shareholders the opportunity to cast a non-binding vote on executive compensation, to consider the independence of compensation advisors and new executive compensation disclosure requirements;
- Establish new rules and restrictions regarding the origination of mortgages;
- Permit the Federal Reserve to prescribe regulations regarding interchange transaction fees, and limit them to an amount reasonable and proportional to the cost incurred by the issuer for the transaction in question.

Many provisions of the Dodd-Frank Act remain subject to implementation and will require interpretation and rule making by federal regulators. The Corporation is closely monitoring all relevant sections of the Dodd-Frank Act to ensure continued compliance with laws and regulations. While the ultimate effect of the Dodd-Frank Act on the Corporation cannot be determined yet, the law is likely to result in increased compliance costs and fees paid to regulators, along with possible restrictions on the Corporation's operations.

The Corporation may be adversely impacted by weakness in the local economies it serves.

The Corporation's business activities are geographically concentrated in Northeast Ohio and, in particular, Lorain County, Ohio, where commercial activity has deteriorated at a greater rate than in other parts of Ohio and in the national economy. The Corporation is less able than a larger institution to spread the risks of unfavorable local economic conditions across a large number of diversified economies. This has led to and may lead to further unexpected deterioration in loan quality, slower asset and deposit growth, which may adversely affect the Corporation's operating results. Moreover, the Corporation cannot give any assurance that it will benefit from any market growth or favorable economic conditions in its primary market areas if they do occur.

Future FDIC premiums could be substantially higher and would have an unfavorable effect on earnings.

Higher levels of bank failures over the last few years have dramatically increased resolution costs of the FDIC and depleted the deposit insurance fund. In addition, the FDIC now insures deposit accounts up to $250,000 per customer (up from $100,000). These programs have placed additional stress on the deposit insurance fund. In order to maintain a strong funding position and restore reserve ratios of the deposit insurance fund, the FDIC has increased assessment rates of insured institutions. The Dodd-Frank Act also imposes additional assessments and costs with respect to deposits, requiring the FDIC to impose deposit insurance assessments based on total assets rather than total deposits. These announced increases, legislative and regulatory changes and any future increases or required prepayments of FDIC insurance premiums may adversely impact the Corporation's earnings and financial condition. If there are additional bank or financial institution failures, or the cost of resolving prior failures exceeds expectations, the Corporation may be required to pay even higher FDIC premiums than the recently increased levels.

The soundness of other financial institutions could adversely affect the Corporation.

The Corporation's ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships. The Corporation has exposure to many different industries and counterparties, and it routinely executes transactions with counterparties in the financial industry. As a result, defaults by, or even rumors or questions about, one or more financial services institutions, or the financial services industry generally, have led to market-wide liquidity problems and could lead to losses or defaults by the Corporation or by other institutions. Many of these transactions expose the Corporation to credit risk in the event of default of the Corporation's counterparty or client. In addition, the Corporation's credit risk may be exacerbated when the collateral held by it cannot be realized upon or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure due the Corporation. There is no assurance that any such losses would not materially and adversely affect the Corporation's results of operations.

A failure of the Corporation's operating systems or infrastructure, or those of its third-party vendors, could disrupt its business.

The Corporation's business is dependent on its ability to process and monitor large numbers of daily transactions in compliance with legal and regulatory standards and the Corporation's product specifications, which it changes to reflect its business needs. As processing demands change and the Corporation's loan portfolios grow in both volume and differing terms and conditions, developing and maintaining the Corporation's operating systems and infrastructure becomes increasingly challenging and there is no assurance that the Corporation can adequately or efficiently develop and maintain such systems. The Corporation's loan originations and conversions and the servicing, financial, accounting, data processing or other operating systems and facilities that support them may fail to operate properly or become disabled as a result of events that are beyond the Corporation's control, adversely affecting its ability to process these transactions. Any such failure could adversely affect the Corporation's ability to service its customers, result in financial loss or liability to its customers, disrupt its business, and result in regulatory action or cause reputational damage. Despite the plans and facilities the Corporation has in place, its ability to conduct business may be adversely affected by a disruption in the infrastructure that supports its businesses. This may include a disruption involving electrical, communications, internet, transportation or other services used by the Corporation or third parties with which it conducts business. Notwithstanding the Corporation's efforts to maintain business continuity, a disruptive event impacting its processing locations could adversely affect its business, financial condition and results of operations. The Corporation's operations rely on the secure processing, storage and transmission of personal, confidential and other information in its computer systems and networks. Although the Corporation takes protective measures, its computer systems, software and networks may be vulnerable to unauthorized access, computer viruses, malicious attacks and other events that could have a security impact beyond the Corporation's control. If one or more of such events occur, personal, confidential and other information processed and stored in, and transmitted through, the Corporation's computer systems and networks, could be jeopardized or otherwise interruptions or malfunctions in its operations could result in significant losses or reputational damage. The Corporation also routinely transmits and receives personal, confidential and proprietary information, some through third parties. The Corporation has put in place secure transmission capability, and works to ensure third parties follow similar procedures. An interception, misuse or mishandling of personal, confidential or proprietary information being sent to or received from a customer or third party could result in legal liability, regulatory action and reputational harm. In the event personal, confidential or other information is jeopardized, intercepted, misused or mishandled, the Corporation may be required to expend significant additional resources to modify its protective measures or to investigate and remediate vulnerabilities or other exposures, and it may be subject to fines, penalties, litigation costs and settlements and financial losses that are either not insured against or not fully covered through any insurance maintained by it. If one or more of such events occur, the Corporation's business, financial condition or results of operations could be significantly and adversely affected.

The Corporation is subject to risk from the failure of third party vendors.

The Corporation relies on other companies to provide components of the Corporation's business infrastructure. Third party vendors provide certain components of the Corporation's business infrastructure, such the Bank's processing and electronic banking systems, item processing and Internet connections. While the Corporation has selected these third party vendors carefully, it does not control their actions. Any problems caused by these third parties not providing the Corporation their services for any reason or their performing their services poorly, could adversely affect the Corporation's ability to deliver products and services to the Corporation's operations directly through interference with communications, including the interruption or loss of the Corporation's websites, which could adversely affect the Corporation's business, financial condition and results of operations.

The potential for fraud in the card payment industry is significant.

Issuers of prepaid and credit cards have suffered significant losses in recent years with respect to the theft of cardholder data that has been illegally exploited for personal gain. The theft of such information is regularly reported and affects not only individuals but businesses as well (albeit to a lesser degree). Many types of credit card fraud exist, including the counterfeiting of cards and "skimming." "Skimming" is the term for a specialized type of credit card information theft whereby, typically, an employee of a merchant will copy the cardholder's number and security code (either by handwriting the information onto a piece of paper, entering such information into a keypad or other device, or using a handheld device which "reads" and then stores the card information embedded in the magnetic strip). Once a credit card number and security code has been skimmed, the skimmer can use such information for purchases until the unauthorized use is detected either by the cardholder or the card issuer. Losses from fraud have been substantial for certain card industry participants. Although fraud has not had a material impact on the profitability of the Bank, it is possible that such activity could impact the Corporation at some time in the future.

The Corporation may have fewer resources than many of its competitors to invest in technological improvements.

The financial services industry is undergoing rapid technological changes, with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve customers and to reduce costs. The Corporation's future success will depend, in part, upon its ability to address the needs of its customers by using technology to provide products and services that will satisfy customer demands for convenience, as well as to create additional efficiencies in its operations. Many of the Corporation's competitors have substantially greater resources to invest in technological improvements. The Corporation may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to its customers.

Changes in accounting standards could materially impact the Corporation's financial statements.

The Financial Accounting Standards Board (FASB) may change the financial accounting and reporting standards that govern the preparation of the Corporation's financial statements. These changes can be difficult to predict and can materially impact how the Corporation records and reports it financial condition and results of operations.

The Corporation may not be able to attract and retain skilled people.

The Corporation's success depends, in large part, on its ability to attract and retain key people. Competition for the best people in most activities in which the Corporation is engaged can be intense, and the Corporation may not be able to retain or hire the people it wants and/or needs. In order to attract and retain qualified employees, the Corporation must compensate its employees at market levels. If the Corporation is unable to continue to attract and retain qualified employees, or do so at rates necessary to maintain its competitive position, the Corporation's performance, including its competitive position, could suffer, and, in turn, adversely affect the Corporation's business, financial condition and results of operations.

The Corporation's ability to pay dividends is subject to limitations.

Holders of the Corporation's common shares are only entitled to receive such dividends as the Board of Directors may declare out of funds legally available for such payments. Furthermore, the Corporation's common shareholders are subject to the prior dividend rights of holders of its preferred stock, to the extent any preferred stock is issued and outstanding, and any increase in the dividend is subject to Board approval and dependent upon numerous considerations relating to the capital position and needs of the corporation.

In September 2009, the Corporation reduced its quarterly dividend on its common shares to $0.01 per share. The Corporation could determine to eliminate its common shares dividend altogether. This could adversely affect the market price of the Corporation's common shares. Also, the Corporation is a bank holding company and its ability to declare and pay dividends is dependent on certain federal regulatory considerations, including the guidelines of the Federal Reserve Board regarding capital adequacy and dividends.

In addition, the terms of the Corporation's outstanding trust preferred securities prohibit it from declaring or paying any dividends or distributions on its capital stock, including its common shares, if an event of default has occurred and is continuing under the applicable indenture or if the Corporation has given notice of its election to defer interest payments but the related deferral period has not yet commenced or a deferral period is continuing.

Additional capital may not be available to the Corporation if and when it is needed.

The Corporation and the Bank are subject to capital-based regulatory requirements. The ability of the Corporation and the Bank to meet capital requirements is dependent upon a number of factors, including results of operations, level of nonperforming assets, interest rate risk, future economic conditions, future changes in regulatory and accounting policies and capital requirements, and the ability to raise additional capital if and when it is needed. Certain circumstances, such as a reduction of capital due to losses from nonperforming assets or otherwise, could cause the Corporation or the Bank to become unable to meet applicable regulatory capital requirements, which may materially and adversely affect the Corporation's financial condition, liquidity and results of operations. In such an event, additional capital may be required to meet requirements. The Corporation's ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time which are outside its control, and on the Corporation's financial performance. Accordingly, additional capital, if needed, may not be available on terms acceptable to the Corporation. Furthermore, if any such additional capital is raised through the offering of equity securities, it may dilute the holdings of the Corporation's existing shareholders or reduce the market price of the Corporation's common shares, or both.

The Corporation's risk management framework may not effectively identify or mitigate its risks.

The Corporation's risk management framework seeks to mitigate risk and appropriately balance risk and return. The Corporation has established processes and procedures intended to identify, measure, monitor and report the types of risk to which it is subject, including credit risk, market risk, liquidity risk, operational risk, legal and compliance risk, and strategic risk. The Corporation seeks to monitor and control its risk exposure through a framework of policies, procedures and reporting requirements. Management of the Corporation's risks in some cases depends upon the use of analytical and/or forecasting models. If the models that the Corporation uses to mitigate these risks are inadequate, the Corporation may incur increased losses. In addition, there may be risks that exist, or that develop in the future, that the Corporation has not appropriately anticipated, identified or mitigated. If the Corporation's risk management framework does not effectively identify or mitigate its risks, it could suffer unexpected losses and could be materially adversely affected.

If the Corporation is required to write down goodwill recorded in connection with its acquisitions, the Corporation's profitability would be negatively impacted.

Applicable accounting standards require the Corporation to use the purchase method of accounting for all business combinations. Under purchase accounting, if the purchase price of an acquired company exceeds the fair value of the acquired company's net assets, the excess is carried on the acquirer's balance sheet as goodwill. At December 31, 2013, the Corporation had approximately $21.6 million of goodwill on its balance sheet. Goodwill must be evaluated for impairment at least annually. Write downs of the amount of any impairment, if necessary, are to be charged to the results of operations in the period in which the impairment occurs. There can be no assurance that future evaluations of goodwill will not result in findings of impairment and related write downs, which would have an adverse effect on the Corporation's financial condition and results of operations.

Our compensation expense has increased and may increase substantially following the sale of the Corporation's Series B Preferred Stock by the United States Department of the Treasury and the subsequent retirement of the Series B Preferred Stock.

Following the United States Department of the Treasury's sale of the Corporation's Series B Preferred Stock, certain executive compensation restrictions and corporate governance standards, as set forth in the Interim Final Rule on TARP Standards for Compensation and Corporate Governance published June 15, 2009, became no longer applicable to the Corporation and the Corporation's compensation expense for its executive officers and other senior employees has increased and may increase substantially.

Item 1B. ***Unresolved Staff Comments***

Not applicable.

Item 2. ***Properties***

The Corporation's corporate offices are located at 457 Broadway, Lorain, Ohio. As of December 31, 2013, the Corporation and its subsidiaries operated a total of 27 facilities, including its banking centers, loan production offices, corporate offices, and maintenance, purchasing, operations and professional development centers, which are located in Lorain, eastern Erie, western Cuyahoga and Summit counties of Ohio, and its SBA-related loan origination office in Columbus, Ohio. Of these facilities, 13 were owned, including the corporate offices. The other 14 facilities were leased from unaffiliated third parties on varying lease terms. See Note 8 to the consolidated financial statements contained in Item 8, "Financial Statement and Supplementary Data."

The 27 facilities and their addresses are listed in the following table:

Main Banking Center & Corporate Offices	457 Broadway, Lorain
Vermilion	4455 East Liberty Avenue, Vermilion
Amherst	1175 Cleveland Avenue, Amherst
Lake Avenue	42935 North Ridge Road, Elyria Township
Avon	2100 Center Road, Avon
Avon Lake	32960 Walker Road, Avon Lake
Pearl Avenue	2850 Pearl Avenue, Lorain
Oberlin	24 East College Street, Oberlin
Ely Square	124 Middle Avenue, Elyria
Oberlin Avenue	3660 Oberlin Avenue, Lorain
Olmsted Township	27095 Bagley Road, Olmsted Township
Kendal at Oberlin	600 Kendal Drive, Oberlin
The Renaissance	26376 John Road, Olmsted Township
Chestnut Commons	105 Chestnut Commons Drive, Elyria
North Ridgeville	34085 Center Ridge Road, North Ridgeville
Village of LaGrange	546 North Center Street, LaGrange
Westlake Village	28550 Westlake Village Drive, Westlake
Wesleyan Village	807 West Avenue, Elyria
Morgan Bank	178 West Streetsboro Street, Hudson
Solon Mortgage Center	34305 Solon Rd., Franklin's Row #30, Solon
Cuyahoga Loan Production Office	2 Summit Park Drive, Independence
Operations Center	2130 West Park Drive, Lorain
Maintenance Center	2140 West Park Drive, Lorain
Purchasing Center	2150 West Park Drive, Lorain
Professional Development Center	521 Broadway, Lorain
Sixth Street Drive-In	200 West 6th Street, Lorain
Columbus Loan Production Office	1890 Northwest Boulevard, Columbus

The Corporation also owns and leases equipment for use in its business. The Corporate headquarters at 457 Broadway is currently 75% occupied. The remaining space is expected to be utilized to accommodate future growth. The Corporation considers all its facilities to be in good condition, well-maintained and more than adequate to conduct the business of banking.

Item 3. ***Legal Proceedings***

The Corporation and Bank are subject to legal proceedings and claims which arise in the ordinary course of business. In the opinion of Management, the amount of ultimate liability with respect to these actions will not have a material adverse effect on the Corporation's financial position or results of operations.

Item 4. ***Mine Safety Disclosures***

Not applicable.

Supplemental Item — Executive Officers of the Registrant

Pursuant to Form 10-K, General Instruction G(3), the following information on Executive Officers is included as an additional item in this Part I:

Name	Age	Principal Occupation For Past Five Years	Positions and Offices Held with LNB Bancorp, Inc.	Executive Officer Since
Daniel E. Klimas	55	President and Chief Executive Officer, LNB Bancorp, Inc., February 2005 to present. President, Northern Ohio Region, Huntington Bank from 2001 to February 2005.	President and Chief Executive Officer	2005
Gary J. Elek	62	Chief Financial Officer, LNB Bancorp, Inc., from April 2009 to present. Vice President and Controller for North America of A. Schulman, Inc. in Akron, Ohio from 2006 to 2008. Corporate Controller of A. Schulman, Inc. from 2004 to 2006. Executive Vice President, Corporate Development from 1999 to 2004, as Senior Vice President, Corporate Development from 1997 to 1999 and as Senior Vice President and Treasurer from 1988 to 1997 of FirstMerit Corporation.	Chief Financial Officer and Principal Accounting Officer	2009
Michael Bickerton	54	Senior Vice President and Chief Credit Officer, LNB Bancorp, Inc., October 2013 to present. Executive Vice President, Credit & Risk Manager, Community Bank for KeyCorp from 2011 to 2013. Executive Vice President, Great Lakes Region Credit Executive for KeyCorp from 2006 to 2010. Executive Vice President, Credit Administration	Senior Vice President and Chief Credit Officer	2013
Kevin Nelson	50	Senior Vice President, LNB Bancorp, Inc., from April 2009 to present. Director of Indirect Lending, The Lorain National Bank, from May 2007 to present. Senior Vice President, Bank Sales and Loan Originations, Morgan Bank (a division of the Bank), from September 2006 to May 2007. President, Nelson Marketing Group, LLC, from November 2005 to September 2006.	Senior Vice President and Director of Indirect Lending	2009
Frank A. Soltis	61	Senior Vice President, LNB Bancorp, Inc., July 2005 to present. Senior Vice President, Lakeland Financial Corporation, 1997 to 2005.	Senior Vice President and Chief Information Officer	2005
Mary E. Miles	55	Senior Vice President, LNB Bancorp, Inc., April 2005 to present. President, Miles Consulting, Inc. from 2001 to 2005.	Senior Vice President and Director of Human Resources, Professional Development & Security	2005
John Simacek	61	Senior Vice President, LNB Bancorp, Inc., from April 2009 to present. Senior Retail Executive, The Lorain National Bank (a subsidiary of the Corporation), October 2005 to present. Vice President and Regional Manager of the Cleveland, Ohio affiliate of Fifth Third Bank, 1999 to October 2005.	Senior Vice President and Senior Retail Executive	2009
Robert F. Heinrich	60	Senior Vice President, LNB Bancorp, Inc., from April 2009 to present. Corporate Secretary, LNB Bancorp, Inc., from February 2008 to Present. Director of Risk Management, LNB Bancorp, Inc., from 2005 to present. Controller, LNB Bancorp, Inc., from January 2004 to March 2005. Auditor, LNB Bancorp, Inc., from May 2003 to January 2004.	Senior Vice President, Corporate Secretary and Director of Risk Management	2009
Peter R. Catanese	57	Senior Vice President and Marketing Director, LNB Bancorp, Inc., from September 2005 to present. Vice President, Charter One Bank, May 1998 to September 2005.	Senior Vice President and Director of Marketing	2011

PART II

Item 5. ***Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Market Information; Equity Holders; Dividends. LNB Bancorp, Inc. common shares, par value $1.00 per share, are traded on The NASDAQ Stock Market® under the ticker symbol "LNBB". The prices below represent the high and low sales prices reported on The NASDAQ Stock Market for each specified period. All prices reflect inter-dealer prices without markup, markdown or commission and may not necessarily represent actual transactions.

LNB Bancorp, Inc. has paid a cash dividend to shareholders each year since becoming a holding company in 1984. At present, the Corporation expects to pay cash dividends to shareholders in an amount equal to $0.01 per share if approved by the Board of Directors. The terms of the Corporation's outstanding trust preferred securities prohibit it from declaring or paying any dividends or distributions on its capital stock, including its common shares, if an event of default has occurred and is continuing under the applicable indenture or if the Corporation has given notice of its election to defer interest payments but the related deferral period has not yet commenced or a deferral period is continuing.

The common shares of LNB Bancorp, Inc. are usually listed in publications as "LNB Bancorp". LNB Bancorp Inc.'s common stock CUSIP is 502100100.

As of February 26, 2014, LNB Bancorp, Inc. had 1,733 shareholders of record and the closing price per share of the Corporation's common shares was $11.14.

Common Stock Trading Ranges and Cash Dividends Declared

	2013		
	High	**Low**	**Cash Dividends Declared Per Share**
First Quarter	$ 8.65	$ 5.90	$ 0.01
Second Quarter	9.87	8.02	0.01
Third Quarter	10.00	8.53	0.01
Fourth Quarter	10.60	9.07	0.01

	2012		
	High	**Low**	**Cash Dividends Declared Per Share**
First Quarter	$ 7.34	$ 4.60	$ 0.01
Second Quarter	6.93	6.00	0.01
Third Quarter	6.75	5.46	0.01
Fourth Quarter	6.70	5.78	0.01

The following graph shows a five-year comparison of cumulative total returns for LNB Bancorp, the Standard & Poor's 500 Stock Index© and the Nasdaq Bank Index.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among LNB Bancorp, Inc., The S&P 500 Index
And The NASDAQ Bank Index



$250
$200
$150
$100
$50
$0
12/08
12/09
12/10
12/11
12/12
12/13
LNB Bancorp, Inc.
S&P 500
NASDAQ Bank

* $100 invested on 12/31/08 in stock or index. Including reinvestment of dividends. Fiscal year ending December 31.

The graph shown above is based on the following data points:

	12/08	12/09	12/10	12/11	12/12	12/13
LNB Bancorp, Inc.	**$100.00**	**$85.63**	**$99.58**	**$94.94**	**$119.96**	**$204.83**
S&P 500 Index	**100.00**	**126.46**	**145.51**	**148.59**	**172.37**	**228.19**
NASDAQ Bank Index	**100.00**	**84.86**	**97.62**	**87.11**	**102.06**	**144.32**

Issuer Purchases of Equity Securities

The following table summarizes common share repurchase activity for the quarter ended December 31, 2013:

Period	Total Number of Shares (or Units) Purchased	Average Price Paid Per Share (or Unit)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares (or Units) that may yet be Purchased Under the Plans or Programs (1)
October 1, 2013 — October 31, 2013	—	n/a	—	129,500
November 1, 2013 — November 30, 2013	—	n/a	—	129,500
December 1, 2013 — December 31, 2013	—	n/a	—	129,500
Total	—	n/a	—	129,500

(1) On July 28, 2005, the Corporation announced a share repurchase program of up to 5 percent, or about 332,000, of its common shares outstanding. Repurchased shares can be used for a number of corporate purposes, including the Corporation's stock option and employee benefit plans. The share repurchase program provides that share repurchases are to be made primarily on the open market from time-to-time until the 5 percent maximum is repurchased or the earlier termination of the repurchase program by the Board of Directors, at the discretion of management based upon market, business, legal and other factors. As of December 31, 2013, the Corporation had repurchased an aggregate of 202,500 shares under this program. No shares were repurchased under this program during 2013.

During the fourth quarter of 2013, the Corporation issued a notice to redeem all of its 9,147 outstanding shares of Series B Preferred Stock. On January 17, 2014, the Corporation completed the repurchase and redemption of all of the Series B Preferred Stock for an aggregate price of $9,147,000, the face liquidation amount of the shares, plus approximately $74,000 of accrued but unpaid dividends.

Item 6. *Selected Financial Data*

	Year Ended December 31,				
	2013	2012	2011	2010	2009
	(Dollars in thousands except share and per share amounts and ratios)				
Total interest income	$ **41,679**	$ 45,948	$ 49,349	$ 51,372	$ 57,647
Total interest expense	**6,156**	7,509	10,108	12,764	19,925
Net interest income	**35,523**	38,439	39,241	38,608	37,722
Provision for Loan Losses	**4,375**	7,242	10,353	10,225	19,017
Other income	**9,616**	10,075	9,987	10,290	10,180
Net gain on sale of assets	**2,510**	1,672	1,428	1,277	1,776
Gain on extinguishment of debt	**—**	—	—	2,210	—
Other expenses	**35,187**	34,903	34,144	35,569	35,330
Income (loss) before income taxes	**8,087**	8,041	6,159	6,591	(4,669)
Income tax (benefit)	**1,926**	1,934	1,156	1,226	(2,668)
Net income (loss)	**6,161**	6,107	5,003	5,365	(2,001)
Preferred stock dividend and accretion	**646**	1,266	1,276	1,276	1,256
Net income (loss) available to common shareholders	$ **5,515**	$ 4,841	$ 3,727	$ 4,089	$ (3,257)
Cash dividend declared	$ **359**	$ 317	$ 315	$ 304	$ 1,459
Per Common Share(1)					
Basic earnings (loss)	$ **0.61**	$ 0.61	$ 0.47	$ 0.55	$ (0.45)
Diluted earnings (loss)	**0.61**	0.61	0.47	0.55	(0.45)
Cash dividend declared	**0.04**	0.04	0.04	0.04	0.20
Book value per share	$ **10.73**	$ 11.50	$ 11.18	$ 10.75	$ 10.84
Financial Ratios					
Return on average assets	**0.51%**	0.51%	0.43%	0.46%	(0.17)%
Return on average common equity	**5.62**	5.29	4.47	4.97	(1.86)
Net interest margin (FTE)(2)	**3.19**	3.49	3.67	3.60	3.39
Efficiency ratio	**72.88**	68.71	66.69	70.18	70.37
Period end loans to period end deposits	**86.30**	88.29	85.07	83.04	82.68
Dividend payout	**6.56**	6.56	8.46	7.28	n/a
Average shareholders' equity to average assets	**9.02**	9.65	9.58	9.32	8.99
Net charge-offs to average loans	**0.51**	0.77	1.14	1.62	1.46
Allowance for loan losses to period end total loans	**1.94**	2.00	2.02	1.99	2.34
Nonperforming loans to period end total loans	**2.44**	3.15	4.09	5.15	4.84
Allowance for loan losses to nonperforming loans	**79.62**	63.45	49.50	38.57	48.39
At Year End					
Cash and cash equivalents	$ **52,272**	$ 30,659	$ 40,647	$ 48,220	$ 26,933
Securities and interest-bearing deposits	**216,122**	203,763	226,012	222,073	255,841
Restricted stock	**5,741**	5,741	5,741	5,741	4,985
Loans held for sale	**4,483**	7,634	3,448	5,105	3,783
Gross loans	**902,299**	882,548	843,088	812,579	803,197
Allowance for loan losses	**17,505**	17,637	17,063	16,136	18,792
Net loans	**884,794**	864,911	826,025	796,443	784,405
Other assets	**66,845**	65,546	66,549	74,955	73,562
Total assets	**1,230,257**	1,178,254	1,168,422	1,152,537	1,149,509
Total deposits	**1,045,589**	999,592	991,080	978,526	971,433
Other borrowings	**67,522**	63,861	58,962	59,671	64,582
Other liabilities	**5,690**	4,657	5,106	4,876	9,353
Total liabilities	**1,118,801**	1,068,110	1,055,148	1,043,073	1,045,368
Total shareholders' equity	**111,456**	110,144	113,274	109,464	104,141
Total liabilities and shareholders' equity	$ **1,230,257**	$ 1,178,254	$ 1,168,422	$ 1,152,537	$ 1,149,509

(1) Basic and diluted earnings (loss) per share are computed using the weighted-average number of shares outstanding during each year.
(2) Tax exempt income was converted to a fully taxable equivalent basis at a 34% statutory Federal income tax rate for years presented.

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations***

The following commentary presents a discussion and analysis of the Corporation's financial condition and results of operations by its management. The review highlights the principal factors affecting earnings for 2013, 2012 and 2011 and significant changes in the balance sheet for 2013 and 2012. Financial information for the prior five years is presented where appropriate. The objective of this financial review is to enhance the reader's understanding of the accompanying tables and charts, the consolidated financial statements, notes to the financial statements and financial statistics appearing elsewhere in the report. Where applicable, this discussion also reflects management's insights of known events and trends that have or may reasonably be expected to have a material effect on the Corporation's operations and financial condition.

Summary of Significant Transactions and Events

The following is a summary of transactions or events that have impacted the Corporations' results of operations or financial condition during the 2013 fiscal year:

- On March 15, 2013, the Corporation issued an aggregate of 1,359,348 of its common shares at a price of $7.16 per share in exchange for an aggregate of 9,733 shares of its Fixed Rate Cumulative Perpetual Preferred Stock, Series B (the "Series B Preferred Stock") at a price of 100% of the face liquidation amount of the shares, or $1,000 per share. The Series B Preferred Stock was originally issued by the Corporation in December 2008 as part of the U.S. Department of the Treasury's Capital Purchase Program. The Treasury sold all of the Series B Preferred Stock to private investors through a modified Dutch auction that was completed in June 2012.
- In the first quarter of 2013, the Corporation incurred $712,000 in expenses for the establishment of a supplemental executive retirement plan ("SERP") for the Chief Executive Officer. The Corporation has established and funded a Rabbi Trust to accumulate funds in order to satisfy the contractual liability of these supplemental retirement plan benefits.
- On September 27, 2013, the Bank named James Baemel Senior Vice President & Small Business Administration ("SBA") Lending Manager. In his newly created position, Mr. Baemel will be responsible for leading the recently developed SBA commercial lending sales team at the Bank, which will serve businesses across a nine state area. Mr. Baemel and his team will be located in a new loan office in Columbus, OH. The Corporation believes this new strategic effort will provide the ability to source SBA loans across a much larger market area than Northeast Ohio and drive revenue growth.
- During the fourth quarter of 2013, the Corporation introduced "Mobile LNB." The Corporation is excited to offer its customers the convenience to securely access their accounts at any time and from anywhere via their mobile device.
- As described in Note 17 of the Notes to the Consolidated Financial Statements, the Corporation incurred settlement charges of $153,000 during 2013 due to the aggregate amount of lump sum distributions to participants in the Corporations' defined benefit pension plan, which was frozen December 31, 2002.
- During the fourth quarter of 2013, the Corporation, in connection with funding the retirement of Series B Preferred Stock, completed the sale of newly issued common shares to certain institutional investors, other third-party investors and certain directors of the Corporation in a private placement for approximately $3.68 million in gross proceeds. The Corporation issued an aggregate of 367,321 of its common shares at a price of $9.91 per share to the third-party investors and $10.30 per share to the directors.
- On December 17, 2013, the Corporation issued a notice to redeem all 7,689 of the then-outstanding shares of Series B Preferred Stock. On January 17, 2014, the Corporation completed its repurchase and redemption of those shares for an aggregate price of $9,147,000, the face liquidation amount of the shares, plus approximately $74,000 of accrued but unpaid dividends.

Executive Overview (Dollars in thousands, except per share data)

Net income available to common shareholders for the year ended December 31, 2013 was $5,515, compared to $4,841 in 2012 and $3,727 in 2011, representing earnings per diluted common share of $0.61, $0.61 and $0.47, respectively. From December 31, 2011 to December 31, 2013, net income available to common shareholders has increased $1,788, or 48.0%, which is primarily attributable to improved asset quality and the gradual reduction and complete redemption on January 17, 2014 of the Corporations' Fixed Rate Cumulative Perpetual Preferred Stock, Series B (the "Series B Preferred Stock"). The Corporation expects to save approximately $777,500 in dividends that otherwise would have been payable on the Series B Preferred Stock during 2014, in addition to the savings already realized due to the strategically timed partial redemptions.

The Corporation recorded a loan loss provision of $4,375 in 2013 compared to $7,242 in 2012, and $10,353 in 2011, as asset quality improved substantially. At December 31, 2013 non-performing loans were $21,986 compared to $27,796 in 2012 and $34,471 in 2011. This is a decrease of 20.9% year over year and 36.2% from 2011. Net charge-offs were $4,507 at December 31, 2013 compared to $6,668 in 2012, and $9,426 in 2011 representing decreases of 32.4% from 2012 and 52.2% from 2011. The allowance for loan losses at December 31, 2013 was $17,505 compared to $17,637 in 2012 and $17,063 in 2011.

Net interest income for the year ended December 31, 2013 was $35,523 compared to $38,439 in 2012 and $39,241 in 2011. The Corporation continues to see net interest margin pressure due to the historically low interest rate environment and increased competition in the Corporations markets. The net interest margin on a fully tax-equivalent (FTE) basis decreased to 3.19% at December 31, 2013 compared to 3.49% in 2012 and 3.67% in 2011.

Total noninterest income for the year ended December 31, 2013 was $12,126, an increase of 3.2% from $11,747 in 2012 and an increase of 6.2% from $11,415 in 2011. The largest component of noninterest income is deposit and other service charges and fees which remained consistent year over year at $6,788 and $6,893 for 2013 and 2012, respectively, but down from the year ended December 31, 2011 of $7,325. The most prominent growth occurred in the gain on the sale of loans. Gain on the sale of loans for the year ended December 31, 2013 was $2,324 compared to $1,575 in 2012, and $889 in 2011. The Corporation's SBA initiative implemented in the fourth quarter of 2013, recognized a $531 gain on the sale of SBA loans. The Corporation believes future revenue growth in this new sales strategy will be recognized in 2014.

For the year ended December 31, 2013, total noninterest expense was $35,187, compared to $34,903 and $34,144 in 2012 and 2011, respectively. The year over year increase in noninterest expense was primarily attributable to a 7.7% increase in salaries and employee benefits. During 2013, the Corporation recognized a $712 expense due to the establishment of the Supplemental Executive Retirement Plan, $153 in settlement charges due to the aggregate amount of lump sum distributions to participants in the Corporations defined benefit pension plan and increases associated with the launch of the Corporations newly formed SBA lending team. Other operating expenses were generally controlled as reduced FDIC insurance costs and other real estate owned expenses helped to offset the salary and employee benefits increase.

Total assets were $1,230,257 at December 31, 2013, an increase of 4.4%, compared to $1,178,254 at December 31, 2012. The growth was primarily attributable to increases in gross portfolio loans and total investment securities. Gross portfolio loans increased year over year by $19,751, or 2.2%. Comparing December 31, 2013 to December 31, 2012, the most notable growth occurred in commercial and industrial loans, which increased 29.0% to $88,646 from $68,705; consumer loans, which increased 33.5% to $16,156 from $12,101; and indirect loans which increased by $6,399, or 3.2%, to $206,323. Total investment securities at December 31, 2013 were $216,122, an increase of 6.1%, from $203,763 at December 31, 2012.

At December 31, 2013, total liabilities increased 4.7% to $1,118,801 from $1,068,110 at December 31, 2012, primarily as a result of an increase in total deposits and short-term borrowings. Total deposits increased $45,997 to $1,045,589 at December 31, 2013 compared to $999,592 at December 31, 2012. Year over year increases were noted in all deposit categories; demand and other noninterest-bearing deposits increased by 6.5%, savings, money market and interest bearing demand increased by 4.4%, and time deposits increased by 4.2%. Short-term borrowings increased to $4,576 at December 31, 2013 compared to $1,115 at year-end 2012, due to approximately $3,000 in borrowings in December 2013 under a line of credit with an unaffiliated financial institution as part of the Corporations retirement of Series B Preferred Stock.

Total shareholders' equity at December 31, 2013 was $111,456, an increase of 1.2% from $110,144 at year-end 2012. Series B Preferred Stock equity decreased to $7,689 at December 31, 2013 compared to $18,880 at year-end 2012. Common stock equity at December 31, 2013, increased to $10,002 from $8,273 at December 31, 2012.

Table 1: Condensed Consolidated Average Balance Sheets

Interest, Rate, and Rate/ Volume differentials are stated on a Fully-Tax Equivalent (FTE) Basis.

Table 1 presents the condensed consolidated average balance sheets for the three years ended December 31, 2013, December 31, 2012 and December 31, 2011.

	Year ended December 31,								
	2013			2012			2011		
	Average Balance	Interest	Rate	Average Balance	Interest	Rate	Average Balance	Interest	Rate
	(Dollars in thousands)								
Assets:									
U.S. Govt agencies and corporations	**$ 185,003**	**$ 3,774**	**2.04%**	$ 194,967	$ 4,677	2.40%	$ 204,308	$ 5,847	2.86%
State and political subdivisions	**32,879**	**1,705**	**5.19**	31,859	1,656	5.20	25,612	1,490	5.82
Federal funds sold and short-term investments	**15,759**	**28**	**0.18**	11,422	35	0.31	21,574	57	0.26
Restricted stock	**5,741**	**277**	**4.82**	5,741	285	4.96	5,741	277	4.82
Commercial loans	**490,218**	**21,900**	**4.47**	481,875	23,421	4.86	454,210	23,937	5.27
Residential real estate loans	**50,801**	**2,597**	**5.11**	56,412	3,007	5.33	60,804	3,380	5.56
Home equity lines of credit	**107,812**	**4,113**	**3.81**	108,125	4,280	3.96	109,217	4,255	3.90
Installment loans	**244,301**	**7,918**	**3.24**	227,086	9,198	4.05	203,946	10,650	5.22
Total Earning Assets	**$1,132,514**	**$ 42,312**	**3.74%**	$1,117,487	$ 46,559	4.17%	$1,085,412	$ 49,893	4.60%
Allowance for loan loss	**(17,789)**			(17,461)			(17,317)		
Cash and due from banks	**35,942**			29,951			30,263		
Bank owned life insurance	**18,934**			18,180			17,470		
Other assets	**46,627**			47,846			51,833		
Total Assets	**$1,216,228**			$1,196,003			$1,167,661		
Liabilities and Shareholders' Equity									
Consumer time deposits	**$ 434,771**	**$ 4,033**	**0.93%**	$ 429,928	$ 5,050	1.17%	$ 453,680	$ 7,365	1.62%
Public time deposits	**67,080**	**490**	**0.73**	65,188	419	0.64	68,756	305	0.44
Savings deposits	**123,179**	**49**	**0.04**	110,936	98	0.09	97,686	160	0.16
Money market accounts	**104,758**	**175**	**0.17**	105,951	201	0.19	99,948	285	0.29
Interest-bearing demand	**165,846**	**91**	**0.05**	162,431	176	0.11	149,667	252	0.17
Short-term borrowings	**1,807**	**7**	**0.39**	942	1	0.11	763	2	0.20
FHLB advances	**46,609**	**628**	**1.35**	47,828	865	1.81	42,640	1,053	2.47
Trust preferred securities	**16,322**	**683**	**4.18**	16,315	699	4.28	16,321	686	4.20
Total Interest-Bearing Liabilities	**$ 960,372**	**$ 6,156**	**0.64%**	$ 939,519	$ 7,509	0.80%	$ 929,461	$ 10,108	1.09%
Noninterest-bearing deposits	**141,639**			137,077			121,786		
Other liabilities	**4,505**			3,984			4,605		
Shareholders' Equity	**109,712**			115,423			111,809		
Total Liabilities and Shareholders' Equity	**$1,216,228**			$1,196,003			$1,167,661		
Net interest Income (FTE)		**$ 36,156**	**3.19%**		$ 39,050	3.49%		$ 39,785	3.67%
Taxable Equivalent Adjustment		**(633)**	**(0.05)**		(611)	(0.05)		(544)	(0.05)
Net Interest Income Per Financial Statements		**$ 35,523**			$ 38,439			$ 39,241	
Net Yield on Earning Assets			**3.14%**			3.44%			3.62%

Note: Interest income on tax-exempt securities and loans has been adjusted to a fully-taxable equivalent basis. Nonaccrual loans have been included in the average balances.

Results of Operations *(Dollars in thousands except per share data)*

2013 versus 2012 Net Interest Income Comparison

Net interest income, the Corporation's principal source of earnings, is the difference between interest income generated by earning assets (primarily loans and investment securities) and interest paid on interest-bearing funds (namely customer deposits and borrowings). Net interest income is affected by multiple factors including: market interest rates on both earning assets and interest-bearing liabilities; the level of earning assets being funded by interest-bearing liabilities; noninterest-bearing liabilities; the mix of funding between interest bearing liabilities, noninterest-bearing liabilities and equity and the growth in earning assets.

Net interest income for the year ended December 31, 2013 was $35,523 compared to $38,439 for the year ended 2012. Total interest income was $41,679 for 2013 compared to $45,948 for 2012, a decrease of $4,269. Total interest expense decreased $1,353 for the year-ended December 31, 2013, from $7,509 for 2012 to $6,156 for 2013. This resulted in a decrease in net interest income of $2,916 or 7.6% for 2013.

For purposes of the discussion below, net interest income is presented on a FTE basis to provide a comparison among all types of interest earning assets. Accordingly, interest on tax-free securities and tax-exempt loans has been restated as if such interest were taxed at the statutory Federal income tax rate of 34% adjusted for the non-deductible portion of interest expense incurred to acquire the tax-free assets. Net interest income presented on a FTE basis is a non-GAAP financial measure widely used by financial services corporations. The FTE adjustment for full year December 31, 2013 was $633 compared with $611 in 2012, which has been included as the Corporation considers it an important metric with which to analyze and evaluate the Corporation's results of operations.

Table 2 summarizes net interest income and the net interest margin for the three years ended December 31, 2013.

Table 2: Net Interest Income

	Year ended December 31,		
	2013	2012	2011
		(Dollars in thousands)	
Net interest income	$ **35,523**	$ 38,439	$ 39,241
Tax equivalent adjustments	**633**	611	544
Net interest income (FTE)	$ **36,156**	$ 39,050	$ 39,785
Net interest margin	**3.14%**	3.44%	3.62%
Tax equivalent adjustments	**0.05%**	0.05%	0.05%
Net interest margin (FTE)	**3.19%**	3.49%	3.67%

The Corporation's net interest income on a fully tax equivalent basis was $36,156 in 2013, compared to $39,050 in 2012. This follows a decrease of $735, or 1.8%, between 2012 and 2011. The net interest margin (FTE), which is determined by dividing tax equivalent net interest income by average earning assets, was 3.19% in 2013, a decrease of 30 basis points from 2012. This follows a decrease of 18 basis points for 2012 compared to 2011.

Interest income on a fully tax equivalent basis totaled $42,312 for 2013 compared to $46,559 in 2012, a decline of $4,247, or 9.1%. The decline in interest income was primarily a result of the continued lower interest rate environment and its impact on increased cash flow and reinvestment opportunities especially in the investment securities and indirect loan portfolios. Both portfolios have relatively short average lives and the lower interest rates have led to increased prepayments and lower reinvestment opportunities. Conversely, the shorter average lives would be expected to benefit the Corporation in a rising interest rate environment. Overall, average earning assets increased $15,027, or 1.3%, to $1,132,514 in 2013 as compared to $1,117,487 in 2012. Deposits generally have had a shorter average life and have repriced more quickly than loans, as evidenced by the decrease in interest expense which ended 2013 at $6,156 compared to $7,509 in 2012. The cost of funds dropped by 16 basis points from December 31, 2013 to December 31, 2012.

Average loans increased $19,634, or 2.2%, to $893,132 in 2013 as compared to $873,498 in 2012. The increase in average loans was mainly attributable to growth in the installment and commercial loan portfolios which increased $17,215 and $8,343, respectively. Offsetting these increases was a decline in the real estate mortgage portfolio of $5,611. Average home equity loans decreased $313, or 0.29%, from 2012. Investment securities, both taxable and tax-free, decreased $8,944, to

$217,882 in 2013 compared to $226,826 in 2012. Federal funds sold and other short-term investments increased $4,337 over the same period.

Average interest-bearing deposits increased by $21,200, or 2.4%, and average noninterest-bearing deposits increased $4,562, or 3.3%, during 2013, resulting in an increase in total average deposits of $25,762, or 2.5%, compared to 2012. The increase in average interest-bearing deposits was mainly a result of an increase in average savings deposit accounts of $12,243 or 11.0%. Average consumer time deposits, public time deposits, and interest bearing demand accounts increased year over year by 1.1%, 2.9%, and 2.1%, respectively. The Corporation uses FHLB advances as an alternative wholesale funding source. The use of FHLB advances as an alternative funding source remained relatively constant during 2013 in comparison to 2012. The Corporation may also use from time to time brokered time deposits as they are a comparably priced substitute for FHLB advances. Brokered deposits require no collateralization compared to FHLB advances which require collateral in the form of real estate mortgage loans and securities. At the end of 2013 and 2012, there were no outstanding brokered time deposits.

Net interest income may also be analyzed by segregating the volume and rate components of interest income and interest expense. Table 3 presents an analysis of increases and decreases in interest income and expense due to changes in volume (changes in the balance sheet) and rate (changes in interest rates) during the two years ended December 31, 2013. Changes that are not due solely to either a change in volume or a change in rate have been allocated proportionally to both changes due to volume and rate. The table is presented on a tax-equivalent basis.

Table 3: Rate/Volume Analysis of Net Interest Income (FTE)

	Year Ended December 31,					
	Increase (Decrease) in Interest Income/Expense in 2013 over 2012			Increase (Decrease) in Interest Income/Expense in 2012 over 2011		
	Volume	Rate	Total	Volume	Rate	Total
	(Dollars in thousands)					
U.S. Govt agencies and corporations	**$ (203)**	**$ (700)**	**$ (903)**	$ (224)	$ (946)	$ (1,170)
State and political subdivisions	**53**	**(4)**	**49**	325	(159)	166
Federal funds sold and short-term investments	**8**	**(15)**	**(7)**	(31)	9	(22)
Restricted stock	**—**	**(8)**	**(8)**	—	8	8
Commercial loans	**373**	**(1,894)**	**(1,521)**	1,345	(1,861)	(516)
Residential real estate loans	**(287)**	**(123)**	**(410)**	(234)	(139)	(373)
Home equity lines of credit	**(12)**	**(155)**	**(167)**	(43)	68	25
Installment loans	**558**	**(1,838)**	**(1,280)**	937	(2,389)	(1,452)
Total Interest Income	**490**	**(4,737)**	**(4,247)**	2,075	(5,409)	(3,334)
Consumer time deposits	**45**	**(1,062)**	**(1,017)**	(279)	(2,035)	(2,314)
Public time deposits	**14**	**57**	**71**	(23)	137	114
Savings deposits	**5**	**(54)**	**(49)**	12	(74)	(62)
Money market accounts	**(2)**	**(24)**	**(26)**	11	(95)	(84)
Interest-bearing demand	**2**	**(87)**	**(85)**	14	(91)	(77)
Short-term borrowings	**3**	**3**	**6**	—	(1)	(1)
FHLB advances	**(16)**	**(221)**	**(237)**	94	(283)	(189)
Trust preferred securities	**—**	**(16)**	**(16)**	—	13	13
Total Interest Expense	**51**	**(1,404)**	**(1,353)**	(171)	(2,429)	(2,600)
Net Interest Income (FTE)	**$ 439**	**$ (3,333)**	**$ (2,894)**	$ 2,246	$ (2,980)	$ (734)

Total interest income on a fully tax equivalent basis was $42,312 in 2013 as compared to $46,559 in 2012, a decrease of $4,247, or 9.1%. The decrease was attributable to an increase in volume of $490 and a decrease of $4,737 attributable to rate, when comparing 2013 to 2012. Of the $490 increase due to volume, installment and commercial loans increased by $558 and $373, respectively and were offset by a $287 decrease in residential real estate loans. Given the continued lower interest rate environment and the competitive nature of indirect lending, installment loans accounted for $1,838 of the decrease in interest income due to rate. Commercial loans by their structure are also sensitive to interest rates, accounting for $1,894 of the decline in interest income due to rate. Total interest expense was $6,156 in 2013 compared to $7,509 in 2012. This is a decrease of $1,353, or 18.0%. Interest expense increased $51 attributable to volume and decreased $1,404 as a result of a decline in rates.

Total interest expense on a fully tax equivalent basis was $6,156 in 2013 as compared to $7,509 in 2012, a decrease of $1,353, or 18.0%. The decrease was attributable to an increase in volume of $51 and a decrease of $1,404 attributable to rate, when comparing 2013 to 2012. Of the $1,404 decrease due to rate, consumer time deposits decreased $1,062 year over year. This is a reflection of the low interest rate environment as the Corporation's cost of funds decreased from 0.80% to 0.64% year over year.

Although difficult to isolate, changing customer preferences and competition impact the rate and volume factors. Due to the current lower interest rate environment, loans and investments continued to reprice at lower interest rates resulting in a decrease in net interest income due to rate of $3,333. The effect of changes in both rate and volume was a decrease of $2,894 in net interest income on a fully tax equivalent basis during 2013.

2012 versus 2011 Net Interest Income Comparison

Net interest income for the year ended December 31, 2012 was $38,439 compared to $39,241 for the year ended 2011. Total interest income was $45,948 for 2012 compared to $49,349 for 2011, a decrease of $3,401. Total interest expense decreased $2,599 for the year-ended December 31, 2012, from $10,108 for 2011 to $7,509 for 2012. This resulted in a decrease in net interest income of $802 or 2.0% for 2012.

Net interest income is presented on a FTE basis, to provide a comparison among all types of interest earning assets. Accordingly, interest on tax-free securities and tax-exempt loans has been restated as if such interest were taxed at the statutory Federal income tax rate of 34% adjusted for the non-deductible portion of interest expense incurred to acquire the tax-free assets. Net interest income presented on a FTE basis is a non-GAAP financial measure widely used by financial services corporations. The FTE adjustment for full year December 31, 2012 was $611 compared with $544 in 2011, which has been included as the Corporation considers it an important metric with which to analyze and evaluate the Corporation's results of operations.

The Corporation's net interest income on a fully tax equivalent basis was $39,050 in 2012, compared to $39,785 in 2011. This follows an increase of $673, or 1.7%, between 2011 and 2010. The net interest margin (FTE), which is determined by dividing tax equivalent net interest income by average earning assets, was 3.49% in 2012, a decrease of 18 basis points from 2011.

Interest income on a fully tax equivalent basis totaled $46,559 for 2012 compared to $49,893 in 2011, a decline of $3,334, or 6.7%. The decline in interest income was primarily a result of the continued lower interest rate environment and its impact on increased cash flow and reinvestment opportunities, especially in the investment securities and indirect loan portfolios. Both portfolios had relatively short average lives and the lower interest rates led to increased prepayments and lower reinvestment opportunities. Conversely the shorter average lives should benefit the Corporation in a rising interest rate environment. Overall, average earning assets increased $32,075, or 3.0%, to $1,117,487 in 2012 as compared to $1,085,412 in 2011. Deposits generally had a shorter average life and re-priced more quickly than loans, as evidenced by the decrease in interest expense which ended 2012 at $7,509 compared to $10,108 in 2011. The cost of funds dropped by 29 basis points from December 31, 2011 to December 31, 2012.

Average loans increased $45,321, or 5.5%, to $873,498 in 2012 as compared to $828,177 in 2011. The increase in average loans was mainly attributable to growth in the installment and commercial loan portfolios which increased $23,140 and $27,665, respectively. Offsetting these increases was a decline in the real estate mortgage portfolio of $4,392. Average home equity loans decreased $1,092 or 1.0% from 2011. Investment securities, both taxable and tax-free, decreased $3,094, to $226,826 in 2012 compared to $229,920 in 2011. Federal funds sold and other short-term investments decreased $10,152 over the same period.

Average interest-bearing deposits increased by $4,697, or 0.5%, and average non-interest-bearing deposits increased $15,291, or 12.6%, during 2012, resulting in an increase in total average deposits of $19,988, or 2.0%, compared to 2011. The increase in average interest-bearing deposits was mainly a result of an increase in average interest-bearing demand accounts of $12,764, or 8.5%, as well as increases of $6,003 and $13,250, or 6.0% and 13.6%, in average money market accounts and savings accounts, respectively. These increases were offset by decreases in public and consumer time deposit accounts of $3,568 and $23,752, respectively. The Corporation uses FHLB advances as an alternative wholesale funding source. The use of FHLB advances as an alternative funding source remained relatively constant during 2012 in comparison to 2011. The Corporation may also use from time to time brokered time deposits as they are a comparably priced substitute for FHLB advances. Brokered deposits require no collateralization compared to FHLB advances which require collateral in the form of real estate mortgage loans and securities. At the end of 2012 and 2011, there were no outstanding brokered time deposits.

Total interest income on a fully tax equivalent basis was $46,559 in 2012 as compared to $49,893 in 2011, a decrease of $3,334, or 6.7%. The decrease was attributable to an increase in volume of $2,075 and a decrease of $5,409 attributable to rate, when comparing 2012 to 2011. Of the $2,075 increase due to volume, loans accounted for $2,005 with both installment and commercial increasing $937 and $1,345, respectively. Given the continued lower interest rate environment and the competitive nature of indirect lending, installment loans accounted for $2,389 of the decrease in interest income due to rate. Commercial loans by their structure are also sensitive to interest rates, accounting for $1,861 of the decline in interest income due to rate. Total interest expense was $7,509 in 2012 compared to $10,108 in 2011. This is a decrease of $2,599, or 25.7%. Interest expense decreased $171 attributable to volume and $2,429 as a result of a decline in rates.

Changing customer preferences and competition impact the rate and volume factors. Due to the lower interest rate environment, loans and investments continued to reprice at lower interest rates, resulting in a decrease in net interest income due to rate of $2,980. The effect of changes in both rate and volume was a decrease of $734 in net interest income on a fully tax equivalent basis during 2012.

Noninterest Income

Table 4: Details of Noninterest Income

	Year ended December 31,				
	2013	2012	2011	2013 versus 2012	2012 versus 2011
	(Dollars in thousands)				
Investment and trust services	**$ 1,555**	$ 1,563	$ 1,610	**(0.5)%**	(2.9)%
Deposit service charges	**3,509**	3,811	4,079	**(7.9)%**	(6.6)%
Other service charges and fees	**3,279**	3,082	3,246	**6.4 %**	(5.1)%
Income from bank owned life insurance	**752**	742	722	**1.3 %**	2.8 %
Other income	**521**	877	330	**(40.6)%**	165.8 %
Total fees and other income	**9,616**	10,075	9,987	**(4.6)%**	0.9 %
Securities gains, net	**178**	189	832	**(5.8)%**	(77.3)%
Gain on sale of loans	**2,324**	1,575	889	**47.6 %**	77.2 %
Gain (Loss) on sale of other assets, net	**8**	(92)	(293)	**(108.7)%**	(68.6)%
Total noninterest income	**$ 12,126**	$ 11,747	$ 11,415	**3.2 %**	2.9 %

2013 versus 2012 Noninterest Income Comparison

Amidst today's low interest rate environment, total noninterest income increased 3.2% for the year ended December 31, 2013 compared to 2012. Noninterest income was driven primarily from total fees and other income of $9,616, which was down 4.6% year over year, and the gain (loss) on the sale of assets which increased 50.1% year over year to $2,510.

Total fees and other income consists of five primary groups: investment and trust services, deposit service charges, other service charges and fees, income from bank owned life insurance and other income.

Investment and trust service income was $1,555, which was relatively consistent year over year, as commissions decreased slightly by 0.5%.

Deposit service charges decreased 7.9%, in 2013 to $3,509 from $3,811 in 2012. Service charges on deposit accounts are dependent on customer activity and behavior. Management reviews deposit account fee plans periodically to maintain consistency with competitors.

Total other service charges and fees, which consists of servicing fee income, bank card service charges and ATM service charges, increased by 6.4% in 2013 to $3,279 from $3,082 in 2012. The most prominent increase year over was in net servicing fee income which was $404 in 2013, compared to $272 in 2012, an increase of 48.5%. The Corporation retains the servicing rights for both sold mortgage loans and indirect auto loans.

Income from bank owned life insurance experienced a slight increase of 1.3%, to $752 during 2013 compared to $742 in 2012.

Other income, which includes mortgage banking activities, commercial SWAP fee income, safe deposit box fees and miscellaneous income decreased by 40.6% year over year to $521 in 2013 from $877 in 2012. Mortgage banking business declined in the second half of 2013, primarily due to higher interest rates and the fair value of the Corporation's interest rate lock decreased substantially. Off-setting this decrease was $188 in commercial SWAP fee income recognized in 2013. No such income was recognized in 2012, as this product was not offered.

Gain (loss) on the sale of assets is comprised of the sale of securities, loans and other assets. Net gain on the sale of securities was $178 in 2013 compared to $189 in 2012. A gain of $8 was recognized on the sale of other assets during 2013 compared to a loss of $92 during 2012. The Corporation decreased the number of other real estate owned properties managed year over year.

The following table details the Corporations gain on the sale of loans for the years ended December 31:

	Year ended December 31,				
	2013	2012	2011	2013 versus 2012	2012 versus 2011
	(Dollars in thousands)				
Gain on sale of mortgage loans	**1,457**	1,287	598	**13.2%**	115.2 %
Gain on sale of indirect auto loans	**336**	288	291	**16.7%**	(1.0)%
Gain on sale of SBA loans	**531**	—	—	**100.0%**	— %
	$ 2,324	$ 1,575	$ 889	**47.6%**	77.2 %

The most notable increase in noninterest income was the gain on the sale of loans of $2,324 compared to $1,575 in 2012, an increase of 47.6%. The mortgage and refinance boom provided substantial gain over the past two years on the sale of mortgage loans, as the Corporation grew its mortgage operations. Gain on the sale of mortgage loans for 2013 was $1,457, an increase of 13.2% from $1,287 in 2012. This increase was recognized by the Corporation, despite a gradual decrease in loan sales due to the rising interest rate environment in the second half of 2013. The Corporation originates indirect auto loans in a niche market of high quality borrowers. A portion of these loans were booked to the Corporation's portfolio and the remainder were sold to a number of other financial institutions with servicing retained by the Corporation. The gain on the sale of indirect auto loans was $336 for 2012, compared to $288 for 2012. During the fourth quarter of 2013, the Corporation established an SBA lending team, with the intent to originate to sell and generate revenue growth. For 2013, a gain on the sale of SBA loans of $531 was recognized.

2012 versus 2011 Noninterest Income Comparison

Total noninterest income was $11,747 in 2012 compared to $11,415 in 2011. This was an increase of $332, or 2.9%.

Total fees and other income, which consisted of noninterest income before gains and losses, was $10,075 in 2012 as compared to $9,987 in 2011. This was an increase of $88, or 0.9%. Deposit service charges, which included overdraft, stop payment and return item fees, amounted to $3,811 for 2012 as compared to $4,079 for 2011 and were negatively impacted by federal legislation limiting overdraft fees on debit card transactions. Other service charges and fees included debit, ATM and merchant services, which were $3,082 during 2012, a decrease of $164, or 5.1%, compared to 2011. Also included in other service charges and fees were servicing fees from sold loans. The Corporation retained the servicing rights for both sold mortgage loans and indirect auto loans. Net servicing fee income for 2012 was $272 compared to $298 for 2011.

Other income increased $547 to $877 in 2012 as compared to $330 in 2011. The increase was attributable to fees collected as part of the Corporation's decision to switch providers of its retail debit cards and from an increase in the fair value of interest rate lock commitments resulting from the strategy to grow its mortgage banking activities in 2012 and going forward.

The gains on the sale of mortgages for 2012 were $1,287 compared to $598 for 2011. This increase was due primarily to mortgage rates remaining near record lows during 2012, leading to strong refinance activity and an increase in local home buying in the Corporation's market. In the third quarter of 2012, the Corporation announced the opening of a Mortgage Banking Center in Solon, Ohio, as well as adding a sales team responsible for growing the mortgage business in Eastern Cuyahoga County. The gain on the sale of indirect auto loans was $288 for 2012, compared to $291 for 2011.

Due to the record low market interest rates during 2012, securities purchased at a premium were subject to faster prepayment rates, which reduced the yield on investments. To mitigate further margin pressure, the Corporation sold $25,462 of its available-for-sale securities prior to call or maturity in order to reinvest the proceeds in other securities before any further interest rate cuts reduced the yield on securities available for purchase. Gains on the sale of available-for-sale securities were $189 in 2012 compared to $832 in 2011.

Noninterest Expense

Table 5: Details on Noninterest Expense

	Year ended December 31,				
	2013	2012	2011	2013 versus 2012	2012 versus 2011
	(Dollars in thousands)				
Salaries and employee benefits	**$ 18,058**	$ 16,768	$ 15,944	**7.7 %**	5.2 %
Furniture and equipment	**4,234**	4,782	3,987	**(11.5)%**	19.9 %
Net occupancy	**2,310**	2,207	2,310	**4.7 %**	(4.5)%
Professional fees	**1,870**	2,034	1,854	**(8.1)%**	9.7 %
Marketing and public relations	**1,216**	1,231	1,002	**(1.2)%**	22.9 %
Supplies, postage and freight	**1,045**	1,091	1,107	**(4.2)%**	(1.4)%
Telecommunications	**669**	731	727	**(8.5)%**	0.6 %
Ohio franchise tax	**1,213**	1,232	1,298	**(1.5)%**	(5.1)%
FDIC assessments	**1,039**	1,304	1,749	**(20.3)%**	(25.4)%
Other real estate owned	**382**	570	1,021	**(33.0)%**	(44.2)%
Loan and collection expense	**1,427**	1,150	1,364	**24.1 %**	(15.7)%
Other expense	**1,724**	1,803	1,781	**(4.4)%**	1.2 %
Total noninterest expense	**$ 35,187**	$ 34,903	$ 34,144	**0.8 %**	2.2 %

2013 versus 2012 Noninterest Expense Comparison

Noninterest expense was $35,187 in 2013, compared to $34,903 in 2012, an increase of $284 or 0.8%. Expense management continued to be a major area of focus for the Corporation. Salaries and employee benefit costs represents the Corporation's largest noninterest expense, accounting for 51.3% of total noninterest expense, which is inherent in a service based industry such as financial services. Salaries and employee benefits increased $1,290 or 7.7%. During 2013, the Corporation recognized a $712 expense due to the establishment of the Supplemental Executive Retirement Plan, $153 in settlement charges due to the aggregate amount of lump sum distributions to participants in the Corporations defined benefit pension plan and increases associated with the launch of the Corporations newly formed SBA lending team. Other operating expenses were generally controlled as FDIC insurance costs decreased by $265, or 20.3%, and other real estate owned expenses decreased 33.0% which helped to offset the salary and employee benefits increase.

2012 versus 2011 Noninterest Expense Comparison

Noninterest expense was $34,903 in 2012, compared to $34,144 in 2011, an increase of $759 or 2.2%. Expense management continues to be a major area of focus for the Corporation. Salaries and employee benefit costs represented the Corporation's largest noninterest expense, accounting for 48.0% of total noninterest expense. Salaries and employee benefits increased $824 or 5.2%. The increase in salaries and employee benefits was part of the Corporation's strategy to increase revenues by expanding its market presence within northeast Ohio through the addition of experienced commercial and mortgage lenders and underwriters to support such growth. Professional fees increased $180, or 9.7%, compared to 2011, primarily as a result of legal expenses related to the Treasury's auction of TARP preferred shares to private investors and costs associated with the conversion of the Corporation's bank operating system.

While actions taken by the FDIC increased FDIC assessment costs in prior years, regulations which became effective in 2011 reduced the Corporation's FDIC insurance cost. FDIC assessments cost decreased $445 or 25.4%. Overall expenses related to the collection of delinquent loans and foreclosed properties decreased in 2012 compared to 2011. Other real estate owned expenses decreased $451 or 44.2% for 2012, mainly as a result of the lower number of properties transferred from the loan portfolio as a result of foreclosures. Loan and collection expense also decreased $214 or 15.7% in 2012, primarily due to lower problem assets under management in addition to overall improvements in credit quality.

Income Taxes

2013 versus 2012 Income taxes

The Corporation recognized tax expense of $1,926 during 2013 compared to $1,934 for 2012. The Corporation's effective tax rate was 23.8% for 2013. Included in net income for 2013 was $2,044 of nontaxable income, including $624 related to life insurance policies and $1,420 of tax-exempt investment and loan interest income. The tax-exempt income, together with the Corporation's relatively small amount of nondeductible expenses, led to income subject to tax that was significantly less than the Corporation's income before income tax expense. The new market tax credit generated by North Coast Community Development Corporation (NCCDC), a wholly-owned subsidiary of the Bank, also had a significant impact on income tax expense and contributes to a lower effective tax rate for the Corporation. NCCDC's new market tax credit award was granted on December 29, 2003 and will remain in effect through 2020. Over the remaining seven years of the award, it is expected that projects will be financed through NCCDC with the intent of improving the overall economic conditions in Lorain County and generating additional interest income through the funding of qualified loans for these projects and tax credits for the Corporation. The Corporation had total qualified investments in NCCDC of $9,000 at December 31, 2013 and December 31, 2012, generating a tax credit of $58 and $208, respectively.

2012 versus 2011 Income taxes

The Corporation recognized tax expense of $1,934 during 2012 compared to $1,156 for 2011. The Corporation's effective tax rate was 24.1% for 2012. Included in net income for 2012 was $1,989 of nontaxable income, including $617 related to life insurance policies and $1,372 of tax-exempt investment and loan interest income. The tax-exempt income, together with the Corporation's relatively small amount of nondeductible expenses, led to income subject to tax that was significantly less than the Corporation's income before income tax expense. The new market tax credit generated by NCCDC, also had a significant impact on income tax expense and contributes to a lower effective tax rate for the Corporation. The Corporation had total qualified investments in NCCDC of $9,000 at December 31, 2012 and December 31, 2011, generating a tax credit of $208 and $270, respectively.

Financial Condition

Overview

The Corporation's total assets at December 31, 2013 were $1,230,257 compared to $1,178,254 at December 31, 2012. This was an increase of $52,003, or 4.4%. Total securities available for sale increased $12,359, or 6.1%, over December 31, 2012. Portfolio loans increased by $19,751, or 2.2%, from December 31, 2012. Total deposits at December 31, 2013 were $1,045,589 compared to $999,592 at December 31, 2012. Total interest-bearing liabilities were $1,113,111 at December 31, 2013 compared to $1,063,453 at December 31, 2012.

Securities

The distribution of the Corporation's securities portfolio at December 31, 2013 and December 31, 2012 is presented in Note 5 to the Consolidated Financial Statements contained within this Form 10-K. The Corporation continued to employ the securities portfolio to manage the Corporation's interest rate risk and liquidity needs. At December 31, 2013, the entire portfolio consisted of available for sale securities comprised of 30.3% U.S. Government agencies, 43.6% U.S. agency mortgage backed securities, 8.6% U.S. collateralized mortgage obligations 15.3% municipal securities and 2.2% of preferred securities. This compares to 18.2% U.S. Government agencies, 54.8% U.S. agency mortgaged backed securities, 11.2% U.S. collateralized mortgage obligations and 15.8% municipal securities as of December 31, 2012.

The yield on an available for sale security depends on the purchase price in relation to the interest rate and the length of time the investor's principal remains outstanding. Mortgage-backed security yields are often quoted in relation to yields on treasury securities with maturities closest to the mortgage security's estimated average life. The estimated yield on a mortgage security reflects its estimated average life based on the assumed prepayment rates for the underlying mortgage loans. If actual prepayment rates are faster or slower than anticipated, the investor holding the mortgage security until maturity may realize a different yield.

At December 31, 2013, the available for sale securities portfolio had unrealized gains of $2,754 and unrealized losses of $8,651. The unrealized losses represent 3.9% of the total amortized cost of the Corporation's available for sale securities. Available for sale securities with an unrealized loss position for twelve months or longer totaled $961 and available for sale securities with an unrealized loss position for less than twelve months totaled $7,690 at December 31, 2013. The unrealized gains and losses at December 31, 2012 were $5,330 and $338, respectively. See Note 5 to the Consolidated Financial Statements for further detail.

Tables 6 and 7 present the maturity distribution of securities and the weighted average yield for each maturity range for the year ended December 31, 2013.

Table 6: Maturity Distribution of Available for Sale Securities at Amortized Cost

	From 1 to 5 Years	From 5 to 10 Years	After 10 Years	At December 31, 2013	2012	2011
			(Dollars in thousands)			
Securities available for sale:						
U.S. Government agencies and corporations	**$ 56,851**	**$ 15,000**	**$ —**	**$ 71,851**	$ 36,868	$ 56,762
Mortgage backed securities	**69,709**	**18,748**	**5,856**	**94,313**	109,440	103,624
Collateralized mortgage obligations	**14,012**	**3,700**	**938**	**18,650**	22,483	29,537
State and political subdivisions	**17,190**	**9,738**	**5,593**	**32,521**	29,980	30,000
Preferred securities	**4,684**	**—**	**—**	**4,684**	—	—
Total securities available for sale	**$ 162,446**	**$ 47,186**	**$ 12,387**	**$ 222,019**	$ 198,771	$ 219,923

Although the above table indicates that a portion of the Corporation's investment portfolio at December 31, 2013 matures after ten years, the actual average life and duration of the investment portfolio at December 31, 2013 was effectively much shorter due to imbedded call features of several U.S. government agencies as well as monthly cash flows received from U.S. mortgage-backed securities and U.S. collateralized mortgage obligations.

Table 7: The Weighted Average Yield for Each Range of Maturities of Securities

	From 1 to 5 Years	From 5 to 10 Years	After 10 Years	At December 31, 2013	2012	2011
Securities available for sale:						
U.S. Government agencies and corporations	**1.92%**	**0.02%**	**—%**	**1.87%**	1.30%	2.07%
Mortgage backed securities	**2.50**	**2.27**	**2.43**	**2.45**	2.75	3.76
Collateralized mortgage obligations	**2.76**	**2.38**	**2.59**	**2.68**	2.73	4.21
State and political subdivisions (1)	**3.78**	**3.68**	**3.73**	**3.74**	3.87	6.04
Preferred securities	**4.97**	—	—	**4.97**	—	—
Total securities available for sale	**2.52%**	**1.85%**	**3.04%**	**2.52%**	2.65%	3.69%

(1) Yields on tax-exempt obligations are computed on a tax equivalent basis based upon a 34% statutory Federal income tax rate.

Loans

The detail of loan balances are presented in Note 7 to the Consolidated Financial Statements contained within this Form 10-K.

Total portfolio loans at December 31, 2013 were $902,299. This was an increase of $19,751, or 2.2 %, over December 31, 2012. The Corporation believes that its loan portfolio was well-diversified at December 31, 2013. Commercial and commercial real estate loans represented 54.3%, indirect loans represented 22.9%, home equity loans comprised of 13.6%, residential real estate mortgage loans represented 7.4% and consumer loans comprised of 1.8% of total portfolio loans.

Loan balances and loan mix are presented by type for the five years ended December 31, 2013 in Table 8 below.

Table 8: Loan Portfolio Distribution

	At December 31,				
	2013	2012	2011	2010	2009
	(Dollars in thousands)				
Commercial real estate	$ **401,591**	$ 414,005	$ 381,852	$ 375,803	$ 369,539
Commercial	**88,646**	68,705	76,570	65,662	67,772
Residential real estate	**66,507**	64,983	64,524	74,685	96,298
Home equity loans	**123,076**	122,830	126,958	132,536	134,489
Indirect	**206,323**	199,924	180,089	150,031	120,101
Consumer	**16,156**	12,101	13,095	13,862	14,998
Total Loans	**902,299**	882,548	843,088	812,579	803,197
Allowance for loan losses	**(17,505)**	(17,637)	(17,063)	(16,136)	(18,792)
Net Loans	$ **884,794**	$ 864,911	$ 826,025	$ 796,443	$ 784,405

	At December 31,				
	2013	2012	2011	2010	2009
Loan Mix Percent					
Commercial real estate	**44.5%**	46.9%	45.3%	46.2%	46.0%
Commercial	**9.8%**	7.8%	9.1%	8.1%	8.4%
Residential real estate	**7.4%**	7.4%	7.6%	9.2%	12.0%
Home equity loans	**13.6%**	13.9%	15.1%	16.3%	16.7%
Indirect	**22.9%**	22.6%	21.4%	18.5%	15.0%
Consumer	**1.8%**	1.4%	1.5%	1.7%	1.9%
Total Loans	**100.0%**	100.0%	100.0%	100.0%	100.0%

Commercial loans and commercial real estate loans totaled $490,237 at December 31, 2013. This was an increase of $7,527, or 1.6%, over December 31, 2012 and reflected the Corporation's continued commitment to support commercial lending activities in its local and regional markets. Commercial real estate loans are loans secured by commercial real estate properties. Commercial loans are primarily lines-of-credit as well as loans secured by property other than commercial real estate, generally equipment or other business assets.

Real estate mortgages are primarily adjustable rate 1-4 family mortgage loans and construction loans made to individuals. The Corporation generally requires a loan-to-value ratio of 80% or private mortgage insurance for loan-to-value ratios in excess of 80% for real estate mortgages. Residential real estate mortgage totaled $66,507 of the loan portfolio at December 31, 2013. Residential real estate mortgage loans increased $1,524, or 2.3%, in comparison to December 31, 2012. The Corporation continued to sell most of its new loan production primarily due to the favorable interest rate environment during 2013 coupled with the level of refinancing in the market place. Mortgage refinancing and home purchases rose sharply during the first half of 2013, fueled by interest rate declines. Interest rates rose during the second half of 2013 which decreased customer demand resulting in significantly lower mortgage originations and refinancing activity.

Indirect auto loans at December 31, 2013 increased $6,399, or 3.2%, compared to December 31, 2012. A portion of these loans were booked to the Corporation's portfolio and the remainder were sold to a number of other financial institutions with servicing retained by the Corporation. A total of $45,046, of indirect consumer loans were sold during 2013 compared to $40,478 for 2012. Home equity loans increased $246, or 0.2%, when compared to December 31, 2012. Consumer loans increased $4,055, or 33.5%, in comparison to December 31, 2012. The increase in consumer loans was attributable to a successful loan marketing campaign within the branch network.

Loans held for sale were not included in portfolio loans, and as of December 31, 2013 total loans classified as held for sale were $4,483. Residential real estate mortgage loans represented $611, or 13.6%, and indirect loans represented $3,872, or 86.4%, of loans held for sale.

Table 9 shows the amount of portfolio loans outstanding as of December 31, 2013 based on the remaining scheduled principal payments or principal amounts repricing in the periods indicated. All loans that, by their terms, are due after one year, but which are subject to more frequent repricing have been classified as due in one year or less for purposes of the table.

Table 9: Loan Maturity and Repricing Analysis

		December 31, 2013
Due in one year or less	$	201,417
Due after one year but within five years		434,256
Due after five years		266,626
Totals	$	902,299
Due after one year with a predetermined fixed interest rate	$	540,507
Due after one year with a floating interest rate		160,375
Totals	$	700,882

Provision and Allowance for Loan Losses

The allowance for loan losses is maintained by the Corporation at a level considered by management to be adequate to cover probable credit losses inherent in the loan portfolio. The amount of the provision for loan losses charged to operating expenses is the amount necessary, in the estimation of management, to maintain the allowance for loan losses at an adequate level. Management determines the adequacy of the allowance based upon past experience, changes in portfolio size and mix, relative quality of the loan portfolio and the rate of loan growth, assessments of current and future economic conditions and information about specific borrower situations, including their financial position and collateral values, and other factors, which are subject to change over time. While management's periodic analysis of the allowance for loan losses may dictate portions of the allowance be allocated to specific problem loans, the entire amount is available for any loan charge-offs that may occur.

At the end of 2009, the Corporation implemented a more robust process in order to improve asset quality going forward. This process which includes executive management, finance, credit, lending and legal is charged with monitoring problem loans on a regular basis to insure proper grading of the loans, identifying loans as "troubled debt restructured", adequate allowances and timely resolution of problem credits. In addition, the Corporation's bank subsidiary has a Loan and Credit Review Committee of its Board of Directors which provides board oversight in areas such as underwriting, concentrations, delinquencies, production goals and performance trends.

While the Corporation uses a historical loss methodology in determining the level of allowances for various loan segments, in 2011 it began tracking data to implement a methodology which estimates expected losses similar to the Basel formula for commercial loans based on a history of loans migrating through the various loan grades. Management believes this methodology will supplement and complement its current approach.

The effect of these initiatives has resulted in an improvement in asset quality as measured by the level of non-performing loan as well as criticized loans. The use of a historical loss methodology tends to have a lag effect when estimating the adequacy of the allowance as specific reserves related to impaired loans are replaced with general reserves related to the various pools of loans.

While the local economy has improved it remains fragile in certain respects as does the real estate market and valuations. With its exposure to commercial real estate loans, including construction and development loans, and consumer real estate in the form of home equity loans. Management continued to monitor their performance due to the past and recent volatility in real estate valuations.

Table 10 presents the detailed activity in the allowance for loan losses and related charge-off activity for the five years ended December 31, 2013.

Table 10: Analysis of Allowance for Loan Losses

	Year Ended December 31,				
	2013	2012	2011	2010	2009
	(Dollars in thousands)				
Balance at beginning of year	$ **17,637**	$ 17,063	$ 16,136	$ 18,792	$ 11,652
Charge-offs:					
Commercial real estate	**(2,325)**	(3,199)	(5,195)	(8,508)	(5,443)
Commercial	**(121)**	(213)	(262)	(1,507)	(1,862)
Residential real estate	**(754)**	(1,430)	(1,664)	(1,491)	(1,561)
Home equity loans	**(1,775)**	(1,372)	(1,895)	(1,091)	(1,652)
Indirect	**(678)**	(963)	(695)	(455)	(937)
Consumer	**(366)**	(401)	(398)	(573)	(1,022)
Total charge-offs	**(6,019)**	(7,578)	(10,109)	(13,625)	(12,477)
Recoveries:					
Commercial real estate	**697**	388	280	87	102
Commercial	**8**	45	42	157	113
Residential real estate	**350**	96	22	30	3
Home equity loans	**66**	35	62	39	70
Indirect	**335**	288	209	293	219
Consumer	**56**	58	68	138	93
Total Recoveries	**1,512**	910	683	744	600
Net Charge-offs	**(4,507)**	(6,668)	(9,426)	(12,881)	(11,877)
Provision for loan losses	**4,375**	7,242	10,353	10,225	19,017
Balance at end of year	$ **17,505**	$ 17,637	$ 17,063	$ 16,136	$ 18,792
Average Portfolio loans outstanding	$ **887,865**	$ 869,454	$ 823,962	$ 796,849	$ 807,410
Ratio to average loans:					
Net Charge-offs	**0.51%**	0.77%	1.14%	1.62%	1.47%
Provision for loan losses	**0.49%**	0.83%	1.26%	1.28%	2.36%
Loans outstanding at end of year	$ **902,299**	$ 882,548	$ 843,088	$ 812,579	$ 803,197
Allowance for loan losses:					
As a percent of loans at end of year	**1.94%**	2.00%	2.02%	1.99%	2.34%
As a multiple of net charge-offs	**3.88**	2.65	1.81	1.25	1.58

The allowance for loan losses at December 31, 2013 was $17,505, or 1.94%, of outstanding loans, compared to $17,637, or 2.00%, of outstanding loans at December 31, 2012. The allowance for loan losses was 79.62% and 63.45% of nonperforming loans at December 31, 2013 and 2012 respectively.

Net charge-offs for the year ended December 31, 2013 were $4,507, compared to $6,668 for the year ended December 31, 2012. Net charge-offs as a percent of average loans was 0.51% for 2013 and 0.77% for 2012. Net charge-offs on commercial and commercial real estate loans are primarily a result of loans that are collateral dependent and deemed uncollectible. As a result, the loans are written down to their net realizable value which is current appraised value less costs to sell. The provision charged to expense was $4,375 for the year ended December 31, 2013 compared to $7,242 for 2012. Overall of the periods the Corporation's credit quality improved, which has led to lower net charge-offs and a decrease in the provision for loan losses.

The allowance for loan losses is, in the opinion of management, sufficient given its analysis of the information available about the portfolio at December 31, 2013. Management continues to work toward prompt resolution of nonperforming loan situations and to adjust underwriting standards as conditions warrant.

The following table sets forth the allocation of the allowance for loan losses by loan category as of December 31, 2013 and December 31, 2012, as well as the percentage of loans in each category to total loans. This allocation was based on management's assessment, as of a given point in time, of the risk characteristics of each of the component parts of the total loan portfolio and is subject to changes when the risk factors of each component part change. The allocation is not indicative of either the specific amounts of the loan categories in which future charge-offs may be taken, nor should it be taken as an indicator of future loss trends. The allocation of the allowance to each category does not restrict the use of the allowance to absorb losses in any category.

Allocation of the Allowance for Loan Losses by Loan Type

	2013		2012	
	(Dollars in thousands)			
	Allowance	**Percent of loans in each category to total loans**	**Allowance**	**Percent of loans in each category to total loans**
Commercial real estate	**$10,122**	**44.5%**	$11,386	46.9%
Commercial	**497**	**9.8%**	835	7.8%
Residential real estate	**1,411**	**7.4%**	1,559	7.4%
Home equity loans	**3,484**	**13.6%**	2,357	13.9%
Indirect	**1,593**	**22.9%**	1,230	22.6%
Consumer	**398**	**1.8%**	270	1.4%
Total	**$17,505**	**100.0%**	$17,637	100.0%

The balance in the allowance for loan losses is determined based on management's review and evaluation of the loan portfolio in relation to past loss experience, the size and composition of the portfolio, current economic events and conditions, and other pertinent factors, including management's assumptions as to future delinquencies, recoveries and losses. Increases to the allowance for loan and lease losses are made by charges to the provision for loan losses. Credit exposures deemed to be uncollectible are charged against the allowance for loan losses. Recoveries of previously charged-off amounts are credited to the allowance for loan losses.

Changes in the allowance for loan losses for all categories of the loan portfolio reflect the net effect of changes in historical net loss rates by risk grade for commercial real estate and commercial loans and for the total of other categories, changes in loan balances for each category or by risk grade, the level of non-performing and other impaired loans, and management's judgment with respect to economic and other relevant factors. Additional information regarding the allowance for loan losses is included in Note 7 (Loans and Allowance for Loan Losses) in the notes to the consolidated financial statements.

Funding Sources

The primary source of funds continued to be the generation of deposit accounts within the Corporation's primary market. In order to achieve deposit account growth, the Corporation offered retail and business customers a full line of deposit products that included interest and noninterest-bearing checking accounts, savings accounts and time deposits. The Corporation also generated funds through local borrowings generated by a business sweep product. Wholesale funding sources included lines of credit with correspondent banks, advances through the Federal Home Loan Bank of Cincinnati and a secured line of credit with the Federal Reserve Bank of Cleveland. The Corporation from time to time utilized brokered time deposits to provide term funding at rates comparable to other wholesale funding sources. Table 11 highlights the average balances and the average rates paid on these sources of funds for the three years ended December 31, 2013.

The following table shows the various sources of funding for the Corporation.

Table 11: Funding Sources

	Average Balances Outstanding			Average Rates Paid		
	2013	2012	2011	2013	2012	2011
			(Dollars in thousands)			
Noninterest-bearing checking	**$ 141,639**	$ 137,077	$ 121,786	**—%**	—%	—%
Interest-bearing checking	**165,846**	162,431	149,667	**0.05%**	0.11%	0.17%
Savings deposits	**123,179**	110,936	97,686	**0.04%**	0.09%	0.16%
Money market accounts	**104,758**	105,951	99,948	**0.17%**	0.19%	0.29%
Consumer time deposits	**434,771**	429,928	453,680	**0.93%**	1.18%	1.62%
Public time deposits	**67,080**	65,188	68,756	**0.73%**	0.64%	0.44%
Total Deposits	**$ 1,037,273**	$ 1,011,511	$ 991,523	**0.54%**	0.59%	0.84%
Short-term borrowings	**1,807**	942	763	**0.40%**	0.07%	0.26%
FHLB borrowings	**46,609**	47,828	42,640	**1.35%**	1.81%	2.47%
Junior subordinated debentures	**16,322**	16,315	16,321	**4.19%**	4.28%	4.20%
Total borrowings	**$ 64,738**	$ 65,085	$ 59,724	**2.04%**	2.40%	2.92%
Total funding	**$ 1,102,011**	$ 1,076,596	$ 1,051,247	**0.64%**	0.80%	0.96%

Average deposit balances increased 2.5% in 2013 and 2.0% in 2012. Low-cost deposits, namely checking, savings and money market accounts, accounted for 51.6% of total deposits at December 31, 2013. The improved mix and the extended lower interest rate environment has contributed significantly to the bank's lower funding cost. These low-cost funds had an average yield of 0.54% in 2013 compared to 0.59% in 2012 and 0.84% in 2011. Included in these funds are money market accounts which carried an average yield of 0.17% in 2013 compared to 0.19% in 2012. Time deposits over the last three years to total average deposits were 48.4% in 2013, 48.9% in 2012 and 52.7% in 2011. Average time deposits were $501,851 in 2013 compared to $495,116 in 2012. This was an increase of $6,735, or 1.4%. Public fund time deposits represented 13.4% and 13.2% of total average time deposits during 2013 and 2012, respectively. At December 31, 2013, 2012 and 2011, the Corporation had no brokered time deposit balances.

Borrowings

The Corporation utilizes both short-term and long-term borrowings to assist in the growth of earning assets. For the Corporation, short-term borrowings include Federal funds purchased, short term borrowings and repurchase agreements. Short-term borrowings increased during 2013 to $4,576 at December 31, 2013 compared to $1,115 at December 31, 2012. The Corporation did not have any Federal funds purchased at December 31, 2013 and December 31, 2012.

As part of the Corporation's redemption of the Series B Preferred Stock approximately $3.0 million was drawn on a line of credit with an unaffiliated financial institution in December of 2013. The Corporation has maintained a $6.0 million line of credit with this institution since 2009 at prime rate, 3.50% at December 31, 2013.

Long-term borrowings by the Corporation consist of Federal Home Loan Bank advances of $46,708 and junior subordinated debentures of $16,238 at December 31, 2013. Federal Home Loan Bank advances were $46,508 at December 31, 2012. In the fourth quarter of 2012, the Corporation prepaid $27,500 of fixed rate FHLB advances with a contractual average interest rate 2.47% and a weighted average remaining term to maturity of 1.63 years. The transaction was accomplished by extending the maturity date of the advances and rolling the net present value of the advances into the funding cost of the new structure. As a result of the restructure, the Corporation was required to pay a prepayment penalty of $1,017 to the FHLB. In accordance with *ASC 470-50, Debt - Modification and Exchange*s, the new advances were considered a minor modification. The prepayment penalty was deferred and will be recognized in interest expense over the life of the new advances. Maturities of Federal Home Loan Bank advances are presented in Note 11 to the Consolidated Financial Statements contained within this Form 10-K.

During 2007, the Corporation completed a private offering of trust preferred securities, as described in Note 12 to the Consolidated Financial Statements contained within this Form 10-K. The securities were issued in two $10 million tranches, one of which pays dividends at a fixed rate of 6.64% per annum and the other of which pays dividends at LIBOR plus 1.48% per annum. In August 2010, the Corporation entered into an agreement with certain holders of its non-pooled trust preferred securities and exchanged $2,125 in principal amount of the securities issued by Trust I and $2,125 in principal amount of the securities issued by Trust II for 462,234 newly issued shares of the Corporation's common stock at a volume-weighted average price of $4.41 per share. At December 31, 2013, the balance of the subordinated notes payable to Trust I and Trust II was $8,119 each.

Capital Resources

At December 31, 2013, the Corporation's total market capitalization was $97,025 compared to $46,872 at December 31, 2012. The Bank is subject to various regulatory capital requirements administered by the Office of the Comptroller of the Currency ("OCC"), including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. At December 31, 2013 and December 31, 2012, the Bank exceeded all of its regulatory capital requirements and was considered "well-capitalized" under regulatory guidelines.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
December 31, 2013	**Amount**	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
Total Capital (to Risk Weighted Assets)	$122,795	12.89%	$ 76,230	8.0%	$ 95,290	10.0%
Tier 1 Capital (to Risk Weighted Assets)	110,815	11.63	38,116	4.0	57,174	6.0
Tier 1 Leverage Capital (to Adjusted Total Assets)	110,815	9.22	48,086	4.0	60,108	5.0

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
December 31, 2012	**Amount**	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
Total Capital (to Risk Weighted Assets)	$114,425	12.47%	$ 73,423	8.0%	$ 91,779	10.0%
Tier 1 Capital (to Risk Weighted Assets)	102,877	11.21	36,712	4.0	55,067	6.0
Tier 1 Leverage Capital (to Adjusted Total Assets)	102,877	8.79	46,820	4.0	58,525	5.0

Total shareholders' equity was $111,456 at December 31, 2013 compared to $110,144 at December 31, 2012. This is an increase of 1.2%, or $1,312 from one year ago. Total equity increased due to net income of $6,161. The increase was partially offset by a $6,428 decrease in other comprehensive income and the declaration of preferred and common shareholder dividends totaling $908 for the year ended December 31, 2013.

On July 28, 2005, the Corporation announced a share repurchase program of up to 5 percent, or about 332,000, of its common shares outstanding. Repurchased shares can be used for a number of corporate purposes, including the Corporation's stock option and employee benefit plans. The share repurchase program provides that share repurchases are to be made primarily on the open market from time-to-time until the 5 percent maximum is repurchased or the earlier termination of the repurchase program by the Board of Directors, at the discretion of management based upon market, business, legal and other factors. At December 31, 2013 the Corporation held 328,194 shares of common stock as treasury stock at a cost of $6,092. No shares were acquired under this program in 2013.

On December 12, 2008, the Corporation issued 25,223 shares of its Fixed Rate Cumulative Perpetual Preferred Stock, Series B, and $1,000 per share liquidation preference ("Series B Preferred Stock") to the U.S. Treasury in the TARP Capital Purchase Program for a purchase price of approximately $25,223. In connection with that issuance, the Corporation also issued a warrant to the U.S. Treasury to purchase 561,343 common shares of the Corporation at an exercise price of $6.74 per share (the "Warrant").

On June 19, 2012, the Treasury completed the offer and sale of all 25,223 shares of the Series B Preferred Stock. The underwriters in the offering purchased the Series B Preferred Stock from Treasury at a price of $856.13 per share, and sold the Series B Preferred Stock to the public through a modified Dutch auction at an initial public offering price of $869.17 per share. The Corporation did not bid nor receive any of the proceeds from the offering.

On July 18, 2012, the Corporation repurchased the Warrant from the Treasury at a mutually agreed upon price of $860, of which $146 represented the value of the warrant on the Corporation's books and a decrease in equity of $714 was subsequently recognized by the Corporation. Following settlement of the Warrant repurchase, the Treasury had no remaining investment in the Corporation.

In the fourth quarter of 2012, the Corporation completed the repurchase of 6,343 shares of Series B Preferred Stock from private investors, representing $6.3 million in face liquidation amount of the shares, or approximately 25% of the outstanding shares, of the Series B Preferred Stock in exchange for cash at an average price per share of $970.84, plus accrued and unpaid interest. The transaction was funded by cash from accumulated earnings and excess capital. As a result of the discount on the purchase price, the Corporation recognized an increase to retained earnings of $141.

On March 15, 2013, the Corporation completed the exchange (the "Exchange") of newly issued common shares, $1.00 par value per share, ("Common Shares") for shares of its Series B Preferred Stock with certain institutional and private investors (the "Sellers"). In the Exchange, the Corporation issued an aggregate of 1,359,348 Common Shares at a price of $7.16 per share to the Sellers in exchange for an aggregate of 9,733 shares of Series B Preferred Stock at a price of 100% of the per share liquidation preference, or $1,000 per share. The Corporation also delivered cash to the Sellers in lieu of fractional Common Shares and cash in an amount equal to the accrued and unpaid dividends due on the shares of Series B Preferred Stock.

On December 12, 2013, the Corporation entered into a common shares purchase agreement (the "Purchase Agreement") with certain investors party thereto (the "Investors"), which included certain third-party investors and certain directors of the Corporation. The transactions were approved by the Board of Directors of the Corporation, by a majority of the disinterested directors of the Corporation and by the Corporation's Audit and Finance Committee. Pursuant to the Purchase Agreement, the Corporation sold to the Investors an aggregate of 367,321 Common Shares at a purchase price of $9.9087 per share (except that Investors who are directors of the Corporation or are related thereto paid $10.30 per share), for an aggregate purchase price of $3.68 million. The Purchase Agreement, among other things, provided the Investors with certain registration rights, pursuant to which the Corporation filed a Registration Statement on Form S-3 with the SEC, which was declared effective on January 16, 2014.

Following the completion of the issuance and sale of Common Shares pursuant to the Purchase Agreement, on December 17, 2013, the Corporation issued a notice of redemption of all 9,147 remaining shares of Series B Preferred Stock, to be funded with the proceeds of the sale of Common Shares along with cash from $3,000,000 in borrowings under the Corporation's line of credit with an unaffiliated financial institution and from the Corporation's accumulated earnings and excess capital. On January 17, 2014, the Corporation completed the retirement of the remaining shares of Series B Preferred Stock for an aggregate price of $9,147,000, the face liquidation amount of the shares, plus approximately $74,000 of accrued but unpaid dividends. The Corporation repurchased 1,458 of such shares in a private transaction in December 2013 and redeemed the remaining 7,689 shares of Series B Preferred Stock on the January 17, 2014 redemption date. Additional information regarding the redemption of Series B Preferred Stock is included in Note 24 (Subsequent Events) in the notes to the consolidated financial statements.

The Board of Directors reviews the Corporation's capital requirements on a regular basis. The Federal Reserve Board has established risk-based capital guidelines that must be observed by financial holding companies and banks. The Corporation has consistently maintained the regulatory capital ratios of the Corporation and its bank subsidiary, The Lorain National Bank, above "well-capitalized" levels. For further information on capital ratios see Notes 1 and 15 to the Consolidated Financial Statements.

Off-Balance Sheet Arrangements

In the normal course of business, the Corporation enters into commitments with off-balance sheet risk to meet the financing needs of its customers. These arrangements include commitments to extend credit and standby letters of credit. Commitments to extend credit and standby letters of credit involve elements of credit risk and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The Corporation uses the same credit policies in making commitments to extend credit and standby letters of credit as it does for on-balance sheet instruments.

The Corporation's exposure to credit loss in the event of nonperformance by the other party to the commitment is represented by the contractual amount of the commitment. Interest rate risk on commitments to extend credit results from the possibility that interest rates may have moved unfavorably from the position of the Corporation since the time the commitment was made.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates of 30 to 120 days or other termination clauses and may require payment of a fee. Since some of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Standby letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party. Most of these arrangements mature within two years and are expected to expire without being drawn upon. Standby letters of credit generally are contingent upon the failure of the customer to perform according to the terms of the underlying contract with the third party.

The Corporation evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained by the Corporation upon extension of credit is based on management's credit evaluation of the applicant. Collateral held is generally single-family residential real estate and commercial real estate. Substantially all of the obligations to extend credit are variable rate.

The Corporation does not believe that off-balance sheet arrangements will have a material impact on its liquidity or capital resources. See Note 20 to the Consolidated Financial Statements for further detail.

Contractual Obligations and Commitments

Contractual obligations and commitments of the Corporation at December 31, 2013 are as follows:

	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total
			(Dollars in thousands)		
Short-term borrowings	$ 4,576	$ —	$ —	$ —	$ 4,576
FHLB advances	1	30,000	17,500	—	47,501
Operating leases	782	1,283	552	556	3,173
Trust preferred securities	—	—	—	16,238	16,238
Benefit payments	318	602	552	1,228	2,700
Severance payments	100	—	—	—	100
Total	$ 5,777	$ 31,885	$ 18,604	$ 18,022	$ 74,288

Critical Accounting Policies and Estimates

The Corporation's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The Corporation follows general practices within the banking industry and application of these principles requires management to make assumptions, estimates and judgments that affect the financial statements and accompanying notes. These assumptions, estimates and judgments are based on information available as of the date of the financial statements.

The most significant accounting policies followed by the Corporation are presented in Note 1 to the Consolidated Financial Statements. These policies are fundamental to the understanding of results of operation and financial conditions.

The accounting policies considered to be critical by management are as follows:

- **Allowance for loan losses**

The allowance for loan losses is an amount that management believes will be adequate to absorb probable credit losses inherent in the loan portfolio taking into consideration such factors as past loss experience, changes in the nature and volume of the portfolio, overall portfolio quality, loan concentrations, specific problem loans and current economic conditions that affect the borrower's ability to pay. Determination of the allowance is subjective in nature. Loan losses are charged off against the allowance when management believes that the full collectability of the loan is unlikely. Recoveries of amounts previously charged-off are credited to the allowance.

A loan is impaired when based on current information and events it is probable the Corporation will be unable to collect the scheduled payment of principal and interest when due under the contractual terms of the loan agreement. Impairment is evaluated in total for smaller-balance loans of similar nature such as real estate mortgages and installment loans, and on an individual loan basis for commercial loans that are graded substandard or below. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis. If a loan is impaired, a portion of the allowance may be allocated so that the loan is reported, net, using either the present value of estimated future cash flows discounted at the loans effective interest rate, the loan's observable market value or at the fair value of collateral if repayment is expected solely from the collateral.

The Corporation maintains the allowance for loan losses at a level adequate to absorb management's estimate of probable credit losses inherent in the loan portfolio. The allowance is comprised of a general allowance, a specific allowance for identified problem loans and an unallocated allowance representing estimations pursuant to either Statement of Financial Accounting Standards ASC 450, "Accounting for Contingencies," or ASC 310-10-45, "Accounting by Creditors for Impairment of a Loan."

The general allowance is determined by applying estimated loss factors to the credit exposures from outstanding loans. For commercial and commercial real estate loans the Corporation uses historical loss experience along with factors that are considered when loan grades are assigned to individual loans such as current and past delinquency, financial statements of the borrower, current net realizable value of collateral and the general economic environment and specific economic trends affecting the portfolio. For residential real estate, installment and other loans, loss factors are applied on a portfolio basis. Loss factors are based on the Corporation's historical loss experience and are reviewed for appropriateness on a quarterly basis, along with other factors affecting the collectability of the loan portfolio.

Specific allowances are established for all loans when management has determined that, due to identified significant conditions, it is probable that a loss has been incurred that exceeds the general allowance loss factor from these loans. These conditions are reviewed quarterly by management and include general economic conditions, credit quality trends and internal loan review and regulatory examination findings.

Management believes that it uses the best information available to determine the adequacy of the allowance for loan losses. However, future adjustments to the allowance may be necessary and the results of operations could be significantly and adversely affected if circumstances differ substantially from the assumptions used in making the determinations.

- **Income Taxes**

The Corporation's income tax expense and related current and deferred tax assets and liabilities are presented as prescribed in ASC 740, "Accounting for Income Taxes". The accounting requires the periodic review and adjustment of tax assets and liabilities based on many assumptions. These assumptions include predictions as to the Corporation's future profitability, as well as potential changes in tax laws that could impact the deductibility of certain income and expense items. Since financial results could be significantly different than these estimates, future adjustments may be necessary to tax expense and related balance sheet accounts.

- **Goodwill**

During 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-08, Intangibles – Goodwill and Other (Topic 350): Testing Goodwill for Impairment. This ASU gives an entity the option to first assess qualitative factors to determine whether it is more likely than not (a likelihood of more than 50%) that the fair value of a reporting unit is less than its carrying amount (impairment). If the entity finds after the qualitative assessment that it is more likely than not (impairment indicators) that the fair value of a reporting unit is less than its carrying amount, the entity is then required to perform a full impairment test. The full impairment test is a two-step process that requires management to make judgments in determining what assumptions to use in the calculation. The first step in impairment testing is to estimate the fair value based on valuation techniques including a discounted cash flow model with revenue and profit forecasts and comparing those estimated fair values with the carrying values, which includes the allocated goodwill. If the carrying value exceeds its fair value, goodwill impairment may be indicated and a second step is performed to compute the amount of the impairment by determining an "implied fair value" of goodwill. The determination of an "implied fair value" of goodwill requires the Corporation to allocate fair value to the assets and liabilities. Any unallocated fair value represents the "implied fair value" of goodwill, which is compared to its corresponding carrying value. An impairment loss would be recognized as a charge to earnings to the extent the carrying amount of the goodwill exceeds the implied fair value of the goodwill. The Corporation early adopted the ASU for 2011. Based upon the qualitative assessment the Corporation determined that there is no likelihood of goodwill impairment therefore no impairment charge was recognized as of December 31, 2013 and December 31, 2012.

- **New Accounting Pronouncements**

Management is not aware of any proposed regulations or current recommendations by the Financial Accounting Standards Board or by regulatory authorities, which, if they were implemented, would have a material effect on the liquidity, capital resources, or operations of the Corporation.

ITEM 7A. *Quantitative and Qualitative Disclosures About Market Risk.*

RISK ELEMENTS

Risk management is an essential aspect in operating a financial services company successfully and effectively. The most prominent risk exposures, for a financial services company, are credit, operational, interest rate, market and liquidity risk. Credit risk involves the risk of uncollectible interest and principal balance on a loan when it is due. Fraud, legal and compliance issues, processing errors, technology and the related disaster recovery and breaches in business continuation and internal controls are types of operational risks. Changes in interest rates affecting net interest income are considered interest rate risks. Market risk is the risk that a financial institution's earnings and capital or its ability to meet its business objectives are adversely affected by movements in market rates or prices. Such movements include fluctuations in interest rates, foreign exchange rates, equity prices that affect the changes in value of available-for-sale securities, credit spreads and commodity prices. The inability to fund obligations due to investors, borrowers or depositors is liquidity risk. For the Corporation, the dominant risks are market, credit and liquidity risk.

Credit Risk Management

Uniform underwriting criteria, ongoing risk monitoring and review processes, and well-defined, centralized credit policies dictate the management of credit risk for the Corporation. As such, credit risk is managed through the Bank's allowance for loan loss policy which requires the loan officer, lending officers and the loan review committee to manage loan quality. The Corporation's credit policies are reviewed and modified on an ongoing basis in order to remain suitable for the management of credit risks within the loan portfolio as conditions change. The Corporation uses a loan rating system to properly classify and assess the credit quality of individual commercial loan transactions. The loan rating system is used to determine the adequacy of the allowance for loan losses for financial reporting purposes and to assist in the determination of the frequency of review for credit exposures.

Most of the Corporation's business activity is with customers located within the Corporation's defined market area. As of December 31, 2013 the Corporation had concentrations of credit risk in its loan portfolio for the following loan categories: non-farm, non-residential real estate loans, home equity loans and indirect consumer loans. A concentration is defined as greater than 10% of outstanding loans.

Nonperforming Assets

Total nonperforming assets consist of nonperforming loans, loans which have been restructured and other foreclosed assets. As such, a loan is considered nonperforming if it is 90 days past due and/or in management's estimation the collection of interest on the loan is doubtful. Nonperforming loans no longer accrue interest and are accounted for on a cash basis. The classification of restructured loans involves the deterioration of a borrower's financial ability leading to original terms being favorably modified or either principal or interest being forgiven.

Table 13 sets forth nonperforming assets for the five years ended December 31, 2013.

Table 13: Nonperforming Assets

	At December 31,				
	2013	2012	2011	2010	2009
	(Dollars in thousands)				
Commercial real estate	$ 11,241	$ 16,349	$ 21,512	$ 25,941	$ 21,658
Commercial	289	472	1,072	1,333	2,465
Residential real estate	5,231	5,622	6,551	10,287	11,935
Home equity loans	4,464	4,293	4,365	3,137	2,134
Indirect	443	711	711	667	545
Consumer	318	349	260	466	100
Total nonperforming loans	21,986	27,796	34,471	41,831	38,837
Other foreclosed assets	579	1,366	1,687	3,119	1,264
Total nonperforming assets	$ 22,565	$ 29,162	$ 36,158	$ 44,950	$ 40,101
Loans 90 days past due accruing interest	$ 158	$ 184	$ —	$ —	$ —
Total nonperforming loans as a percent of total loans	2.44%	3.15%	4.09%	5.15%	4.84%
Total nonperforming assets as a percent of total assets	1.83%	2.48%	3.09%	3.90%	3.49%
Allowance for loan losses to nonperforming loans	79.62%	63.45%	49.50%	38.57%	48.39%

The Corporation continues to aggressively manage credit quality and has made great progress managing problem loans over the last few years. Nonperforming loans at December 31, 2013 were $21,986 compared to $27,796 at December 31, 2012, a decrease of $5,810. Nonperforming commercial real estate loans decreased to $11,241 for December 31, 2013 compared to $16,349 at December 31, 2012. These loans were primarily secured by real estate and, in some cases, by SBA guarantees, and were either charged-down to their realizable value or were subject to a specific reserve established for any collateral short-fall. All nonperforming loans are being actively managed and monitored.

Management monitors delinquency and potential problem loans. Bank-wide delinquency at December 31, 2013 was 1.69% of total loans. Total 30-59 day delinquency and 60-89 day delinquency was 0.26% and 0.19% of total loans at December 31, 2013, respectively.

Other foreclosed assets were $579 as of December 31, 2013, compared to $1,366 from December 31, 2012. The $579 was comprised of three commercial properties totaling $304 and seven residential properties, totaling $275. This compares to six commercial properties totaling $398 and thirteen residential properties, totaling $968 as of December 31, 2012.

Liquidity

Management of liquidity is a continual process in the banking industry. The liquidity of the Bank reflects its ability to meet loan demand, the possible outflow of deposits and its ability to take advantage of market opportunities made possible by potential rate environments. Assuring adequate liquidity requires the management of the cash flow characteristics of the assets the Bank originates and the availability of alternative funding sources. The Bank monitors liquidity according to limits established in its liquidity policy. The policy establishes minimums for the ratio of cash and cash equivalents to total assets and the loan to deposit ratio. At December 31, 2013, the Bank's liquidity was within its policy limits.

In addition to maintaining a stable source of core deposits, the Bank manages liquidity by seeking continual cash flow in its securities portfolio. At December 31, 2013, the Corporation expected the securities portfolio to generate cash flow in the following 12 months of $37,239 and $67,795 in the following 36 months.

The Bank maintains borrowing capacity at the Federal Home Loan Bank of Cincinnati, the Federal Reserve Bank of Cleveland and Federal Fund lines with correspondent banks. The Corporation has a $6,000 line of credit through an unaffiliated financial institution. The term of the line is one year, with principal due at maturity and is subject to renewal on an annual basis. The interest rate on the line of credit is the unaffiliated financial institution's prime rate, which was 3.50% at December 31,

2013. Table 14 highlights the liquidity position of the Bank and the Corporation including total borrowing capacity and current unused capacity for each borrowing arrangement at December 31, 2013.

Table 14: Liquidity

	Borrowing Capacity	Unused Capacity
	(Dollars in thousands)	
FHLB Cincinnati	$ 73,818	$ 19,237
FRB Cleveland	43,974	43,035
Federal Funds Lines	30,000	30,000
Unaffiliated Financial Institutions	6,000	3,000
Total	$ 153,792	$ 95,272

Liquidity is also provided by unencumbered, or unpledged investment securities that totaled $56,959 at December 31, 2013.

The Corporation is the bank holding company of the Bank and conducts no operations. The Corporation's primary ongoing needs for liquidity are the payment of the quarterly shareholder dividend if declared and miscellaneous expenses related to the regulatory and reporting requirements of a publicly traded corporation. The holding company's main source of operating liquidity is the dividend that it receives from the Bank. Dividends from the Bank are subject to restrictions by banking regulators. The holding company from time-to-time has access to additional sources of liquidity through correspondent lines of credit as of December 31, 2013.

Market Risk Management

The Corporation manages market risk through its Asset/Liability Management Committee ("ALCO") at the Bank level governed by policies set forth and established by the Board of Directors. This committee assesses interest rate risk exposure through two primary measures: rate sensitive assets divided by rate sensitive liabilities and earnings-at-risk simulation of net interest income over the one year planning cycle and the longer term strategic horizon in order to provide a stable and steadily increasing flow of net interest income.

The difference between a financial institution's interest rate sensitive assets and interest rate sensitive liabilities is referred to as the interest rate gap. An institution that has more interest rate sensitive assets than interest rate sensitive liabilities in a given period is said to be asset sensitive or has a positive gap. This means that if interest rates rise a corporation's net interest income may rise and if interest rates fall its net interest income may decline. If interest sensitive liabilities exceed interest sensitive assets then the opposite impact on net interest income may occur. The usefulness of the gap measure is limited. It is important to know the gross dollars of assets and liabilities that may re-price in various time horizons, but without knowing the frequency and basis of the potential rate changes the predictive power of the gap measure is limited.

Two more useful tools in managing market risk are earnings-at-risk simulation and economic value of equity simulation. An earnings-at-risk analysis is a modeling approach that combines the repricing information from gap analysis, with forecasts of balance sheet growth and changes in future interest rates. The result of this simulation provides management with a range of possible net interest margin outcomes. Trends that are identified in earnings-at-risk simulation can help identify product and pricing decisions that can be made currently to assure stable net interest income performance in the future. At December 31, 2013, a "shock" treatment of the balance sheet, in which a parallel shift in the yield curve occurs and all rates increase immediately, indicates that in a +200 basis point shock, net interest income would decrease marginally by $38 or 0.1%, and in a -200 basis point shock, net interest income would decrease $2,139, or 5.6%. The reason for the lack of symmetry in these results is the implied floors in many of the Corporation's core funding which limits their downward adjustment from current offering rates. This analysis is done to describe a best or worst case scenario. Factors such as non-parallel yield curve shifts, management pricing changes, customer preferences and other factors are likely to produce different results.

The economic value of equity approach measures the change in the value of the Corporation's equity as the value of assets and liabilities on the balance sheet change with interest rates. At December 31, 2013, this analysis indicated that a +200 basis point change in rates would reduce the value of the Corporation's equity by 22% while a -200 basis point change in rates would decrease the value of the Corporation's equity by 16.8%.

Table 15: GAP Analysis:

	At December 31, 2013						
	Under 3 Months	3 to 12 Months	1 to 3 Years	3-5 Years	5-15 Years	After 15 Years	Total
	(Dollars in thousands)						
Earning Assets:							
Securities and short-term investments	$ 24,724	$ 16,816	$ 38,701	$ 33,162	$ 85,614	$ 38,401	$ 237,418
Loans	122,566	171,361	289,145	142,020	113,996	63,211	902,299
Total earning assets	$ 147,290	$ 188,177	$ 327,846	$ 175,182	$ 199,610	$ 101,612	$ 1,139,717
Interest-bearing liabilities:							
Consumer time deposits	$ 165,646	$ 192,501	$ 137,667	$ 6,945	$ —	$ 91	$ 502,850
Money Market deposits	103,534	—	—	—	—	—	103,534
Savings deposits	10,047	20,093	60,279	35,163	—	—	125,582
Interest-bearing demand deposits	13,173	26,346	79,038	46,105	—	—	164,662
Short-term borrowings	—	—	29,208	17,500	—	—	46,708
Long-term debt	8,049	—	—	8,189	—	—	16,238
Fed Funds, Repos, Other	4,576	—	—	—	—	—	4,576
Total interest-bearing liabilities	$ 305,025	$ 238,940	$ 306,192	$ 113,902	$ —	$ 91	$ 964,150
Cumulative interest rate gap	$ (157,735)	$ (50,763)	$ 21,654	$ 61,280	$ 199,610	$ 101,521	
RSA/RSL	59%	67%	82%	90%	111%	121%	

	At December 31, 2012						
	Under 3 Months	3 to 12 Months	1 to 3 Years	3-5 Years	5-15 Years	After 15 Years	Total
	(Dollars in thousands)						
Earning Assets:							
Securities and short-term investments	$ 48,918	$ 22,646	$ 63,388	$ 30,789	$ 45,001	$ 5,282	$ 216,024
Loans	144,055	165,072	294,130	121,650	93,284	64,357	882,548
Total earning assets	$ 192,973	$ 187,718	$ 357,518	$ 152,439	$ 138,285	$ 69,639	$ 1,098,572
Interest-bearing liabilities:							
Consumer time deposits	$ 131,899	$ 186,381	$ 136,782	$ 27,258	$ —	$ 91	$ 482,411
Money Market deposits	102,792	—	—	—	—	—	102,792
Savings deposits	9,541	19,079	57,238	33,389	—	—	119,247
Interest-bearing demand deposits	12,420	24,840	74,519	43,469	—	—	155,248
Short-term borrowings		15	29,758	16,735	—	—	46,508
Long-term debt	8,119	—	—	8,119	—	—	16,238
Fed Funds, Repos, Other	1,115	—	—	—	—	—	1,115
Total interest-bearing liabilities	$ 265,886	$ 230,315	$ 298,297	$ 128,970	$ —	$ 91	$ 923,559
Cumulative interest rate gap	$ (72,913)	$ (42,597)	$ 59,221	$ 23,469	$ 138,285	$ 69,548	
RSA/RSL	74%	77%	94%	97%	112%	119%	

Item 8. ***Financial Statements and Supplementary Data***

Table of Contents

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
LNB Bancorp, Inc.

We have audited the accompanying consolidated balance sheets of LNB Bancorp, Inc. (the Corporation) as of December 31, 2013 and 2012, and the related consolidated statements of income and comprehensive income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2013. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Corporation is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LNB Bancorp, Inc. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

/s/ Plante & Moran, PLLC

February 27, 2014
Auburn Hills, Michigan

CONSOLIDATED BALANCE SHEETS

	December 31, 2013	December 31, 2012
	(Dollars in thousands except share amounts)	
ASSETS		
Cash and due from banks (Note 3)	$ 36,717	$ 24,139
Federal funds sold and interest bearing deposits in banks	15,555	6,520
Cash and cash equivalents	52,272	30,659
Securities available for sale, at fair value (Note 5)	216,122	203,763
Restricted stock	5,741	5,741
Loans held for sale	4,483	7,634
Loans:		
Portfolio loans (Note 7)	902,299	882,548
Allowance for loan losses (Note 7)	(17,505)	(17,637)
Net loans	884,794	864,911
Bank premises and equipment, net (Note 8)	8,198	8,721
Other real estate owned	579	1,366
Bank owned life insurance	19,362	18,611
Goodwill, net (Note 4)	21,582	21,582
Intangible assets, net (Note 4)	457	594
Accrued interest receivable	3,621	3,726
Other assets (Note 13)	13,046	10,946
Total Assets	$ 1,230,257	$ 1,178,254
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits: (Note 9)		
Demand and other noninterest-bearing	$ 148,961	$ 139,894
Savings, money market and interest-bearing demand	393,778	377,287
Time deposits	502,850	482,411
Total deposits	1,045,589	999,592
Short-term borrowings (Note 10)	4,576	1,115
Federal Home Loan Bank advances (Note 11)	46,708	46,508
Junior subordinated debentures (Note 12)	16,238	16,238
Accrued interest payable	789	882
Accrued expenses and other liabilities	4,901	3,775
Total Liabilities	1,118,801	1,068,110
Shareholders' Equity (Notes 14 and 15)		
Preferred stock, Series A Voting, no par value, authorized 150,000 shares, none issued at December 31, 2013 and December 31, 2012.	—	—
Fixed rate cumulative preferred stock, Series B, no par value, $1,000 liquidation value, 7,689 shares authorized and issued at December 31, 2013 and 18,880 shares at December 31, 2012.	7,689	18,880
Discount on Series B preferred stock	(19)	(65)
Common stock, par value $1 per share, authorized 15,000,000 shares, issued 10,001,717 shares at December 31, 2013 and 8,272,548 at December 31, 2012	10,002	8,273
Additional paid-in capital	51,098	39,141
Retained earnings	53,966	48,767
Accumulated other comprehensive income (loss) (Note 23)	(5,188)	1,240
Treasury shares at cost, 328,194 shares at December 31, 2013 and at December 31, 2012	(6,092)	(6,092)
Total Shareholders' Equity	111,456	110,144
Total Liabilities and Shareholders' Equity	$ 1,230,257	$ 1,178,254

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	Year Ended December 31,		
	2013	2012	2011
	(Dollars in thousands except share and per share amounts)		
Interest and Dividend Income			
Loans	$ 36,409	$ 39,794	$ 42,133
Securities:			
U.S. Government agencies and corporations	3,587	4,677	5,847
State and political subdivisions	1,191	1,157	1,035
Other debt and equity securities	464	285	277
Federal funds sold and short-term investments	28	35	57
Total interest income	41,679	45,948	49,349
Interest Expense			
Deposits	4,838	5,944	8,367
Federal Home Loan Bank advances	628	865	1,053
Short-term borrowings	7	1	2
Junior subordinated debentures	683	699	686
Total interest expense	6,156	7,509	10,108
Net Interest Income	35,523	38,439	39,241
Provision for Loan Losses (Note 7)	4,375	7,242	10,353
Net interest income after provision for loan losses	31,148	31,197	28,888
Noninterest Income			
Investment and trust services	1,555	1,563	1,610
Deposit service charges	3,509	3,811	4,079
Other service charges and fees	3,279	3,082	3,246
Income from bank owned life insurance	752	742	722
Other income	521	877	330
Total fees and other income	9,616	10,075	9,987
Securities gains, net (Note 5)	178	189	832
Gains on sale of loans	2,324	1,575	889
Gain (loss) on sale of other assets, net	8	(92)	(293)
Total noninterest income	12,126	11,747	11,415
Noninterest Expense			
Salaries and employee benefits (Notes 17,18 & 19)	18,058	16,768	15,944
Furniture and equipment	4,234	4,782	3,987
Net occupancy (Note 8)	2,310	2,207	2,310
Professional fees	1,870	2,034	1,854
Marketing and public relations	1,216	1,231	1,002
Supplies, postage and freight	1,045	1,091	1,107
Telecommunications	669	731	727
Ohio franchise tax	1,213	1,232	1,298
FDIC assessments	1,039	1,304	1,749
Other real estate owned	382	570	1,021
Loan and collection expense	1,427	1,150	1,364
Other expense	1,724	1,803	1,781
Total noninterest expense	35,187	34,903	34,144
Income before income tax expense	8,087	8,041	6,159
Income tax expense (Note 13)	1,926	1,934	1,156
Net Income	6,161	6,107	5,003
Other comprehensive income (loss), net of taxes:			
Changes in unrealized securities' holding gain (loss) net of taxes	(7,070)	(598)	1,095
Minimum pension liability adjustment, net of taxes during the period	759	(237)	(346)
Less: reclassification adjustments for securities' gains realized in net income, net of taxes	117	126	555
Total other comprehensive income (loss), net of taxes	(6,428)	(961)	194
Comprehensive income (loss)	(267)	5,146	5,197
Dividends and accretion on preferred stock	646	1,266	1,276
Net Income Available to Common Shareholders	$ 5,515	$ 4,841	$ 3,727
Net Income Per Common Share (Note 2)			
Basic	$ 0.61	$ 0.61	$ 0.47
Diluted	0.61	0.61	0.47

Dividends declared	**0.04**	0.04	0.04
Average Common Shares Outstanding			
Basic	**9,050,901**	7,939,433	7,880,249
Diluted	**9,070,890**	7,943,918	7,880,249

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Preferred Stock (net of discount)	Warrant to Purchase Common Stock	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
	(Dollars in thousands except share and per share amounts)							
Balance, January 1, 2011	$ 25,107	$ 146	$ 8,173	$ 39,455	$ 40,668	$ 2,007	$ (6,092)	$ 109,464
Net Income					5,003			5,003
Other comprehensive income, net of tax:						194		194
Share-based compensation				189				189
Restricted shares granted (40,000 shares), net of forfeitures (2,500 shares)			37	(37)				—
Preferred dividends and accretion of discount	15				(1,276)			(1,261)
Common dividends declared, $.04 per share					(315)	—		(315)
Balance, December 31, 2011	$ 25,122	$ 146	$ 8,210	$ 39,607	$ 44,080	$ 2,201	$ (6,092)	$ 113,274
Net Income					6,107			6,107
Other comprehensive loss, net of tax:						(961)		(961)
Share-based compensation				311				311
Restricted shares granted (62,105 shares)			63	(63)				—
Repurchase of warrants		(146)		(714)				(860)
Redemption of Fixed-Rate Cumulative Perpetual Preferred Stock (6,343 shares)	(6,322)				163			(6,159)
Preferred dividends and accretion of discount	15				(1,266)			(1,251)
Common dividends declared, $.04 per share	—	—	—	—	(317)	—	—	(317)
Balance, December 31, 2012	$ 18,815	$ —	$ 8,273	$ 39,141	$ 48,767	$ 1,240	$ (6,092)	$ 110,144
Net Income					6,161			6,161
Other comprehensive loss, net of tax:						(6,428)		(6,428)
Share-based compensation				271				271
Issuance of common stock (1,726,669 shares)			1,726	11,689				13,415
Restricted shares granted (10,000 shares), net of forfeitures (7,500 shares)			3	(3)				—
Redemption of Fixed-Rate Cumulative Perpetual Preferred Stock (11,191 shares)	(11,155)				43			(11,112)
Preferred dividends and accretion of discount	10				(646)			(636)
Common dividends declared, $.04 per share	—	—	—	—	(359)	—		(359)
Balance, December 31, 2013	$ 7,670	$ —	$ 10,002	$ 51,098	$ 53,966	$ (5,188)	$ (6,092)	$ 111,456

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2013	2012	2011
	(Dollars in thousands)		
Operating Activities			
Net income	$ 6,161	$ 6,107	$ 5,003
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	4,375	7,242	10,353
Depreciation and amortization	1,014	1,147	1,228
Amortization of premiums and discounts	2,237	2,738	1,390
Amortization of intangibles	137	137	137
Amortization of loan servicing rights	206	304	201
Amortization of deferred loan fees	(54)	(294)	(54)
Federal deferred income tax expense (benefit)	856	372	(43)
Securities gains, net	(178)	(189)	(832)
Share-based compensation expense	271	310	189
Loans originated for sale	(106,524)	(90,475)	(69,066)
Proceeds from sales of loan originations	111,998	87,864	71,612
Net gain from loan sales	(2,324)	(1,575)	(889)
Net loss (gain) on sale of other assets	(8)	92	293
Net decrease (increase) in accrued interest receivable and other assets	654	(243)	5,372
Net increase (decrease) in accrued interest payable, taxes and other liabilities	1,110	(448)	230
Net cash provided by operating activities	19,931	13,089	25,124
Investing Activities			
Proceeds from sales of available-for-sale securities	2,272	25,462	36,427
Proceeds from maturities of available-for-sale securities	65,022	122,244	111,809
Purchase of available-for-sale securities	(92,610)	(129,101)	(152,265)
Net increase in loans made to customers	(24,586)	(46,676)	(42,419)
Proceeds from the sale of other real estate owned	1,172	1,070	3,651
Purchase of bank premises and equipment	(508)	(900)	(774)
Proceeds from sale of bank premises and equipment	22	—	257
Net cash provided by (used in) investing activities	(49,216)	(27,901)	(43,314)
Financing Activities			
Net increase in demand and other noninterest-bearing	9,067	13,181	11,237
Net increase in savings, money market and interest-bearing demand	16,491	17,310	41,543
Net increase (decrease) in certificates of deposit	20,439	(21,979)	(40,226)
Net increase (decrease) in short-term borrowings	3,461	888	(705)
Proceeds from Federal Home Loan Bank advances	—	57,500	24,500
Payment of Federal Home Loan Bank advances	(14)	(52,472)	(24,504)
Deferred FHLB prepayment penalty	214	(1,017)	—
Repurchase of warrants	—	(860)	
Net proceeds from issuance of common stock	3,682	—	—
Redemption of Fixed-Rate Cumulative Perpetual Preferred stock	(1,467)	(6,159)	—
Dividends paid	(975)	(1,568)	(1,576)
Net cash provided by financing activities	50,898	4,824	10,269
Net increase (decrease) in cash and cash equivalents	21,613	(9,988)	(7,921)
Cash and cash equivalents, January 1	30,659	40,647	48,568
Cash and cash equivalents, December 31	$ 52,272	$ 30,659	$ 40,647
Supplemental cash flow information			
Interest paid	$ 6,249	$ 7,745	$ 10,424
Income taxes paid	2,325	2,006	960
Transfer of loans to other real estate owned	633	1,173	3,120
Exchange of Preferred shares for Common Shares	9,701	—	—

See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands except per share amounts)

(1) Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of LNB Bancorp, Inc. (the "Corporation") and its wholly-owned subsidiary, The Lorain National Bank (the "Bank"). The consolidated financial statements also include the accounts of North Coast Community Development Corporation which is a wholly-owned subsidiary of the Bank. All intercompany transactions and balances have been eliminated in consolidation.

Certain reclassifications of prior years' amounts have been made to conform to current year presentation. Such reclassifications had no effect on prior year net income or shareholders' equity.

Use of Estimates

LNB Bancorp Inc. prepares its financial statements in conformity with generally accepted accounting principles (GAAP), which requires the Corporation's management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from those estimates. Areas involving the use of management's estimates and assumptions include the allowance for loan losses, the valuation of goodwill, the realization of deferred tax assets and fair values of financial instruments.

Segment Information

The Corporation's activities are considered to be a single industry segment for financial reporting purposes. LNB Bancorp, Inc. is a financial holding company engaged in the business of commercial and retail banking, investment management and trust services, title insurance, and insurance with operations conducted through its main office and banking centers located throughout Lorain, Erie, Cuyahoga, Summit, and Franklin counties of Ohio. This market provides the source for substantially all of the Bank's deposit and loan and trust activities. The majority of the Bank's income is derived from a diverse base of commercial, mortgage and retail lending activities and investments.

Statement of Cash Flows

For purposes of reporting in the Consolidated Statements of Cash Flows, cash and cash equivalents include currency on hand, amounts due from banks, Federal funds sold, and securities purchased under resale agreements. Generally, Federal funds sold and securities purchased under resale agreements are for one day periods.

Securities

Securities that are bought and held for the sole purpose of being sold in the near term are deemed trading securities with any related unrealized gains and losses reported in earnings. As of December 31, 2013 and December 31, 2012, the Corporation did not hold any trading securities. Securities that the Corporation has a positive intent and ability to hold to maturity are classified as held to maturity. As of December 31, 2013 and December 31, 2012, LNB Bancorp, Inc. did not hold any securities classified as held to maturity. Securities that are not classified as trading or held to maturity are classified as available for sale. Securities classified as available for sale are carried at their fair value with unrealized gains and losses, net of tax, included as a component of accumulated other comprehensive income. Interest and dividends on securities, including amortization of premiums and accretion of discounts using the effective interest method over the period to maturity or call, are included in interest income. Gains and losses on sales of securities are determined on the specific identification method.

Management evaluates securities for other-than-temporary impairment ("OTTI") on a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. When evaluating investment securities consideration is given to the length of time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer, whether the market decline was affected by macroeconomic conditions and whether the Corporation has the intent to sell the debt security or more likely than not will be required to sell the debt security before its anticipated recovery. In analyzing an issuer's financial condition, the Corporation may consider whether the securities are issued by the federal government or its agencies, or U.S. Government sponsored enterprises, whether downgrades by bond rating agencies have occurred, and the results of reviews of the issuer's financial condition. The assessment of whether an other-than-temporary decline exists involves a high degree of subjectivity and judgment and is based on the information available to management at a point in time.

When OTTI occurs, the amount of the OTTI recognized in earnings depends on whether an entity intends to sell the security or it is more likely than not it will be required to sell the security before recovery of its amortized cost basis. If an entity intends to sell or it is more likely than not it will be required to sell the security before recovery of its amortized cost basis, the OTTI shall be recognized in earnings equal to the entire difference between the investment's amortized cost basis and its fair value at the balance sheet date. The previous amortized cost basis less the OTTI recognized in earnings becomes the new amortized cost basis of the investment. If a security is determined to be other-than-temporarily impaired, but the entity does not intend to sell the security, only the credit portion of the estimated loss is recognized in earnings, with the other portion of the loss recognized in other comprehensive income.

Restricted Stock

The Bank is a member of the Federal Home Loan Bank (FHLB) system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. The Bank is also a member of and owns stock in the Federal Reserve Bank. The Corporation also owns stock in Bankers Bancshares Inc., an institution that provides correspondent banking services to community banks. Stock in these institutions is classified as restricted stock and is recorded at redemption value which approximates fair value. The Corporation periodically evaluates the restricted stock for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

Loans Held For Sale

Held for sale loans are carried at the lower of amortized cost or estimated fair value, determined on an aggregate basis for each type of loan. Net unrealized losses are recognized by charges to income. Gains and losses on loan sales (sales proceeds minus carrying value) are recorded in the noninterest income section of the consolidated statement of income.

Mortgage banking

The Corporation sells originated mortgage loans into the secondary mortgage loan markets. During the period of loan origination and prior to the sale of the loans in the secondary market, the Corporation has exposure to movements in interest rates associated with mortgage loans that are in the "mortgage pipeline" and the "mortgage warehouse". A pipeline loan is one in which the Corporation has entered into a written mortgage loan commitment with a potential borrower that will be held for resale. Written loan commitments that relate to the origination of mortgage loans that will be held for resale are considered free-standing derivatives and do not qualify for hedge accounting. Written loan commitments generally have a term of up to 60 days before the closing of the loan. The loan commitment does not bind the potential borrower to entering into the loan, nor does it guarantee that the Corporation will approve the potential borrower for the loan. Therefore, when determining fair value, the Corporation makes estimates of expected "fallout" (loan commitments not expected to close), using models, which consider cumulative historical fallout rates and other factors. Fallout can occur for a variety of reasons including falling interest rate environments where a borrower abandons an interest rate lock loan commitment when a borrower is not approved as an acceptable credit by the lender or for a variety of other non-economic reasons.

Written loan commitments in which the borrower has locked in an interest rate results in market risk to the Corporation to the extent market interest rates change from the rate quoted to the borrower. The Corporation economically hedges the risk of changing interest rates associated with its interest rate lock commitments by entering into mandatory forward sales contracts.

The Corporation's mortgage loans held for sale are subject to changes in fair value, due to changes in interest rates from the loan's closing date through the date the mortgage loan is sold in the secondary market. The fair value of the mortgage loan declines in value when interest rates increase and conversely increases in value when interest rates decrease. To mitigate the risk of changes in interest rates the Corporation enters into mandatory forward sales contracts on a portion of the mortgage loans held for sale to provide an economic hedge against those changes in fair value. The mandatory forward sales contracts were recorded at fair value with changes in value recorded in current earnings.

Indirect Lending

The Corporation's indirect auto lending program originates new and used automobile loans to highly-qualified borrowers, generated through a network of automobile dealers located in Ohio, Pennsylvania, Kentucky, Georgia, Tennessee, Indiana and North Carolina. In addition to generating interest and fee income, the Corporation sells certain loans generated through this program as a means to manage the Bank's balance sheet as well as maintain and build relationships with a network of investors that purchase the indirect auto loans from the Corporation. The indirect loans that are held for sale are carried at amortized cost and are typically sold to investors for a premium. The Corporation sells the indirect auto loans on terms that are determined on a deal by deal basis, with servicing retained by the Corporation.

Derivative Instruments and Hedging Activities

The Corporation uses interest rate swaps, interest rate lock commitments and forward contracts sold to hedge interest rate risk for asset and liability management purposes. All derivatives are accounted for in accordance with ASC-815, Derivatives and Hedging, and are recorded as either other assets or other liabilities at fair value. The Corporation engages in an interest rate program to mitigate its exposure to rising interest rates. The interest rate program provides that a customer receives a fixed interest rate commercial loan and the Corporation subsequently converts that fixed rate loan to a variable rate instrument over the term of the loan by entering into an interest rate swap with a dealer counterparty based on a London Inter-Bank Offered Rate index. The Corporation then receives a fixed rate payment from the customer on the loan and pays the equivalent amount to the dealer counterparty on the swap in exchange for a variable rate payment stream. Based upon accounting guidance each swap is accounted for as a stand-alone derivative and designated as a fair value hedge with any changes in fair value presented in current earnings. Additional information regarding fair value measurement is included in Note 20 (Financial Instruments with Off Balance Sheet Risk and Contingencies) in the notes to the consolidated financial statements.

Loans

Loans are reported at the principal amount outstanding, net of unearned income and premiums and discounts. Loans acquired through business combinations are valued at fair market value on or near the date of acquisition. The difference between the principal amount outstanding and the fair market valuation is amortized over the aggregate average life of each class of loan. Unearned income includes deferred fees, net of deferred direct incremental loan origination costs. Unearned income is amortized to interest income, over the contractual life of the loan, using the interest method. Direct loan origination fees and costs are deferred and amortized as an adjustment to interest income over the contractual life of the loan, using the interest method.

Loans are generally placed on nonaccrual status when they are 90 days past due for interest or principal or when the full and timely collection of interest or principal becomes uncertain. When a loan has been placed on nonaccrual status, the accrued and unpaid interest receivable is reversed against interest income. Generally, a loan is returned to accrual status when all delinquent interest and principal becomes current under the terms of the loan agreement and when the collectability is no longer doubtful.

A loan is impaired when based on current information and events it is probable the Corporation will be unable to collect the scheduled payment of principal and interest when due under the contractual terms of the loan agreement. Impairment is evaluated in total for smaller-balance loans of similar nature such as real estate mortgages and installment loans, and on an individual loan basis for commercial loans that are graded substandard or below. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis. If a loan is impaired, a portion of the allowance may be allocated so that the loan is reported, net, using either the present value of estimated future cash flows discounted at the loans effective interest rate, the loan's observable market value or at the fair value of collateral if repayment is expected solely from the collateral.

Allowance for Loan Losses

The allowance for loan losses is management's estimate of credit losses inherent in the loan portfolio at the balance sheet date. Management's determination of the allowance, and the resulting provision, is based on judgments and assumptions, including general economic conditions, loan portfolio composition, loan loss experience, management's evaluation of credit risk relating to pools of loans and individual borrowers, sensitivity analysis and expected loss models, value of underlying collateral, and observations of internal loan review staff or banking regulators.

The provision for loan losses is determined based on Management's evaluation of the loan portfolio and the adequacy of the allowance for loan losses under current economic conditions and such other factors which, in management's judgment, deserve current recognition.

Small Business Administration Lending

The Corporation is approved to originate loans under the Small Business Administration (SBA) which are sometimes sold in the secondary market. The SBA's program affords the Corporation a higher level of delegated credit autonomy, translating to a significantly shorter turnaround time from application to funding. The Corporation retains the unguaranteed portion of these loans and sells the guaranteed portion of these loans. The guaranteed portion of these loans is readily marketable on a servicing-retained basis in an active national secondary market. In general, the SBA guarantees up to 85% of the loan amount depending on loan size. The Corporation continues to service these loans after sale and is required under the SBA programs to retain specified amounts. The servicing spread is 1% on the majority of loans. In calculating gain on the sale of SBA loans, the Corporation performs an allocation based on the relative fair values of the sold portion and retained portion of the loan. The Corporation's assumptions are validated by reference to external market information.

Servicing

Servicing assets are recognized as separate assets when rights are acquired through sale of financial assets. Capitalized servicing rights are reported in other assets and are amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying financial assets. Servicing assets are evaluated for impairment on a quarterly basis based upon the fair value of the rights as compared to amortized cost. Impairment is determined by stratifying rights by predominant characteristics, such as interest rates and terms. Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions. Impairment is recognized through a valuation allowance for an individual stratum, to the extent that fair value is less than the capitalized amount for the stratum.

Bank Premises and Equipment

Bank premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed generally on the straight-line method over the estimated useful lives of the assets. Upon the sale or other disposition of assets, the cost and related accumulated depreciation are retired and the resulting gain or loss is recognized. Maintenance and repairs are charged to expense as incurred, while renewals and improvements are capitalized. Software costs related to externally developed systems are capitalized at cost less accumulated amortization. Amortization is computed on the straight-line method over the estimated useful life.

Fair Value Measurement

The Corporation uses fair value measurements to record certain assets and liabilities at fair value and determine fair value disclosures. Additional information regarding fair value measurement is included in Note 21 (Estimated Fair Value Financial Instruments) in the notes to the consolidated financial statements.

Goodwill and Core Deposit Intangibles

Intangible assets arise from acquisitions and include goodwill and core deposit intangibles. Goodwill is the excess of purchase price over the fair value of identified net assets in acquisitions. Core deposit intangibles represent the value of depositor relationships purchased. Goodwill is evaluated at least annually for impairment or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The Corporation evaluates goodwill impairment annually as of November 30th of each year. Core deposit intangible assets are amortized using the straight-line method over ten years and are subject to annual impairment testing.

To simplify the process of testing goodwill for impairment for both public and nonpublic entities, on September 15, 2011 the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-08, Intangibles — Goodwill and Other (Topic 350): Testing Goodwill for Impairment. ASU 2011-08 gives an entity the option to first assess qualitative factors to determine whether it is more likely than not (a likelihood of more than 50%) that the fair value of a reporting unit is less than its carrying amount (impairment). If the entity finds after the qualitative assessment that it is more likely than not (impairment indicators) that the fair value of a reporting unit is less than its carrying amount, the entity is then required to perform a full impairment test. Prior to the update, entities were required to test goodwill for impairment on at least an annual basis. The Corporation early adopted the ASU for 2011.

Other Real Estate Owned

Other real estate owned (OREO) is comprised of property acquired through a foreclosure proceeding or acceptance of a deed-in-lieu of foreclosure, and loans classified as in-substance foreclosure. Other real estate owned is recorded at the lower of the recorded investment in the loan at the time of acquisition or the fair value of the underlying property collateral, less estimated selling costs. Any write-down in the carrying value of a property at the time of acquisition is charged to the allowance for loan losses. Any subsequent write-downs to reflect current fair market value, as well as gains and losses on disposition and revenues and expenses incurred in maintaining such properties, are treated as period costs. Banking premises are transferred at the lower of carrying value or estimated fair value, less estimated selling costs.

Bank Owned Life Insurance

Bank owned life insurance policies are stated at the current cash surrender value of the policy, or the policy death proceeds less any obligation to provide a death benefit to an insured's beneficiaries if that value is less than the cash surrender value. Increases in the asset value are recorded as earnings in other income.

Split-Dollar Life Insurance

The Corporation recognizes a liability and related compensation costs for endorsement split-dollar life insurance policies that provide a benefit to certain employees extending to postretirement periods. Based on the present value of expected future cash flows, the liability is recognized based on the substantive agreement with the employee.

Share-Based Compensation

The Corporation's stock based compensation plans are described in detail in Note 18 (Share-Based Compensation). Compensation expense is recognized for stock options and unvested (restricted) stock awards issued to employees, based on the fair value of these awards at the date of grant. A Black Scholes model is utilized to estimate the fair value of stock options, while the market price of the Corporation's common shares at the date of grant is used to estimate the fair value of unvested (restricted) stock awards.

Compensation cost is recognized over the required service period, generally defined as the vesting period for stock option awards and as the unvested period for nonvested (restricted) stock awards. Certain of the Corporation's share-based awards contain terms that provide for a graded vesting schedule whereby portions of the award vest in increments over the requisite service period.

Investment and Trust Services Assets and Income

Property held by the Corporation in fiduciary or agency capacity for its customers is not included in the Corporation's financial statements as such items are not assets of the Corporation. Income from the Investment and Trust Services Division is reported on an accrual basis.

Off Balance Sheet Instruments

In the ordinary course of business, the Corporation has entered into commitments to extend credit, including commitments under credit card arrangements, commercial letters of credit and standby letters of credit. Such financial instruments are recorded when they are funded. Additional information regarding Off Balance Sheet Instruments is included in Note 20 (Commitments and Contingencies) in the notes to the consolidated financial statements.

Income Taxes

The Corporation and its wholly-owned subsidiary file an annual consolidated Federal income tax return. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be removed or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded when necessary to reduce deferred tax assets to amounts which are deemed more likely than not to be realized.

Comprehensive Income

Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale and changes in the funded status of the pension plan, which are also recognized as separate components of shareholders' equity. Unrealized losses on the Corporation's available-for-sale securities (after applicable income tax expense) totaling $3,892 and unrealized gains of $3,295 at December 31, 2013 and 2012, respectively, and the minimum pension liability adjustment (after applicable income tax benefit) totaling $1,296 and $2,055 at December 31, 2013 and 2012, respectively, are included in accumulated other comprehensive income.

Recent Financial Accounting Pronouncements

In January 2013, the FASB issued ASU No. 2013-01, Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities. ASU No. 2013-01 clarifies that ASU No. 2011-11 applies only to derivatives, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset or subject to an enforceable master netting arrangement or similar agreement. Entities with other types of financial assets and financial liabilities subject to a master netting arrangement or similar agreement are no longer subject to the disclosure requirements in ASU No. 2011-11. The amendments are effective for annual and interim reporting periods beginning on or after January 1, 2013. The adoption of this ASU did not have a material impact on the Corporation's consolidated financial statements.

In February 2013, the FASB issued ASU No. 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, to improve the transparency of reporting these reclassifications. The ASU does not amend any existing requirements for reporting net income or other comprehensive income in the financial statements but requires an entity to disaggregate the total change of each component of other comprehensive income and separately present reclassification adjustments and current period other comprehensive income. The provisions of this ASU also requires that entities present either in a single note or parenthetically on the face of the financial statements, the effect of significant amounts reclassified from each component of accumulated other comprehensive income based on its source and the income statement line item affected by the reclassification. If a component is not required to be reclassified to net income in its entirety, entities would instead cross reference to the related note to the financial statements for additional information. Note 23 contains additional information regarding reclassifications out of AOCI and into net income

In July 2013, the FASB issued ASU No. 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. The ASU requires an entity to present an unrecognized tax benefit, or a portion of an unrecognized tax benefit, as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except to the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. No new recurring disclosures are required. The amendments are effective for annual and interim reporting periods beginning on or after December 15, 2013, and are to be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. The adoption of this ASU is not expected to have a material impact on the Corporation's consolidated financial statements.

(2) Earnings Per Common Share

Basic earnings per share are computed by dividing income available to common shareholders by the weighted average number of shares outstanding during the year. Diluted earnings per share is computed based on the weighted average number of shares outstanding plus the effects of dilutive stock options and warrants outstanding during the year. Basic and diluted earnings per share are calculated as follows:

	Year Ended December 31,		
	2013	**2012**	**2011**
	(Dollars in thousands except per share amounts)		
Weighted average shares outstanding used in Basic Earnings per Common Share	**9,050,901**	7,939,433	7,880,249
Dilutive effect of stock options	**19,989**	4,485	—
Weighted average shares outstanding used in Diluted Earnings Per Common Share	**9,070,890**	7,943,918	7,880,249
Net Income	**$ 6,161**	$ 6,107	$ 5,003
Preferred stock dividend and accretion	**646**	1,266	1,276
Income Available to Common Shareholders	**$ 5,515**	$ 4,841	$ 3,727
Basic Earnings Per Common Share	**$ 0.61**	$ 0.61	$ 0.47
Diluted Earnings Per Common Share	**$ 0.61**	$ 0.61	$ 0.47

Stock options totaling 172,000, 194,500 and 197,000 shares were not included in the computation of diluted earnings per share in the years ended December 31, 2013, 2012 and 2011, respectively, because they were considered antidilutive.

(3) Cash and Due from Banks

Federal Reserve Board regulations require the Bank to maintain reserve balances on deposits with the Federal Reserve Bank of Cleveland. The required ending reserve balance was $271 on December 31, 2013 and $228 on December 31, 2012.

(4) Goodwill and Intangible Assets

The Corporation has goodwill of $21,582 primarily from an acquisition completed in 2007. The Corporation assesses goodwill for impairment annually and more frequently in certain circumstances. In September 2011, FASB issued an update on the testing of goodwill for impairment under ASC Topic 350, Intangibles – Goodwill and Other. ASC 350 requires a corporation to test goodwill for impairment, on at least an annual basis, by comparing the fair value of a reporting unit with its carrying amount. The overall objective of the update is to simplify how entities, both public and private, test goodwill for impairment. Simplification has resulted in an entity having the option to first assess qualitative factors to determine whether the existence or circumstances lead to a determination that it is more likely than not (that is, a likelihood of more than fifty percent) that the fair value of a reporting unit is less than its carrying amount. For 2013 the Corporation determined the Bank was one reporting unit and assessed the following qualitative factors to determine if there is likelihood that goodwill is impaired: (a) industry and market considerations such as a deterioration in the environment in which the Corporation operates; (b) overall financial performance such as negative or declining cash flows or a decline in actual or planned revenue or earnings compared with actual and projected results of relevant prior periods; (c) events affecting a reporting unit such as a change in the composition or carrying amount of the Corporation's assets unit; (d) share price — considered in both absolute terms and relative to peers; (e) non-performing loans and allowance for loans losses; and (f) bank capital analysis. Based upon this assessment the Corporation determined that there is no likelihood of goodwill impairment therefore no impairment charge was recognized as of December 31, 2013 and December 31, 2012.

The Corporation cannot predict the occurrences of certain future events that might adversely affect the reported value of goodwill. Such events include, but are not limited to, strategic decisions in response to economic and competitive conditions, the effect of the economic environment on the Corporation's customer base or a material negative change in the relationship with significant customers.

Core deposit intangibles are amortized over their estimated useful life of 10 years. A summary of core deposit intangible assets follows:

	At December 31, 2013	At December 31, 2012
	(Dollars in thousands)	
Core deposit intangibles	$ **1,367**	$ 1,367
Less: accumulated amortization	**910**	773
Carrying value of core deposit intangibles	$ **457**	$ 594

Amortization expense for intangible assets was $137 for the years ended December 31, 2013, 2012 and 2011. The following table shows the estimated future amortization expense for amortizable intangible assets based on existing asset balances and the interest rate environment as of December 31, 2013. The Corporation's actual amortization expense in any given period may be significantly different from the estimated amounts depending upon the addition of new intangible assets, changes in underlying deposits and market conditions.

Core Deposits Intangibles

	(Dollars in thousands)
2014	$ 137
2015	137
2016	137
2017	46

(5) Securities

The amortized cost, gross unrealized gains and losses and fair values of securities at December 31, 2013 and 2012 follows:

	At December 31, 2013			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
	(Dollars in thousands)			
Securities available for sale:				
U.S. Government agencies and corporations	$ 71,851	$ —	$ (6,463)	$ 65,388
Mortgage backed securities	94,313	1,362	(1,245)	94,430
Collateralized mortgage obligations	18,650	255	(250)	18,655
State and political subdivisions	32,521	1,137	(693)	32,965
Preferred securities	4,684	—	—	4,684
Total Securities	$ 222,019	$ 2,754	$ (8,651)	$ 216,122

	At December 31, 2012			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
	(Dollars in thousands)			
Securities available for sale:				
U.S. Government agencies and corporations	$ 36,868	$ 102	$ —	$ 36,970
Mortgage backed securities	109,440	2,589	(328)	111,701
Collateralized mortgage obligations	22,483	398	—	22,881
State and political subdivisions	29,980	2,241	(10)	32,211
Total Securities	$ 198,771	$ 5,330	$ (338)	$ 203,763

U.S. Government agencies and corporations include callable and bullet agency issues and agency-backed mortgage backed securities. The maturity of mortgage backed securities is shown based on contractual maturity of the security although repayments occur each year.

The amortized cost and fair value of available for sale debt securities by contractual maturity date at December 31, 2013 is provided in the following table. Mortgage backed securities are not due at a single maturity date and are therefore shown separately.

	At December 31, 2013	
	Amortized Cost	Fair Value
	(Dollars in thousands)	
Securities available for sale:		
Due in one year or less	$ 21,419	$ 20,587
Due from one year to five years	57,306	53,363
Due from five years to ten years	24,738	23,583
Due after ten years	5,593	5,504
Mortgage backed securities and collateralized mortgage obligations	112,963	113,085
	$ 222,019	$ 216,122

The following table shows the proceeds from sales of available-for-sale securities for each of the three years ended December 31. The gross realized gains and losses on those sales that have been included in earnings. Gains or losses on the sales of available-for-sale securities are recognized upon sale and are determined using the specific identification method.

	December 31,		
	2013	2012	2011
	(Dollars in thousands)		
Gross realized gains	**$ 178**	$ 189	$ 832
Gross realized losses	—	—	—
Net Securities Gains	**$ 178**	$ 189	$ 832
Proceeds from the sale of available for sale securities	$ 2,272	$ 25,462	$ 36,427

The carrying value of securities pledged to secure trust deposits, public deposits, line of credit, and for other purposes required by law amounted to $154,479 and $150,197 at December 31, 2013 and 2012, respectively.

The following is a summary of securities that had unrealized losses at December 31, 2013 and 2012. The information is presented for securities that have been in an unrealized loss position for less than 12 months and for more than 12 months. At December 31, 2013, the Corporation held 53 securities with unrealized losses totaling $8,651. At December 31, 2012 there were 12 securities with unrealized losses totaling $338. There are temporary reasons why securities may be valued at less than amortized cost. Temporary reasons are that the current levels of interest rates as compared to the coupons on the securities held by the Corporation are higher and impairment is not due to credit deterioration. The Corporation has the intent and the ability to hold these securities until their value recovers, which may be until maturity.

	At December 31, 2013					
	Less than 12 months		12 months or longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(Dollars in thousands)					
U.S. Government agencies and corporations	**$ 65,388**	**$ (6,463)**	**$ —**	**$ —**	**$ 65,388**	**$ (6,463)**
Mortgage backed securities	**28,603**	**(566)**	**31,051**	**(679)**	**59,654**	**(1,245)**
Collateralized mortgage obligations	**5,079**	**(59)**	**4,411**	**(191)**	**9,490**	**(250)**
State and political subdivisions	**9,188**	**(602)**	**447**	**(91)**	**9,635**	**(693)**
Total	**$ 108,258**	**$ (7,690)**	**$ 35,909**	**$ (961)**	**$ 144,167**	**$ (8,651)**

	At December 31, 2012					
	Less than 12 months		12 months or longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(Dollars in thousands)					
U.S. Government agencies and corporations	$ —	$ —	$ —	$ —	$ —	$ —
Mortgage backed securities	44,491	(328)	—	—	44,491	(328)
State and political subdivisions	1,062	(10)	—	—	1,062	(10)
Total	$ 45,553	$ (338)	$ —	$ —	$ 45,553	$ (338)

On a quarterly basis, the Corporation performs a comprehensive security-level impairment assessment on all securities in an unrealized loss position to determine if other-than-temporary impairment ("OTTI") exists. An unrealized loss exists when the current fair value of an individual security is less than its amortized cost basis. For debt securities, an OTTI loss must be recognized for a debt security in an unrealized loss position if the Corporation intends to sell the security or it is more likely than not that the Corporation will be required to sell the security before recovery of its amortized cost basis. In this situation, the amount of loss recognized in income is equal to the difference between the fair value and the amortized cost basis of the individual security. If the Corporation does not expect to sell the security, the Corporation must evaluate the expected cash flows to be received to determine if a credit loss has occurred. If a credit loss is present, only the amount of impairment associated with the credit loss is recognized in income. The portion of the unrealized loss relating to other factors, such as liquidity conditions in the market or changes in market interest rates, is recorded in other comprehensive income.

The security-level assessment is performed on each security, regardless of the classification of the security as available for sale or held to maturity. The assessments are based on the nature of the securities, the financial condition of the issuer, the extent and duration of the securities, the extent and duration of the loss and the intent and whether Management intends to sell or it is more likely than not that it will be required to sell a security before recovery of its amortized cost basis, which may be maturity. For those securities for which the assessment shows the Corporation will recover the entire cost basis, Management does not intend to sell these securities and it is not more likely than not that the Corporation will be required to sell them before the anticipated recovery of the amortized cost basis, the gross unrealized losses are recognized in other comprehensive income, net of tax.

Management does not believe that the investment securities that were in an unrealized loss position as of December 31, 2013 represent an other-than-temporary impairment. Total gross unrealized losses were primarily attributable to changes in interest rates, relative to when the investment securities were purchased, and not due to the credit quality of the investment securities. The Corporation does not intend to sell the investment securities that were in an unrealized loss position and it is not more likely than not that the Corporation will be required to sell the investment securities before recovery of their amortized cost bases, which may be at maturity.

(6) Transactions with Related Parties

The Corporation, through its subsidiary Bank, makes loans to its officers, directors and their affiliates. These loans are made on substantially the same terms and conditions as transactions with non-related parties. A comparison of loans outstanding to related parties follows:

	At December 31,	
	2013	**2012**
	(Dollars in thousands)	
Amount at beginning of year	**$ 16,255**	$ 17,214
New loans	**2,399**	1,741
Repayments	**(2,512)**	(2,700)
Changes in directors and officers and /or affiliations, net	**238**	—
Amount at end of year	**$ 16,380**	$ 16,255

The Corporation, through its subsidiary Bank, maintains deposit accounts for officers, directors and their affiliates. These deposits are made on substantially the same terms and conditions as transactions with non-related parties. The balances of deposit accounts for related parties were $10,589 and $6,975, respectively at December 31, 2013 and 2012.

(7) Loans and Allowance for Loan Losses

The allowance for loan losses is maintained by the Corporation at a level considered by Management to be adequate to cover probable credit losses inherent in the loan portfolio. The amount of the provision for loan losses charged to operating expenses is the amount necessary, in the estimation of Management, to maintain the allowance for loan losses at an adequate level. While management's periodic analysis of the allowance for loan losses may dictate portions of the allowance be allocated to specific problem loans, the entire amount is available for any loan charge-offs that may occur. Loan losses are charged off against the allowance when management believes that the full collectability of the loan is unlikely. Recoveries of amounts previously charged-off are credited to the allowance.

The allowance is comprised of a general allowance and a specific allowance for identified problem loans. The general allowance is determined by applying estimated loss factors to the credit exposures from outstanding loans. For residential real estate, installment and other loans, loss factors are applied on a portfolio basis. Loss factors are based on the Corporation's historical loss experience and are reviewed for appropriateness on a quarterly basis, along with other factors affecting the collectability of the loan portfolio. These other factors include but are not limited to; changes in lending policies and procedures, including underwriting standards and collection, charge-off and recovery practices; changes in national and local economic and business conditions, including the condition of various market segments; changes in the nature and volume of the portfolio; changes in the experience, ability, and depth of lending management and staff; changes in the volume and severity of past due and classified loans, the volume of nonaccrual loans, troubled debt restructurings and other loan modifications; the existence and effect of any concentrations of credit, and changes in the level of such concentrations; and the effect of external factors, such as legal and regulatory requirements, on the level of estimated credit losses in the Corporation's current portfolio. Specific allowances are established for all impaired loans when management has determined that, due to identified significant conditions, it is probable that a loss will be incurred.

Activity in the allowance for loan losses by loan segment for 2013, 2012 and 2011 is summarized as follows:

Year Ended December 31, 2013	Commercial Real Estate	Commercial	Residential Real Estate	Home Equity Loans	Indirect	Consumer	Total
	(Dollars in thousands)						
Allowance for loan losses:							
Balance, beginning of year	$ 11,386	$ 835	$ 1,559	$ 2,357	$ 1,230	$ 270	$ 17,637
Losses charged off	(2,325)	(121)	(754)	(1,775)	(678)	(366)	(6,019)
Recoveries	697	8	350	66	335	56	1,512
Provision charged to expense	364	(225)	256	2,836	706	438	4,375
Balance, end of year	$ 10,122	$ 497	$ 1,411	$ 3,484	$ 1,593	$ 398	$ 17,505
Ending allowance balance attributable to loans:							
Individually evaluated for impairment	$ 865	$ 73	$ —	$ —	$ —	$ —	$ 938
Collectively evaluated for impairment	9,257	424	1,411	3,484	1,593	398	16,567
Total ending allowance balance	$ 10,122	$ 497	$ 1,411	$ 3,484	$ 1,593	$ 398	$ 17,505
Loans:							
Individually evaluated for impairment	$ 17,842	$ 472	$ 1,731	$ 1,111	$ 195	$ 160	$ 21,511
Collectively evaluated for impairment	383,749	88,174	64,776	121,965	206,128	15,996	880,788
Total ending loans balance	$ 401,591	$ 88,646	$ 66,507	$ 123,076	$ 206,323	$ 16,156	$ 902,299

Year Ended December 31, 2012	Commercial Real Estate	Commercial	Residential Real Estate	Home Equity Loans	Indirect	Consumer	Total
	(Dollars in thousands)						
Allowance for loan losses:							
Balance, beginning of year	$ 10,714	$ 1,409	$ 1,331	$ 2,289	$ 891	$ 429	$ 17,063
Losses charged off	(3,199)	(213)	(1,430)	(1,372)	(963)	(401)	(7,578)
Recoveries	388	45	96	35	288	58	910
Provision charged to expense	3,483	(406)	1,562	1,405	1,014	184	7,242
Balance, end of year	$ 11,386	$ 835	$ 1,559	$ 2,357	$ 1,230	$ 270	$ 17,637
Ending allowance balance attributable to loans:							
Individually evaluated for impairment	$ 1,449	$ 209	$ 15	$ —	$ —	$ —	$ 1,673
Collectively evaluated for impairment	9,937	626	1,544	2,357	1,230	270	15,964
Total ending allowance balance	$ 11,386	$ 835	$ 1,559	$ 2,357	$ 1,230	$ 270	$ 17,637
Loans:							
Individually evaluated for impairment	$ 23,321	$ 597	$ 1,790	$ 398	$ —	$ 61	$ 26,167
Collectively evaluated for impairment	390,684	68,108	63,193	122,432	199,924	12,040	856,381
Total ending loans balance	$ 414,005	$ 68,705	$ 64,983	$ 122,830	$ 199,924	$ 12,101	$ 882,548

Year Ended December 31, 2011	Commercial Real Estate	Commercial	Residential Real Estate	Home Equity Loans	Indirect	Consumer	Total
	(Dollars in thousands)						
Allowance for loan losses:							
Balance, beginning of year	$ 11,127	$ 1,317	$ 805	$ 1,512	$ 904	$ 471	$ 16,136
Losses charged off	(5,195)	(262)	(1,664)	(1,895)	(695)	(398)	(10,109)
Recoveries	280	42	22	62	209	68	683
Provision charged to expense	4,502	312	2,168	2,610	473	288	10,353
Balance, end of year	$ 10,714	$ 1,409	$ 1,331	$ 2,289	$ 891	$ 429	$ 17,063
Ending allowance balance attributable to loans:							
Individually evaluated for impairment	$ 3,747	$ 148	$ 37	$ —	$ —	$ —	$ 3,932
Collectively evaluated for impairment	6,967	1,261	1,294	2,289	891	429	13,131
Total ending allowance balance	$ 10,714	$ 1,409	$ 1,331	$ 2,289	$ 891	$ 429	$ 17,063
Loans:							
Individually evaluated for impairment	$ 31,746	$ 705	$ 1,141	$ —	$ —	$ —	$ 33,592
Collectively evaluated for impairment	350,106	75,865	63,383	126,958	180,089	13,095	809,496
Total ending loans balance	$ 381,852	$ 76,570	$ 64,524	$ 126,958	$ 180,089	$ 13,095	$ 843,088

Delinquencies

Management monitors delinquency and potential problem loans. Bank-wide delinquency at December 31, 2013 was 1.69% of total loans. Total 30-59 day delinquency and 60-89 day delinquency was 0.26% and 0.19% of total loans at December 31, 2013, respectively. Bank-wide delinquency at December 31, 2012 was 2.89% of total loans. Total 30-59 day delinquency and 60-89 day delinquency was 0.61% and 0.32% of total loans at December 31, 2012, respectively. Information regarding delinquent loans as of December 31, 2013 and December 31, 2012 is as follows:

Age Analysis of Past Due Loans as of December 31, 2013

(Dollars in thousands)	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days	Total Past Due	Current	Total Loans	Recorded Investment > 90 Days and Accruing
Commercial real estate	$ 525	$ 4	$ 7,401	$ 7,930	$ 393,661	$ 401,591	$ —
Commercial	—	18	219	237	88,409	88,646	—
Residential real estate	347	960	2,252	3,559	62,948	66,507	158
Home equity loans	932	707	1,078	2,717	120,359	123,076	43
Indirect	332	30	23	385	205,938	206,323	
Consumer	183	25	191	399	15,757	16,156	—
Total	$ 2,319	$ 1,744	$ 11,164	$ 15,227	$ 887,072	$ 902,299	$ 201

Age Analysis of Past Due Loans as of December 31, 2012

(Dollars in thousands)	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days	Total Past Due	Current	Total Loans	Recorded Investment > 90 Days and Accruing
Commercial real estate	$ 3,681	$ 1,004	$ 12,398	$ 17,083	$ 396,922	$ 414,005	$ —
Commercial	—	—	376	376	68,329	68,705	—
Residential real estate	394	1,094	2,827	4,315	60,668	64,983	184
Home equity loans	630	494	1,510	2,634	120,196	122,830	—
Indirect	645	227	69	941	198,983	199,924	
Consumer	26	40	123	189	11,912	12,101	—
Total	$ 5,376	$ 2,859	$ 17,303	$ 25,538	$ 857,010	$ 882,548	$ 184

Impaired Loans

A loan is considered impaired when it is probable that not all principal and interest amounts will be collected according to the loan contract. Residential mortgage, installment and other consumer loans are evaluated collectively for impairment. Individual commercial loans are evaluated for impairment. Impaired loans are written down by the establishment of a specific allowance where necessary. Interest income recognized on impaired loans while the loan was considered impaired was immaterial for all periods.

Impaired loans for the Period Ended December 31, 2013, 2012 and 2011 are as follows:

	Twelve Months Ended December 31, 2013			
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Balance
	(Dollars in thousands)			
With no related allowance recorded:				
Commercial real estate	$ 15,530	$ 20,438	$ —	$ 16,705
Commercial	214	267	—	186
Residential real estate	1,731	1,940	—	1,832
Home equity loans	1,111	1,623	—	847
Indirect	195	268	—	178
Consumer	160	204	—	111
With allowance recorded:				
Commercial real estate	2,312	2,319	865	4,374
Commercial	258	258	73	346
Residential real estate	—	—	—	—
Home equity loans	—	—	—	—
Indirect	—	—	—	—
Consumer	—	—	—	—
Total	$ 21,511	$ 27,317	$ 938	$ 24,579

	Twelve Months Ended December 31, 2012			
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Balance
	(Dollars in thousands)			
With no related allowance recorded:				
Commercial real estate	$ 15,378	$ 20,086	$ —	$ 9,945
Commercial	138	138	—	207
Residential real estate	1,610	1,686	—	1,187
Home equity loans	398	398	—	100
Indirect	—	—	—	—
Consumer	61	61	—	15
With allowance recorded:				
Commercial real estate	7,942	9,876	1,449	16,571
Commercial	459	459	209	251
Residential real estate	181	1,452	15	106
Home equity loans	—	—	—	—
Indirect	—	—	—	—
Consumer	—	—	—	—
Total	$ 26,167	$ 34,156	$ 1,673	$ 28,382

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Twelve Months Ended December 31, 2011 Average Recorded Balance
	(Dollars in thousands)			
With no related allowance recorded:				
Commercial real estate	$ 12,585	$ 20,138	$ —	$ 14,805
Commercial	386	386	—	419
Residential real estate	1,069	1,897	—	1,470
Home equity loans	—	—	—	—
Indirect	—	—	—	—
Consumer	—	—	—	—
With allowance recorded:				
Commercial real estate	19,161	19,823	3,747	18,130
Commercial	319	794	148	570
Residential real estate	72	72	37	72
Home equity loans	—	—	—	—
Indirect	—	—	—	—
Consumer	—	—	—	—
Total	$ 33,592	$ 43,110	$ 3,932	$ 35,466

*impaired loans shown in the table above included loans that were classified as troubled debt restructurings ("TDRs"). The restructuring of a loan is considered a TDR if both (i) the borrower is experiencing financial difficulties and (ii) the creditor has granted a concession.

Troubled Debt Restructuring

A restructuring of debt constitutes a troubled debt restructuring ("TDR") if the creditor, for economic or legal reasons related to the debtor's financial difficulties, grants a concession to the debtor that it would not otherwise consider. That concession either stems from an agreement between the creditor and the debtor or is imposed by law or a court. The Corporation adheres to *ASC 310-40, Troubled Debt Restructurings by Creditors,* to determine whether a troubled debt restructuring applies in a particular instance. Prior to loans being modified and classified as a TDR, specific reserves are generally assessed, as most these loans have been specifically allocated for as part of the Corporation's normal loan loss provisioning methodology. The Corporation allocated no reserves for the TDR loans at December 31, 2013.

The following table summarizes the loans that were modified as a TDR during the period ended December 31, 2013 and 2012.

At December 31, 2013

	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Commercial real estate	3	$93	$93
Residential real estate	3	$236	$236
Home equity loans	15	$774	$774
Indirect Loans	25	$195	$195
Consumer Loans	3	$34	$34

At December 31, 2012

	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Commercial real estate	7	$5,595	$5,114
Residential real estate	11	$1,167	$1,167
Home equity loans	8	$398	$398
Consumer Loans	1	$61	$61

There were no loans modified in a TDR during 2013 that subsequently defaulted (i.e., 90 days or more past due following a modification).

A modification of a loan constitutes a TDR when a borrower is experiencing financial difficulty and the modification constitutes a concession. The Corporation offers various types of concessions when modifying a loan, however, forgiveness of principal is rarely granted. Commercial loans modified in a TDR often involve temporary interest-only payments, term extensions, and converting revolving credit lines to term loans. Additional collateral, a co-borrower, or a guarantor may be requested. Commercial mortgage and construction loans modified in a TDR often involve reducing the interest rate for the remaining term of the loan, extending the maturity date at an interest rate lower than the current market rate for new debt with similar risk, or substituting or adding a new borrower or guarantor. Construction loans modified in a TDR may also involve extending the interest-only payment period. Land loans are also included in the class of commercial real estate loans. Land loans are typically structured as interest-only monthly payments with a balloon payment due at maturity. Land loans modified in a TDR typically involve extending the balloon payment by one to three years and changing the monthly payments from interest-only to principal and interest, while leaving the interest rate unchanged.

Loans modified in a TDR are typically already on nonaccrual status and partial charge-offs have in some cases already been taken against the outstanding loan balance. As a result, loans modified in a TDR for the Corporation may have the financial effect of increasing the specific allowance associated with the loan. The allowance for impaired loans that have been modified in a TDR is measured based on the estimated fair value of the collateral, less any selling costs, if the loan is collateral dependent or on the present value of expected future cash flows discounted at the loan's effective interest rate. Management exercises significant judgment in developing these estimates.

The regulatory guidance requires loans to be accounted for as collateral-dependent loans when borrowers have filed Chapter 7 bankruptcy, the debt has been discharged and the borrower has not reaffirmed the debt, regardless of the delinquency status of the loan. The filing of bankruptcy by the borrower is evidence of financial difficulty and the discharge of the obligation by the bankruptcy court is deemed to be a concession granted to the borrower.

At December 31, 2013 the Corporation had approximately $628 of additional commitments to lend additional funds to the related debtors whose terms have been modified in a TDR.

Nonaccrual Loans

Nonaccrual loan balances at December 31, 2013 and December 31, 2012 are as follows:

Loans On Non-Accrual Status	December 31, 2013	December 31, 2012
	(Dollars in thousands)	
Commercial real estate	**$ 11,241**	$ 16,349
Commercial	**289**	472
Residential real estate	**5,231**	5,622
Home equity loans	**4,464**	4,293
Indirect	**443**	711
Consumer	**318**	349
Total Nonaccrual Loans	**$ 21,986**	$ 27,796

Credit Risk Grading

Sound credit systems, practices and procedures such as credit risk grading systems; effective credit review and examination processes; effective loan monitoring, problem identification, and resolution processes; and a conservative loss recognition process and charge-off policy are integral to management's proper assessment of the adequacy of the allowance. Many factors are considered when grades are assigned to individual loans such as current and historic delinquency, financial statements of the borrower, current net realizable value of collateral and the general economic environment and specific economic trends affecting the portfolio. Commercial, commercial real estate and residential construction loans are assigned internal credit risk grades. The loan's internal credit risk grade is reviewed on at least an annual basis and more frequently if needed based on specific borrower circumstances. Credit quality indicators used in management's periodic analysis of the adequacy of the allowance include the Corporation's internal credit risk grades which are described below and are included in the table below for December 31, 2013 and December 31, 2012:

- Grades 1 -5: defined as "Pass" credits — loans which are protected by the borrower's current net worth and paying capacity or by the value of the underlying collateral. Pass credits are current or have not displayed a significant past due history.
- Grade 6: defined as "Special Mention" credits — loans where a potential weakness or risk exists, which could cause a more serious problem if not monitored. Loans listed for special mention generally demonstrate a history of repeated delinquencies, which may indicate a deterioration of the repayment abilities of the borrower.
- Grade 7: defined as "Substandard" credits — loans that have a well-defined weakness based on objective evidence and are characterized by the distinct possibility that the Corporation will sustain some loss if the deficiencies are not corrected.
- Grade 8: defined as "Doubtful" credits — loans classified as doubtful have all the weaknesses inherent in a substandard asset. In addition, these weaknesses make collection or liquidation in full highly questionable and improbable.
- Grade 9: defined as "Loss" credits — loans classified as a loss are considered uncollectible, or of such value that continuance as an asset is not warranted.

For the residential real estate segment, the Corporation monitors credit quality using a combination of the delinquency status of the loan and/or the Corporation's internal credit risk grades as indicated above.

The following table presents the recorded investment of commercial real estate, commercial and residential real estate loans by internal credit risk grade and the recorded investment of residential real estate, home equity, indirect and consumer loans based on delinquency status as of December 31, 2013 and December 31, 2012:

Commercial Credit Exposure	Commercial Real Estate	Commercial	Residential Real Estate*	Home Equity Loans	Indirect	Consumer	Total
	December 31, 2013						
	(Dollars in thousands)						
Loans graded by internal credit risk grade:							
Grade 1 — Minimal	$ —	$ 52	$ —	$ —	$ —	$ —	$ 52
Grade 2 — Modest	—	37	—	—	—	—	37
Grade 3 — Better than average	857	—	—	—	—	—	857
Grade 4 — Average	22,580	271	613	—	—	—	23,464
Grade 5 — Acceptable	352,781	84,979	5,589	—	—	—	443,349
Total Pass Credits	376,218	85,339	6,202	—	—	—	467,759
Grade 6 — Special mention	2,146	2,891	35	—	—	—	5,072
Grade 7 — Substandard	23,227	416	625	—	—	—	24,268
Grade 8 — Doubtful	—	—	—	—	—	—	—
Grade 9 — Loss	—	—	—	—	—	—	—
Total loans internally credit risk graded	401,591	88,646	6,862	—	—	—	497,099
Loans not monitored by internal risk grade:							
Current loans not internally risk graded	—	—	56,390	120,359	205,938	15,757	398,444
30-59 days past due loans not internally risk graded	—	—	64	932	332	183	1,511
60-89 days past due loans not internally risk graded	—	—	960	707	30	25	1,722
90+ days past due loans not internally risk graded	—	—	2,231	1,078	23	191	3,523
Total loans not internally credit risk graded	—	—	59,645	123,076	206,323	16,156	405,200
Total loans internally and not internally credit risk graded	$ 401,591	$ 88,646	$ 66,507	$ 123,076	$ 206,323	$ 16,156	$ 902,299

* Residential loans with an internal commercial credit risk grade include loans that are secured by non-owner occupied 1-4 family residential properties and conventional 1-4 family residential properties.

Commercial Credit Exposure	Commercial Real Estate	Commercial	Residential Real Estate*	Home Equity Loans	Indirect	Consumer	Total
	December 31, 2012						
	(Dollars in thousands)						
Loans graded by internal credit risk grade:							
Grade 1 — Minimal	$ —	$ 114	$ —	$ —	$ —	$ —	$ 114
Grade 2 — Modest	—	—	—	—	—	—	—
Grade 3 — Better than average	1,100	6	—	—	—	—	1,106
Grade 4 — Average	30,604	4,547	626	—	—	—	35,777
Grade 5 — Acceptable	342,067	60,023	5,584	—	—	—	407,674
Total Pass Credits	373,771	64,690	6,210	—	—	—	444,671
Grade 6 — Special mention	12,201	3,394	42	—	—	—	15,637
Grade 7 — Substandard	27,268	621	1,468	—	—	—	29,357
Grade 8 — Doubtful	765	—	—	—	—	—	765
Grade 9 — Loss	—	—	—	—	—	—	—
Total loans internally credit risk graded	414,005	68,705	7,720	—	—	—	490,430
Loans not monitored by internal risk grade:							
Current loans not internally risk graded	—	—	54,416	120,196	198,983	11,912	385,507
30-59 days past due loans not internally risk graded	—	—	394	630	645	26	1,695
60-89 days past due loans not internally risk graded	—	—	1,094	494	227	40	1,855
90+ days past due loans not internally risk graded	—	—	1,359	1,510	69	123	3,061
Total loans not internally credit risk graded	—	—	57,263	122,830	199,924	12,101	392,118
Total loans internally and not internally credit risk graded	$ 414,005	$ 68,705	$ 64,983	$ 122,830	$ 199,924	$ 12,101	$ 882,548

* Residential loans with an internal commercial credit risk grade include loans that are secured by non-owner occupied 1-4 family residential properties and conventional 1-4 family residential properties.

The Corporation adheres to underwriting standards consistent with its Loan Policy for indirect and consumer loans. Final approval of a consumer credit depends on the repayment ability of the borrower. Repayment ability generally requires the determination of the borrower's capacity to meet current and proposed debt service requirements. A borrower's repayment ability is monitored based on delinquency, generally for time periods of 30 to 59 days past due, 60 to 89 days past due and greater than 90 days past due. This information is provided in the above past due loans table.

(8) Bank Premises, Equipment and Leases

Bank premises and equipment are summarized as follows:

	At December 31	
	2013	2012
	(Dollars in thousands)	
Land	$ **2,452**	$ 2,452
Buildings	**11,422**	11,373
Equipment	**14,990**	14,706
Purchased software	**4,739**	4,722
Leasehold improvements	**1,088**	1,088
Total cost	$ **34,691**	$ 34,341
Less: accumulated depreciation and amortization	**26,493**	25,620
Net bank premises and equipment	$ **8,198**	$ 8,721

Depreciation of Bank premises and equipment charged to noninterest expense amounted to $845 in 2013, $887 in 2012 and $1,032 in 2011. Amortization of purchased software charged to noninterest expense amounted to $169 in 2013, $260 in 2012 and $196 in 2011.

The Bank is obligated under various non-cancelable operating leases on certain Bank premises and equipment. Minimum future payments under non-cancelable operating leases at December 31, 2013 are as follows:

	Amount
	(Dollars in thousands)
2014	$ 782
2015	724
2016	559
2017	298
2018	254
2019 and thereafter	556
Total	$ 3,173

Rentals paid under leases on Corporation premises and equipment amounted to $1,000 in 2013, $1,040 in 2012 and $977 in 2011.

(9) Deposits

Deposit balances are summarized as follows:

	At December 31,	
	2013	2012
	(Dollars in thousands)	
Demand and other noninterest-bearing	$ **148,961**	$ 139,894
Interest checking	**164,662**	155,248
Savings	**125,582**	119,247
Money market accounts	**103,534**	102,792
Consumer time deposits	**382,137**	386,549
Public time deposits	**120,713**	95,862
Total deposits	$ **1,045,589**	$ 999,592

The aggregate amount of certificates of deposit in denominations of $100,000 or more amounted to $293,330 and $253,464 at December 31, 2013 and 2012, respectively.

The maturity distribution of time deposits as of December 31, 2013 follows:

	December 31, 2013 (Dollars in thousands)
2014	$ 337,867
2015	111,728
2016	37,374
2017	11,937
2018	3,944
Total	$ 502,850

(10) Short-Term Borrowings

The Bank has a line of credit for advances and discounts with the Federal Reserve Bank of Cleveland. The amount of this line of credit varies on a monthly basis. The credit available under the line is equal to 50% of the balances of qualified home equity lines of credit that are pledged as collateral. At December 31, 2013, the Bank had pledged approximately $87,948 in qualifying home equity lines of credit, resulting in an available line of credit of approximately $43,974. No amounts were outstanding under the line of credit at December 31, 2013 or December 31, 2012. The Corporation also has a $6,000 line of credit with an unaffiliated financial institution of which $3,000 was used at a rate of 3.50% as of December 31, 2013.

Short-term borrowings include securities sold under repurchase agreements and Federal funds purchased from correspondent banks. At December 31, 2013 and 2012, the outstanding balance of securities sold under repurchase agreements totaled $1,576 and $1,115, respectively. No Federal funds were purchased as of December 31, 2013 and 2012.

The following table presents the components of federal funds purchased and securities sold under agreements to repurchase and short-term borrowings:

	As of December 31, 2013	2012
Federal funds purchased and securities sold under agreements to repurchase	$ 1,576	$ 1,115
Line of credit with an unaffiliated financial institution	3,000	—
Total short-term borrowings	$ 4,576	$ 1,115

Selected financial statement information pertaining to short-term borrowings is as follows:

Short-term borrowings	As of December 31, 2013	2012
Average balance during the year	$ 1,803	$ 784
Weighted-average annual interest rate during the year	0.10%	0.12%
Maximum month-end balance	$ 4,576	$ 1,408

(11) Federal Home Loan Bank Advances

Federal Home Loan Bank advances amounted to $46,708 and $46,508 at December 31, 2013 and December 31, 2012 respectively. All advances were bullet maturities with no call features. At December 31, 2013, collateral pledged for FHLB advances consisted of qualified multi-family and residential real estate mortgage loans and investment securities of $89,554 and $16,845, respectively. The maximum borrowing capacity of the Bank at December 31, 2013 was $73,819. The Bank maintains a $40,000 cash management line of credit (CMA) with the FHLB. No amounts were outstanding for the CMA line of credit at December 31, 2013 and December 31, 2012.

Maturities of FHLB advances outstanding at December 31, 2013 and 2012 are as follows:

	December 31, 2013	December 31, 2012
	(Dollars in thousands)	
Maturity January 2014 with fixed rate 3.55%	$ 1	$ 15
Maturity January 2015 with fixed rate 0.80%	20,000	20,000
Maturity December 2016 with fixed rate 0.79%	10,000	10,000
Maturities June 2017 through December 2017, with fixed rates ranging from 0.89% to 0.99%	15,000	15,000
Maturity June 2018 fixed rate 1.24%	2,500	2,500
Restructuring prepayment penalty	(793)	(1,007)
Total FHLB advances	$ 46,708	$ 46,508

In 2012, the Corporation prepaid $27,500 of fixed rate FHLB advances with a contractual average interest rate of 2.47% and a remaining maturity of 12 to 31 months. The prepaid FHLB advances were replaced with $27,500 of fixed rate FHLB advances with a contractual average interest rate of 0.88% and terms of 49 to 67 months. In accordance with the restructure, the Corporation was required to pay a prepayment penalty of $1,017 to the FHLB. The present value of the cash flows under the terms of the new FHLB advances (including the prepayment penalties) were not more than 10% different from the present value of the cash flows under the terms of the prepaid FHLB advances and therefore the new advances were not considered to be substantially different from the original advances in accordance with ASC 470-50, Debt – Modifications and Exchanges. As a result, the prepayment penalties have been treated as a discount on the new debt and are being amortized over the life of the new advances as an adjustment to rate. The prepayment penalty effectively increases the interest rate on the new advances over the lives of the new advances at the time of the transaction. The benefit of prepaying these advances was an immediate decrease in interest expense and a decrease in interest rate sensitivity as the maturity of each of the refinanced FHLB advances was extended at a lower rate.

At December 31, 2013, the advances were structured to contractually pay down as follows:

	Balance	Weighted Average Rate
2014	$ 1	—%
2015	20,000	0.80
2016	10,000	0.79
2017	15,000	0.96
2018	2,500	1.24
Thereafter	—	—
Total	$ 47,501	0.87%
Restructuring prepayment penalty	(793)	
Total	$ 46,708	

(12) Trust Preferred Securities

In May 2007, LNB Trust I ("Trust I") and LNB Trust II ("Trust II") each sold $10.0 million of preferred securities to outside investors and invested the proceeds in junior subordinated debentures issued by the Corporation. The Corporation's obligations under the transaction documents, taken together, have the effect of providing a full guarantee by the Corporation, on a subordinated basis, of the payment obligation of the Trusts.

The subordinated notes mature in 2037. Trust I bears a floating interest rate (current three-month LIBOR plus 148 basis points). Trust II bears a fixed rate of 6.64% through June 15, 2017, and then becomes a floating interest rate (current three-month LIBOR plus 148 basis points). Interest on the notes is payable quarterly. The interest rates in effect as of the last determination date in 2012 were 1.72% and 6.64% for Trust I and Trust II, respectively. At December 31, 2013 and December 31, 2012, accrued interest payable for Trust I was $6 and $5 and for Trust II was $22 and $21, respectively.

The subordinated notes are redeemable in whole or in part, without penalty, at the Corporation's option on or after June 15, 2012 and mature on June 15, 2037. The notes are junior in right of payment to the prior payment in full of all senior indebtedness of the Corporation, whether outstanding at the date of the indenture governing the notes or thereafter incurred.

(13) Income Taxes

The provision for income taxes consists of the following:

	Year Ended December 31,		
	2013	2012	2011
	(Dollars in thousands)		
Income Taxes:			
Federal current expense	$ 1,070	$ 1,562	$ 1,199
Federal deferred expense (benefit)	**856**	372	(43)
Total Income Tax expense	$ 1,926	$ 1,934	$ 1,156

The following presents a reconciliation of income taxes as shown on the Consolidated Statements of Income with that which would be computed by applying the statutory Federal tax rate of 34% to income (loss) before taxes in 2013, 2012 and 2011.

	Year Ended December 31,		
	2013	2012	2011
	(Dollars in thousands)		
Computed "expected" tax expense	**$ 2,750**	$ 2,734	$ 2,094
Increase (reduction) in income taxes resulting from:			
Tax exempt interest on obligations of state and political subdivisions	**(483)**	(451)	(404)
Tax exempt interest on bank owned life insurance	**(212)**	(210)	(203)
New markets tax credit	**(59)**	(208)	(270)
Other, net	**(70)**	69	(61)
Total Income Tax Expense	**$ 1,926**	$ 1,934	$ 1,156

Management monitors changes in tax statutes and regulations and the issuance of judicial decisions to determine the potential impact to uncertain income tax positions. During 2013 and 2012 there were no material uncertain income tax positions. At December 31, 2013 and December 31, 2012, the Corporation had no unrecognized tax benefits recorded. The Corporation does not expect the amount of unrecognized tax benefits to significantly change within the next twelve months. During 2013, 2012 and 2011 there were no material uncertain income tax positions.

Net deferred Federal tax assets are included in other assets on the consolidated Balance Sheets. Management believes that it is more likely than not that the deferred Federal tax assets will be realized. At December 31, 2013 and 2012 there was no valuation allowance required. The tax effects of temporary differences that give rise to significant portions of the deferred Federal tax assets and deferred Federal tax liabilities are presented below.

	At December 31	
	2013	2012
	(Dollars in thousands)	
Deferred Federal tax assets:		
Allowance for loan losses	$ **5,952**	$ 5,996
Deferred compensation	**729**	420
Minimum pension liability	**668**	1,059
Equity based compensation	**225**	228
Accrued loan fees and costs	**295**	314
New Market Tax Credit and AMT Credit Carryforward	**—**	335
Non-accrual loan interest	**884**	1,126
Mark-to-market adjustments	**1**	75
Net unrealized loss on securities available for sale	**2,005**	—
Other deferred tax assets	**251**	179
Total deferred Federal tax assets	**11,010**	9,732
Deferred Federal tax liabilities:		
Net unrealized gain on securities available for sale	**—**	(1,698)
FHLB stock dividends	**(254)**	(255)
Intangible asset amortization	**(1,079)**	(1,118)
Accretion	**(250)**	(238)
Deferred charges	**(213)**	(182)
FHLB restructure	**(270)**	(342)
Prepaid pension	**(901)**	(969)
Other deferred tax liabilities	**(540)**	(274)
Total deferred Federal tax liabilities	**(3,507)**	(5,076)
Net deferred Federal tax assets	$ **7,503**	$ 4,656

The Corporation's income tax returns are subject to review and examination by federal and state taxing authorities. The Corporation is no longer subject to examination by the federal taxing authority for years prior to 2011. Tax years 2011 and later remain open to examination by the federal taxing authority.

(14) Shareholders' Equity

Preferred Stock

The Corporation is authorized to issue up to 1,000,000 shares of Voting Preferred Stock, no par value. The Board of Directors of the Corporation is authorized to provide for the issuance of one or more series of Voting Preferred Stock and establish the dividend rate, dividend dates, whether dividends are cumulative, liquidation prices, redemption rights and prices, sinking fund requirements, conversion rights, and restrictions on the issuance of any series of Voting Preferred Stock. The Voting Preferred Stock may rank prior to the common stock in dividends, liquidation preferences, or both. The Corporation has authorized 150,000 Series A Voting Preferred Shares, none of which have been issued. As of December 31, 2013 and 2012, 7,689 and 18,880 shares of the Corporation's Series B Preferred Stock were issued and outstanding.

On December 12, 2008, the Corporation issued 25,223 shares of its Fixed Rate Cumulative Perpetual Preferred Stock, Series B, $1,000 per share liquidation preference ("Series B Preferred Stock") to the U.S. Department of the Treasury (the "Treasury")in the TARP Capital Purchase Program for a purchase price of approximately $25,223. Holders of the shares of Series B Preferred Stock are entitled to receive if, as and when declared by our Board of Directors or duly authorized committee of the Board, out of assets legally available for payment, cumulative cash dividends at a rate per annum of 5% per share on liquidation preference of $1,000 per share of Series B Preferred Stock with respect to each dividend period. From and after February 15, 2014, holders of Series B Preferred Stock are entitled to receive cumulative cash dividends at a rate per annum of 9% per share on a liquidation preference of $1,000 per Series B Preferred Stock. In connection with that issuance, the Corporation also issued a warrant to the Treasury to purchase 561,343 common shares of the Corporation at an exercise price of $6.74 per share (the "Warrant").

Dividends are payable quarterly in arrears on each February 15th, May 15th, August 15th and November 15th on shares of Series B Preferred Stock. Dividends payable during any dividend period are computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends payable with respect to the Series B Preferred Stock are payable to holders of record of shares of Series B Preferred Stock on the date that is 15 calendar days immediately preceding the applicable dividend payment date or such other record date as the board of directors or any duly authorized committee of the board determines, so long as such record date is not more than 60 nor less than 10 days prior to the applicable dividend payment date.

As part of the Treasury's strategy for winding down its remaining investment in the Troubled Asset Relief Program (TARP), particularly in community banks, the Treasury conducted various public auctions of TARP preferred stock in 2012. On June 19, 2012 the Treasury completed the offer and sale of all 25,223 shares of the Corporation's Series B Preferred Stock. The underwriters in the offering purchased the Series B Preferred Stock from the U.S. Department of Treasury at a price of $856.13 per share. The shares were subsequently sold to the public through a modified Dutch auction at an initial public offering price of $869.17 per share. The Corporation did not receive any of the proceeds from the offering.

During the third quarter 2012, the Corporation entered into a Warrant Repurchase Agreement to purchase the Warrant issued. The Warrant was immediately exercisable for 561,343 shares of the Corporation's common shares at an exercise price of $6.74 per common share. The Warrant was transferrable and could be exercised at any time on or before July 2, 2012. The Corporation negotiated a repurchase of Warrants at a mutually agreed upon price of $1.53 per share, or $860 with the Treasury. The repurchase of the Warrant occurred in July 2012 and reduced equity by the amount of the purchase price. Following settlement of the Warrant repurchase, the Treasury had no remaining investment in the Corporation.

In the fourth quarter of 2012, the Corporation completed the repurchase of $6,343 in face liquidation amount, or approximately 25% of the outstanding shares, of its Series B Preferred Stock in exchange for cash at a price representing a discount to par value. The transaction was funded by cash from accumulated earnings and excess capital. As a result of the discount on the purchase price, the Corporation recognized an increase to retained earnings of $163. As of December 31, 2012, 18,880 shares of the Corporation's Series B Preferred Stock remained issued and outstanding.

On March 15, 2013, the Corporation completed the exchange (the "Exchange") of newly issued Common Shares, $1.00 par value per share, of the Company ("Common Shares") for shares of the Company's Fixed Rate Cumulative Perpetual Preferred Stock, Series B, $1,000 per share liquidation preference ("Series B Preferred Stock") with certain institutional and private investors (the "Sellers"). In the Exchange, the Corporation issued an aggregate of 1,359,348 Common Shares at a price of $7.16 per share to the Sellers in exchange for an aggregate of 9,733 shares of Series B Preferred Stock at a price of 100% of the per share liquidation preference, or $1,000 per share. The Corporation also delivered cash to the Sellers in lieu of fractional Common Shares and cash in an amount equal to the accrued and unpaid dividends due on the shares of Series B Preferred Stock. Following the completion of the Exchange, an aggregate of 9,147 shares of the Series B Preferred Stock remained outstanding.

On December 12, 2013, the Corporation entered into a common shares purchase agreement (the "Purchase Agreement") with certain investors party thereto (the "Investors"), which included certain third-party investors and certain directors of the Corporation. The transactions were approved by the Board of Directors of the Corporation, by a majority of the disinterested directors of the Corporation and by the Corporation's Audit and Finance Committee. Pursuant to the Purchase Agreement, the Corporation sold to the Investors an aggregate of 367,321 Common Shares at a purchase price of $9.9087 per share (except that Investors who are directors of the Corporation or are related thereto paid $10.30 per share), for an aggregate purchase price of $3.68 million. The Purchase Agreement, among other things, provided the Investors with certain registration rights, pursuant to which the Corporation filed a Registration Statement on Form S-3 with the SEC, which was declared effective on January 16, 2014.

Following the completion of the issuance and sale of Common Shares pursuant to the Purchase Agreement, on December 17, 2013, the Corporation issued a notice of redemption of all 9,147 remaining shares of Series B Preferred Stock, to be funded with the proceeds of the sale of Common Shares along with cash from $3,000,000 in borrowings under the Corporation's line of credit with an unaffiliated financial institution and from the Corporation's accumulated earnings and excess capital. On January 17, 2014, the Corporation completed the retirement of the remaining shares of Series B Preferred Stock for an aggregate price of $9,147,000, the face liquidation amount of the shares, plus approximately $74,000 of accrued but unpaid dividends. The Corporation repurchased 1,458 of such shares in a private transaction in December 2013 and redeemed the remaining 7,689 shares of Series B Preferred Stock on the January 17, 2014 redemption date. Additional information regarding the redemption of Series B Preferred Stock is included in Note 24 (Subsequent Events) in the notes to the consolidated financial statements.

Common Stock

The Corporation is authorized to issue up to 15,000,000 common shares. Common shares issued were 10,001,717 at December 31, 2013 and 8,272,548 at December 31, 2012. Common shares outstanding were 9,673,523 and 7,944,354 at December 31, 2013 and December 31, 2012, respectively.

Common Shares Repurchase Plan and Treasury Shares

On July 28, 2005, the Board of Directors authorized the repurchase of up to 5% of the outstanding common shares of the Corporation, or approximately 332,000 shares. The repurchased shares are expected to be used primarily for qualified employee benefit plans, incentive stock option plans, stock dividends and other corporate purposes. At December 31, 2013 and December 31, 2012, the Corporation held 328,194 common shares as treasury shares under this plan at a total cost of $6,092.

Shareholder Rights Plan

On October 25, 2010, the Board of Directors of the Corporation adopted a Shareholder Rights Plan which replaced the Corporation's original rights plan adopted October 24, 2000 which expired in October 2010. The rights plan is intended to discourage a potential acquirer from exceeding a prescribed ownership level in the Corporation, without prior approval of the Board of Directors. If the prescribed level is exceeded, the rights become exercisable and, following a limited period for the Board of Directors to redeem the rights, allow shareholders, other than the potential acquirer that triggered the exercise of the rights, to purchase Preferred Share Units of the Corporation having characteristics comparable to the Corporation's common shares, at 50% of market value. This would dilute the potential acquirer's ownership level and voting power, potentially making an acquisition of the Corporation without prior Board approval prohibitively expensive.

The Shareholder Rights Plan provided for the distribution of one Preferred Share Purchase Right as a dividend on each outstanding Common Share of the Corporation held as of the close of business on November 5, 2010. One Preferred Share Purchase Right will also be distributed for each common share issued after November 5, 2010. Each right entitles the registered holder to purchase from the Corporation units of a new series of Voting Preferred Shares, no par value, at 50% of market value, if a person or group acquires 10% or more of the Corporation's Common Shares. Each Unit of the new Preferred Shares has terms intended to make it the economic equivalent of one Common share.

LNBB Direct Stock Purchase and Dividend Reinvestment Plan

The Board of Directors adopted the LNBB Direct Stock Purchase and Dividend Reinvestment Plan (the Plan) effective June 2001, replacing the former LNB Bancorp, Inc. Dividend Reinvestment Plan. The Plan authorized the sale of 500,000 shares of the Corporation's common shares to shareholders who choose to invest all or a portion of their cash dividends plus additional cash payments for the Corporation's common stock. The Corporation did not issue shares pursuant to the Plan in 2013 and 9,936 shares were purchased in the open market at the market price on the date of purchase. Similarly, the Corporation did not issue shares pursuant to the Plan in 2011 while 13,795 shares were purchased in the open market at the market price on the date of purchase.

Dividend Restrictions

Dividends paid by the Bank are the primary source of funds available to the Corporation for payment of dividends to shareholders and for other working capital needs. The payment of dividends by the Bank to the Corporation is subject to restrictions by the Office of the Comptroller of Currency (OCC). These restrictions generally limit dividends to the current and prior two years' retained earnings. In addition to these restrictions, as a practical matter, dividend payments cannot reduce regulatory capital levels below the Corporation's regulatory capital requirements and minimum regulatory guidelines. Dividends declared and paid in 2013 were approved by the OCC prior to declaration and payment. Future dividend payments or debt issuance by the Corporation will be based on future earnings and the approval of the OCC.

The Corporation is subject to various regulatory policies and requirements relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums. The Board of Governors of the Federal Reserve System, or the Federal Reserve Board, is authorized to determine, under certain circumstances relating to the financial condition of a bank holding company, such as us, that the payment of dividends would be an unsafe or unsound practice and to prohibit payment thereof. In addition, the Corporation is subject to Ohio state laws relating to the payment of dividends.

(15) Regulatory Capital

The Corporation and the Bank are subject to risk-based capital guidelines issued by the Board of Governors of the Federal Reserve Board and the Office of Comptroller of Currency. These guidelines are used to evaluate capital adequacy and include required minimums as discussed below. The Corporation and the Bank are subject to the FDIC Improvement Act. The

FDIC Improvement Act established five capital categories ranging from "well capitalized" to "critically undercapitalized." These five capital categories are used by the Federal Deposit Insurance Corporation to determine prompt corrective action and an institution's semi-annual FDIC deposit insurance premium assessments.

Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings, and other factors and the regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the consolidated financial statements.

The prompt corrective action regulations provide for five categories which in declining order are: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically under-capitalized." To be considered "well capitalized", an institution must generally have a leverage capital ratio of at least five percent, a Tier I risk-based capital ratio of at least six percent, and a total risk-based capital ratio of at least ten percent.

At December 31, 2013 and 2012, the capital ratios for the Corporation and the Bank exceeded the ratios required to be "well capitalized." The "well capitalized" status affords the Bank the ability to operate with the greatest flexibility under current laws and regulations. The Comptroller of the Currency's most recent notification categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. Management believes that there are no conditions or events that have arisen since that notification that have changed the Bank's category. Analysis of the Corporation's and the Bank's Regulatory Capital and Regulatory Capital Requirements follows:

	December 31, 2013		December 31, 2012	
	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)			
Total capital (risk weighted)				
Consolidated	$ 112,795	12.89%	$ 114,425	12.47%
Bank	116,064	12.19	112,150	12.23
Tier 1 capital (risk weighted)				
Consolidated	110,815	11.63	102,877	11.21
Bank	104,090	10.93	100,608	10.97
Tier 1 capital (average assets)				
Consolidated	110,815	9.22	102,877	8.79
Bank	104,090	8.66	100,608	8.60
Well Capitalized:				
Total capital (risk weighted)				
Consolidated	$ 95,290	10.00%	$ 91,779	10.00%
Bank	95,236	10.00	91,727	10.00
Tier 1 capital (risk weighted)				
Consolidated	57,174	6.00	55,067	6.00
Bank	57,142	6.00	55,036	6.00
Tier 1 capital (average assets)				
Consolidated	60,108	5.00	58,525	5.00
Bank	60,068	5.00	58,462	5.00
Minimum Required:				
Total capital (risk weighted)				
Consolidated	$ 76,232	8.00%	$ 73,423	8.00%
Bank	76,189	8.00	73,382	8.00
Tier 1 capital (risk weighted)				
Consolidated	38,116	4.00	36,712	4.00
Bank	38,094	4.00	36,691	4.00
Tier 1 capital (average assets)				
Consolidated	48,086	4.00	46,820	4.00
Bank	48,054	4.00	46,769	4.00

(16) Parent Company Financial Information

LNB Bancorp, Inc.'s (parent company only) condensed balance sheets as of December 31, 2013 and 2012, and the condensed statements of income and cash flows for the years ended December 31, 2013, 2012 and 2011 are as follows:

Condensed Balance Sheets	Year ended December 31, 2013	2012
	(Dollars in thousands)	
Assets:		
Cash	$ 9,320	$ 2,001
Investment in The Lorain National Bank	120,969	124,113
Other assets	531	505
Total Assets	$ 130,820	$ 126,619
Liabilities and Shareholders' Equity		
Junior subordinated debentures	$ 16,238	$ 16,238
Short Term borrowing	3,000	—
Other liabilities	126	237
Shareholders' equity	111,456	110,144
Total Liabilities and Shareholders' Equity	$ 130,820	$ 126,619

Condensed Statements of Income	Year ended December 31, 2013	2012	2011
	(Dollars in thousands)		
Income			
Interest income	$ —	$ —	$ 160
Cash dividend from The Lorain National Bank	3,875	7,650	—
Other income	20	21	21
Total Income	3,895	7,671	181
Expenses			
Interest expense	689	699	687
Other expenses	843	752	357
Total Expense	1,532	1,451	1,044
Income (loss) before income taxes and equity in undistributed net income of subsidiary	2,363	6,220	(863)
Income tax benefit	(514)	(486)	(304)
Equity in undistributed net income of subsidiary	3,284	(599)	5,562
Net Income	$ 6,161	$ 6,107	$ 5,003

Condensed Statements of Cash Flows	Year ended December 31, 2013	2012	2011
	(Dollars in thousands)		
Net Income	$ **6,161**	$ 6,107	$ 5,003
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed net (income) loss of subsidiary	**(3,284)**	599	(5,562)
Share-based compensation expense	**271**	311	189
Net change in other assets and liabilities	**(61)**	883	(25)
Net cash provided by (used in) operating activities	**3,087**	7,900	(395)
Cash Flows from Investing Activities:			
Payments from The Lorain National Bank for subordinated debt instrument	—	—	4,000
Net cash provided by investing activities	—	—	4,000
Cash Flows from Financing Activities:			
Net change in purchased funds and other borrowings	**3,000**	—	—
Repurchase common stock Warrant	—	(860)	—
Net proceeds from issuance of common stock	**3,644**	—	—
Redemption of Fixed-Rate Cumulative Perpetual Preferred stock	**(1,467)**	(6,159)	—
Dividends paid	**(945)**	(1,568)	(1,576)
Net cash used in financing activities	**4,232**	(8,587)	(1,576)
Net increase (decrease) in cash equivalents	**7,319**	(687)	2,029
Cash and cash equivalents at beginning of year	**2,001**	2,688	659
Cash and cash equivalents at end of year	$ **9,320**	$ 2,001	$ 2,688

(17) Retirement Pension Plans

The Corporation's non-contributory defined benefit pension plan (the Plan) covers a portion of its employees. In general, benefits are based on years of service and the employee's level of compensation. The Corporation's funding policy is to contribute annually an actuarially determined amount to cover current service cost plus amortization of prior service costs. Effective December 31, 2002, the benefits under the Pension Plan were frozen and no additional benefits have been accrued under the Pension Plan after December 31, 2002.

The net periodic pension costs charged to expense amounted to $198 in 2013, $16 in 2012 and $11 in 2011. The following table sets forth the defined benefit pension plan's Change in Projected Benefit Obligation, Change in Plan Assets and Funded Status, including the Prepaid Asset or Accrued Liability for the years ended December 31, 2013, 2012, and 2011.

	Year ended December 31,		
	2013	2012	2011
	(Dollars in thousands)		
Change in projected benefit obligation			
Projected benefit obligation at the beginning of the year	$ **(5,944)**	$ (5,641)	$ (5,610)
Interest Cost	**(232)**	(254)	(322)
Actuarial gain (loss)	**279**	(359)	(312)
Benefits paid	**846**	310	603
Projected benefit obligation at the end of the year	$ **(5,051)**	$ (5,944)	$ (5,641)
Change in plan assets			
Fair value of plan assets at beginning of year	$ **5,678**	$ 5,251	$ 5,756
Actual gain on plan assets	**904**	237	98
Employer contributions	—	500	—
Benefits paid	**(846)**	(310)	(603)
Fair value of plan assets at end of year	$ **5,736**	$ 5,678	$ 5,251
Funded status (included in accrued liabilities or prepaid assets)	$ **685**	$ (265)	$ (390)
Unrecognized actuarial loss in accumulated other comprehensive income	$ **1,964**	$ 3,114	$ 2,754

Amounts recognized in the consolidated statements of income consist of:

	Year ended December 31,		
	2013	2012	2011
	(Dollars in thousands)		
Net Periodic Pension Cost			
Interest cost on projected benefit obligation	$ **232**	$ 254	$ 322
Expected return on plan benefits	**(414)**	(383)	(442)
Amortization of loss	**227**	145	131
Net Periodic Pension Cost	$ **45**	$ 16	$ 11
Settlements	**153**	—	—
Total Benefit Cost	$ **198**	$ 16	$ 11

Pension liability adjustments recognized in other comprehensive income include:

	Year ended December 31,		
	2013	2012	2011
	(Dollars in thousands)		
Amortization of unrecognized actuarial loss	$ **227**	$ 145	$ 131
Current deferral of gains	**(1,377)**	214	393
Pension liability adjustments recognized in comprehensive income	**(1,150)**	359	524
Tax effect	**391**	(122)	(178)
Net pension liability adjustments	$ **(759)**	$ 237	$ 346

Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31, 2013, 2012 and 2011:

	2013	2012	2011
Weighted average discount rate	**4.00%**	4.50%	5.75%
Expected long-term rate of return on plan assets	**7.50%**	7.50%	7.50%
Assumed rate of future compensation increases	**—%**	—%	—%

The actuarial assumptions used in the pension plan valuation are reviewed annually. The plan reviews Moody's Aaa and Aa corporate bond yields as of each plan year-end to determine the appropriate discount rate to calculate the year-end benefit plan obligation and the following year's net periodic pension cost.

Plan Assets

The Bank's Retirement Pension Plan's weighted-average assets allocations at December 31, 2013, 2012 and 2011 by asset category are as follows:

	Plan Assets at December 31,		
	2013	2012	2011
Asset Category:			
Equity securities	**73.5%**	70.1%	63.5%
Debt securities	**25.0%**	27.6%	34.9%
Cash and cash equivalents	**1.5%**	2.3%	1.6%
Total	**100.0%**	100.0%	100.0%
LNB Bancorp, Inc. common stock to total plan assets	**—%**	—%	—%

The allocation of assets in the Bank's Retirement Pension Plan is an important determinant of their investment performance. In general, the investment strategy for 2014 will concentrate on allocating funds traditionally with a 60% equity security position and a 40% debt security position. This strategy will be employed in order to position more assets to benefit from the anticipated increase in the equities market in the future.

The following estimated future benefit payments, which reflect no expected future service as the plan is frozen, are expected to be paid as follows:

	Amount
	(Dollars in thousands)
2014	$ 318
2015	306
2016	296
2017	281
2018	271
2019 and thereafter	1,228

SUPPLEMENTAL EXECUTIVE RETIREMENT PLANS

In 2013, the Corporation established a supplemental retirement plan ("SERP") for the Chief Executive Officer. The Corporation has established and funded a Rabbi Trust to accumulate funds in order to satisfy the contractual liability of these supplemental retirement plan benefits. These agreements provide for the Corporation to pay all benefits from its general assets, and the establishment of these trust funds does not reduce nor otherwise affect the Corporation's continuing liability to pay benefits from such assets except that the Corporation's liability shall be offset by actual benefit payments made from the trusts. The SERP is an unfunded benefit plan. The Corporation does not expect to make benefit payments or contributions in the next fiscal years. SERP expense was $712 in 2013.

The Corporation has not determined if any contributions will be made to the SERP in 2014; however, actual contributions are made at the discretion of the Corporation's Board of Directors.

(18) Share-Based Compensation

A broad-based stock incentive plan, the 2006 Stock Incentive Plan (the "2006 Plan"), was adopted by the Corporation's shareholders on April 18, 2006 and was amended and restated May 2, 2012. Awards granted under the 2006 Plan as of December 31, 2013 were stock options granted in 2007, 2008 and 2009 and long-term restricted shares issued in 2010, 2011, and 2012. In addition, the Corporation has nonqualified stock option agreements outside of the 2006 Plan. Grants under the nonqualified stock option agreements were made from 2005 to 2007.

As of December 31, 2013 and 2012, there was $480 and $377, respectively, of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the 2006 Plan. That cost is expected to be recognized over a weighted-average period of 0.8 years as of December 31, 2013. The total fair value of shares vested during the year ended December 31, 2013 and 2012 was $305 and $192, respectively.

Stock Options

During 2013, the Corporation granted 137,363 stock options to certain employees. All outstanding stock options were granted at an exercise price equal to the fair market value of the common stock on the date of grant. The maximum option term is ten years and the options generally vest over three years as follows: one-third after one year from the grant date, two-thirds after two years and completely after three years.

The Corporation recognizes compensation expense for awards with graded vesting schedule on a straight-line basis over the requisite service period for the entire award. The expense recorded for stock options was $60, $14 and $1 for the years ended December 31, 2013, 2012 and 2011, respectively. The maximum option term is ten years and the options generally vest over three years as follows: one-third after one year from the grant date, two-thirds after two years and completely after three years.

The fair value of options granted was determined using the following weighted-average assumptions as of grant date.

	December 31, 2013	December 31, 2012
Dividend Yield	2.71%	3.38%
Expected volatility	35.58%	33.00%
Risk-free interest rate	1.37%	1.27%

The weighted-average fair value of options granted in 2013 was $2.48.

Options outstanding at December 31, 2013 were as follows:

	Outstanding		Exercisable	
	Number	Weighted Average Remaining Contractual Life (Years)	Number	Weighted Average Exercise Price
Range of Exercise Prices				
$5.34-$5.39	37,500	7.91	14,167	$ 5.38
$9.07-$9.56	128,196	9.41	—	$ —
$14.47	79,500	4.10	79,500	14.47
$16.00-$16.50	32,500	2.96	32,500	16.04
$19.10	30,000	2.09	30,000	19.10
$19.17	30,000	1.09	30,000	19.17
Outstanding at end of period	337,696	5.98	186,167	$ 15.56

A summary of the status of stock options at December 31, 2013 and December 31, 2012 and changes during the year then ended is presented in the table below:

	2013		2012	
	Options	Weighted Average Exercise Price per Share	Options	Weighted Average Exercise Price per Share
Outstanding at beginning of period	232,000	14.50	197,000	16.12
Granted	137,363	9.18	35,000	5.39
Forfeited or expired	(31,667)	13.46	—	—
Exercised	—	—	—	—
Stock dividend or split	—	—	—	—
Outstanding at end of period	337,696	12.43	232,000	14.50
Exercisable at end of period	186,167	15.56	197,000	16.12

There were no options exercised during the year ended December 31, 2013 therefore the total intrinsic value of options exercised was $0. The total intrinsic value of all options outstanding for the year ended December 31, 2013 was $283.

Restricted Shares

In 2013, the Corporation issued 10,000 shares of long-term restricted stock, and 7,500 shares of long-term restricted stock were forfeited due to employee terminations. The market price of the Corporation's common shares on the date of grant of the long-term restricted stock was $9.48 per share. In 2012, the Corporation issued 62,105 shares of long-term restricted stock. The market price of the Corporation's common shares on the date of grant of the long-term restricted stock was $5.39 per share. In 2011, the Corporation issued 40,000 shares of long-term restricted stock, 2,500 of which were forfeited by the recipients due to employee terminations. The market price of the Corporation's common shares on the date of grant of the long-term restricted shares was $5.28 per share. Shares of long-term restricted stock generally vest in two equal installments on the second and third anniversaries of the date of grant, or upon the earlier death or disability of the recipient or a qualified change of control of the Corporation. The expense recorded for long-term restricted stock for December 31, 2013, 2012 and 2011 was $201, $296, and $188, respectively.

The market price of the Corporation's common shares at the date of grant is used to estimate the fair value of restricted stock awards. A summary of the status of restricted shares at December 31, 2013 is presented in the table below:

	Nonvested Shares	Weighted Average Grant Date Fair Value
Nonvested at January 1, 2013	**143,031**	**$ 5.07**
Granted	**10,000**	**9.48**
Vested	**(62,176)**	**4.68**
Forfeited or expired	**(7,500)**	**5.35**
Nonvested at December 31, 2013	**83,355**	**5.86**

Stock Appreciation Rights ("SARS")

In 2006, the Corporation issued an aggregate of 30,000 SARS at $19.00 per share, 15,500 of which have expired due to employee terminations. The SARS vest over three years as follows: one-third after one year from the grant date, two-thirds after two years and completely after three years. Any unexercised portion of the SARS shall expire at the end of the stated term which is specified at the date of grant and shall not exceed ten years. The SARS issued in 2006 will expire in January 2016. The expense recorded for SARS for the years ended December 31, 2013, was $10, $4 for 2012 and $0 for 2011.

(19) Benefit Plans

The Bank adopted The Lorain National Bank 401(k) Plan (the 401(k) Plan) effective January 1, 2001. The 401(k)Plan allows for the purchase of up to 80,000 shares of LNB Bancorp, Inc. treasury shares. No shares were purchased out of Treasury during 2013, 2012 or 2011.

Under provisions of the 401(k) Plan, a participant can contribute a percentage of their compensation to the 401(k) Plan. For plan years prior to January 1, 2008, the Bank made a non-discretionary 50% contribution to match each employee's contribution, limited to the first six percent of an employee's wage. Effective January 1, 2008, the Plan changed to a safe-harbor status with a 3% non-elective contribution for all employees. Effective January 1, 2001, the 401(k) Plan permits the investment of plan assets, contributed by employees as well as the Corporation, among different funds.

The Bank's matching contributions are expensed in the year in which the associated participant contributions are made and totaled $467, $410, and $395, in 2013, 2012 and 2011, respectively.

(20) Financial Instruments with Off Balance Sheet Risk and Contingencies

In the normal course of business, the Bank enters into commitments with off-balance sheet risk to meet the financing needs of its customers. These instruments are currently limited to commitments to extend credit and standby letters of credit. Commitments to extend credit involve elements of credit risk and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The Bank's exposure to credit loss in the event of nonperformance by the other party to the commitment is represented by the contractual amount of the commitment. The Bank uses the same credit policies in making commitments as it does for on-balance sheet instruments. Interest rate risk on commitments to extend credit results from the possibility that interest rates may have moved unfavorably from the position of the Bank since the time the commitment was made.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates of 30 to 120 days or other termination clauses and may require payment of a fee. Since some of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained by the Bank upon extension of credit is based on management's credit evaluation of the applicant. Collateral held is generally single-family residential real estate and commercial real estate. Substantially all of the obligations to extend credit are variable rate. Standby letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party. Standby letters of credit generally are contingent upon the failure of the customer to perform according to the terms of the underlying contract with the third party.

A summary of the contractual amount of commitments at December 31, 2013 and 2012 follows:

	December 31, 2013	December 31, 2012
	(Dollars in thousands)	
Commitments to extend credit	$ **84,283**	$ 74,206
Home equity lines of credit	**89,331**	81,041
Standby letters of credit	**8,448**	8,685
Total	$ **182,062**	$ 163,932

The nature of the Corporation's business may result in litigation. Management, after reviewing with counsel all actions and proceedings pending against or involving LNB Bancorp, Inc. and subsidiaries, considers that the aggregate liability or loss, if any, resulting from them will not be material to the Corporation's financial position, results of operation or liquidity.

Interest Rate Swaps

In 2013 the Corporation implemented an interest rate program for commercial loan customers. The interest rate program, provides the customer with a fixed rate loan while creating a variable rate asset for the Corporation through the customer entering into an interest rate swap with the Corporation on terms that match the loan. The Corporation offsets its risk exposure by entering into an offsetting interest rate swap with an unaffiliated institution. These interest rate swaps do not qualify as designated hedges, therefore, each swap is accounted for as a standalone derivative. The Corporation had interest rate swaps associated with commercial loans with a notional value of $11,646 and fair value of $222 at December 31, 2013. These interest swaps did not have material impact on the Corporation's results of operation or financial condition.

(21) Estimated Fair Value of Financial Instruments

The Corporation discloses estimated fair values for its financial instruments. Fair value estimates, methods and assumptions are set forth below for the Corporation's financial instruments. The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

- The carrying value of cash and due from banks, Federal funds sold, short-term investments, interest bearing deposits in other banks and accrued interest receivable and other financial assets is a reasonable estimate of fair value due to the short-term nature of the asset.
- The fair value of investment securities is based on the fair value hierarchy described below.
- For variable rate loans with interest rates that may be adjusted on a quarterly, or more frequent basis, the carrying amount is a reasonable estimate of fair value. The fair value of other types of loans is estimated by discounting future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.
- The carrying value approximates the fair value for bank owned life insurance.
- The fair value of deposits with no stated maturity, such as noninterest-bearing demand deposits, savings, money market, checking and interest-bearing checking, is equal to the amount payable on demand as of December 31, for each year presented. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities. For variable rate certificates of deposit, the carrying amount is a reasonable estimate of fair value.

- Securities sold under repurchase agreements, other short-term borrowings, accrued interest payable and other financial liabilities approximate fair value due to the short-term nature of the liability.
- The fair value of Federal Home Loan Bank advances is estimated by discounting future cash flows using current FHLB rates for the remaining term to maturity.
- The fair value of junior subordinated debentures is based on the discounted value of contractual cash flows using rates currently offered for similar maturities.
- The fair value of commitments to extend credit approximates the fees charged to make these commitments since rates and fees of the commitment contracts approximates those currently charged to originate similar commitments. The carrying amount and fair value of off-balance sheet instruments is not significant as of December 31, 2013 and 2012.

Limitations

Estimates of fair value are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Estimates of fair value are based on existing on-and-off balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. For example, the Bank has an Investment and Trust Services Division that contributes net fee income annually. The Investment and Trust Services Division is not considered a financial instrument and its value has not been incorporated into the fair value estimates. Other significant assets and liabilities that are not considered financial instruments include premises and equipment and deferred tax assets. The estimated fair values of the Corporation's financial instruments at December 31, 2013 and 2012 are summarized as follows:

	December 31, 2013					December 31, 2012	
	Carrying Value	Estimated Fair Value	Level 1	Level 2	Level 3	Carrying Value	Estimated Fair Value
	(Dollars in thousands)						
Financial assets							
Cash and due from banks, Federal funds sold and interest bearing deposits in other banks	$ 52,272	$ 52,272	$ 52,272	$ —	$ —	$ 30,659	$ 30,659
Securities	216,122	216,122	—	211,438	4,684	203,763	203,763
Restricted stock	5,741	5,741	—	5,741	—	5,741	5.741
Portfolio loans, net	884,794	884,211	—	—	884,211	864,911	868,716
Loans held for sale	4,483	4,487	—	4,487	—	7,634	7,891
Accrued interest receivable	3,621	3,621	—	—	3,621	3,726	3,726
Financial liabilities							
Deposits:							
Demand, savings and money market	542,739	542,739	—	542,739	—	517,181	511,665
Certificates of deposit	502,850	504,381	—	504,381	—	482,411	485,394
Short-term borrowings	4,576	4,576	—	4,576	—	1,115	1,115
Federal Home Loan Bank advances	46,708	46,923	—	46,923	—	46,508	46,828
Junior subordinated debentures	16,238	16,778	—	16,778	—	16,238	17,197
Accrued interest payable	789	789	—	—	789	882	882

Fair Value Measurements

The fair value of financial assets and liabilities recorded at fair value is categorized in three levels. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. These levels are as follows:

- Level 1 — Valuations based on quoted prices in active markets, such as the New York Stock Exchange. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.
- Level 2 — Valuations of assets and liabilities traded in less active dealer or broker markets. Valuations include quoted prices for similar assets and liabilities traded in the same market; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable. Valuations may be obtained from, or corroborated by, third-party pricing services.
- Level 3 — Assets and liabilities with valuations that include methodologies and assumptions that may not be readily observable, including option pricing models, discounted cash flow models, yield curves and similar techniques. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities, but in all cases are corroborated by external data, which may include third-party pricing services.

The following table presents information about the Corporation's assets and liabilities measured at fair value on a recurring basis as of December 31, 2013 and 2012, and the valuation techniques used by the Corporation to determine those fair values.

Description	Fair Value as of December 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Securities available for sale:				
U.S. Government agencies and corporations	$ 65,388	$ —	$ 65,388	$ —
Mortgage backed securities	94,430	—	94,430	—
Collateralized mortgage obligations	18,655	—	18,655	—
Preferred securities	4,684			4,684
State and political subdivisions	32,965	—	32,965	—
Interest rate swaps	222	—	222	—
Total	$ 216,344	$ —	$ 211,660	$ 4,684

Description	Fair Value as of December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Securities available for sale:				
U.S. Government agencies and corporations	$ 36,970	$ —	$ 36,970	$ —
Mortgage backed securities	111,701	—	111,701	—
Collateralized mortgage obligations	22,881	—	22,881	—
State and political subdivisions	32,211	—	32,211	—
Total	$ 203,763	$ —	$ 203,763	$ —

Fair value measurements of U.S. Government agencies and mortgage backed securities use pricing models that vary and may consider various assumptions, including time value, yield curves, volatility factors, prepayment speeds, default rates, loss severity, current market and contractual prices for the underlying financial instruments, as well as other relevant economic measures. Fair value of debt securities such as obligations of state and political may be determined by matrix pricing. Matrix pricing is a mathematical technique that is used to value debt securities without relying exclusively on quoted prices for specific securities, but rather by relying on the securities relationship to other benchmark quoted prices.

Derivatives: The Corporation's derivatives include interest rate swaps and written loan commitments and forward sales contracts related to residential mortgage loan origination activity. Valuations for interest rate swaps are derived from third-party models whose significant inputs are readily observable market parameters, primarily yield curves, with appropriate adjustments for liquidity and credit risk. These fair value measurements are classified as Level 2. The fair values of written loan commitments and forward sales contracts on the associated loans are based on quoted prices for similar loans in the secondary market, consistent with the valuation of residential mortgage loans held for sale. A written loan commitment does not bind the potential borrower to entering into the loan, nor does it guarantee that the Corporation will approve the potential borrower for the loan. Therefore, when determining fair value, the Corporation makes estimates of expected "fallout" (interest rate locked pipeline loans not expected to close), using models, which consider cumulative historical fallout rates and other factors. Fallout can occur for a variety of reasons including falling rate environments when a borrower will abandon a fixed rate loan commitment at one lender and enter into a new lower fixed rate loan commitment at another, when a borrower is not approved as an acceptable credit by the lender or for a variety of other non-economic reasons. Fallout is not a significant input to the fair value of the written loan commitments in their entirety. These measurements are classified as Level 2.

There were no transfers between Levels 1 and 2 of the fair value hierarchy during the years ended December 31, 2013 and 2012. For the available for sale securities, the Corporation obtains fair value measurements from an independent third-party service or independent brokers.

The Corporation has assets that, under certain conditions, are subject to measurement at fair value on a nonrecurring basis. At December 31, 2013 and 2012, such assets consist primarily of impaired loans and other property. The Corporation has estimated the fair values of these assets using Level 3 inputs.

The following table presents the balances of assets and liabilities measured at fair value on a nonrecurring basis:

December 31, 2013	Quoted Market Prices in Active Markets (Level 1)	Internal Models with Significant Observable Market Parameters (Level 2)	Internal Models with Significant Unobservable Market Parameters (Level 3)	Total
	(Dollars in thousands)			
Impaired and nonaccrual loans	**$ —**	**$ —**	**$ 21,986**	**$ 21,986**
Other real estate	**—**	**—**	**579**	**579**
Total assets at fair value on a nonrecurring basis	**$ —**	**$ —**	**$ 23,577**	**$ 23,577**

December 31, 2012	Quoted Market Prices in Active Markets (Level 1)	Internal Models with Significant Observable Market Parameters (Level 2)	Internal Models with Significant Unobservable Market Parameters (Level 3)	Total
	(Dollars in thousands)			
Impaired and nonaccrual loans	$ —	$ —	$ 27,796	$ 27,796
Other real estate	—	—	1,366	1,366
Total assets at fair value on a nonrecurring basis	$ —	$ —	$ 29,162	$ 29,162

Impaired and nonaccrual loans: Fair value adjustments for these items typically occur when there is evidence of impairment. Loans are designated as impaired when, in the judgment of management based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected. The measurement of loss associated with impaired loans can be based on either the observable market price of the loan or the fair market value of the collateral. The Corporation measures fair value based on the value of the collateral securing the loans. Collateral may be in the form of real estate or personal property including equipment and inventory. The vast majority of collateral is real estate. The value of the collateral is determined based on internal estimates as well as third party appraisals or non-binding broker quotes. These measurements were classified as Level 3.

Other Real Estate: Other real estate includes foreclosed assets and properties securing residential and commercial loans. Foreclosed assets are adjusted to fair value less costs to sell upon transfer of the loans to foreclosed assets. Subsequently, foreclosed assets are carried at lower of carry value or fair value less costs to sell. Fair value is generally based upon internal estimates and third party appraisals or non-binding broker quotes and, accordingly, considered a Level 3 classification.

(22) Quarterly Financial Data (Unaudited)

	First	Second	Third	Fourth	Full Year
	(Dollars in thousands, except per share amount)				
2013					
Total interest income	$ 10,274	$ 10,576	$ 10,304	$ 10,525	$ 41,679
Total interest expense	1,570	1,567	1,529	1,490	6,156
Net Interest income	8,704	9,009	8,775	9,035	35,523
Provision for loan losses	1,350	1,050	950	1,025	4,375
Net interest income after provision for loan losses	7,354	7,959	7,825	8,010	31,148
Noninterest income	3,332	3,072	2,466	3,256	12,126
Noninterest expense	9,281	8,622	8,301	8,983	35,187
Income tax expense	292	586	471	577	1,926
Net Income	1,113	1,823	1,519	1,706	6,161
Preferred Stock Dividend and Accretion	257	117	109	163	646
Net Income Available to Common Shareholders	856	1,706	1,410	1,543	5,515
Basic earnings per common share	0.10	0.18	0.15	0.18	0.61
Diluted earnings per common share	0.10	0.18	0.15	0.18	0.61
Dividends declared per common share	0.01	0.01	0.01	0.01	0.04

	First	Second	Third	Fourth	Full Year
	(Dollars in thousands, except per share amount)				
2012					
Total interest income	$ 11,677	$ 11,845	$ 11,506	$ 10,920	$ 45,948
Total interest expense	2,022	1,912	1,843	1,732	7,509
Net Interest income	9,655	9,933	9,663	9,188	38,439
Provision for loan losses	1,900	1,667	1,875	1,800	7,242
Net interest income after provision for loan losses	7,755	8,266	7,788	7,388	31,197
Noninterest income	2,875	2,543	2,953	3,376	11,747
Noninterest expense	8,544	9,047	8,678	8,634	34,903
Income tax expense (benefit)	581	324	538	491	1,934
Net Income	1,505	1,438	1,525	1,639	6,107
Preferred Stock Dividend and Accretion	319	318	319	310	1,266
Net Income Available to Common Shareholders	1,186	1,120	1,206	1,329	4,841
Basic earnings per common share	0.15	0.14	0.15	0.17	0.61
Diluted earnings per common share	0.15	0.14	0.15	0.17	0.61
Dividends declared per common share	0.01	0.01	0.01	0.01	0.04

(23) Changes and Reclassifications Out of Accumulated Other Comprehensive Income

The following table presents the changes in AOCI by component of comprehensive for years ended December 31, 2013, 2012 and 2011:

	December 31, 2013			December 31, 2012			December 31, 2011		
	Unrealized securities gains and losses	Pension and post-retirement costs	Total	Unrealized securities gains and losses	Pension and post-retirement costs	Total	Unrealized securities gains and losses	Pension and post-retirement costs	Total
Balance at the beginning of the period	$ 3,295	$ (2,055)	$ 1,240	$ 4,019	$ (1,818)	$ 2,201	$ 3,479	$ (1,472)	$ 2,007
Amounts recognized in other comprehensive income, net of taxes of $3,227, $430 and $386	(7,070)	759	(6,311)	(598)	(237)	(835)	1,095	(346)	749
Reclassified amounts out of accumulated other comprehensive income, net of tax of $60, $65 and $286	117	—	117	126	—	126	555	—	555
Balance at the end of the period	$ (3,892)	$ (1,296)	$ (5,188)	$ 3,295	$ (2,055)	$ 1,240	$ 4,019	$ (1,818)	$ 2,201

The following table presents current period reclassifications out of AOCI by component of comprehensive income for the years ended December 31, 2013, 2012 and 2011:

	December 31, 2013	December 31, 2012	December 31, 2011	Income statement line item presentation
Realized (gains) losses on sale of securities	$ 178	$ 189	$ 832	Investment securities losses (gains), net
Tax expense (benefit) (34%)	60	65	286	Income tax expense (benefit)
Reclassified amount, net of tax	$ 118	$ 124	$ 546	

(24) Subsequent Events

On December 12, 2013, the Corporation entered into a common shares purchase agreement (the "Purchase Agreement") with certain investors party thereto (the "Investors"), which included certain third-party investors and certain directors of the Corporation. The transactions were approved by the Board of Directors of the Corporation, by a majority of the disinterested directors of the Corporation and by the Corporation's Audit and Finance Committee. Pursuant to the Purchase Agreement, the Corporation sold to the Investors an aggregate of 367,321 Common Shares at a purchase price of $9.9087 per share (except that Investors who are directors of the Corporation or are related thereto paid $10.30 per share), for an aggregate purchase price of $3.68 million. The Purchase Agreement, among other things, provided the Investors with certain registration rights, pursuant to which the Corporation filed a Registration Statement on Form S-3 with the SEC, which was declared effective on January 16, 2014.

Following the completion of the issuance and sale of Common Shares pursuant to the Purchase Agreement, on December 17, 2013, the Corporation issued a notice of redemption of all 9,147 remaining shares of Series B Preferred Stock, to be funded with the proceeds of the sale of Common Shares along with cash from $3,000,000 in borrowings under the Corporation's line of credit with an unaffiliated financial institution and from the Corporation's accumulated earnings and excess capital. On January 17, 2014, the Corporation completed the retirement of the remaining shares of Series B Preferred Stock for an aggregate price of $9,147,000, the face liquidation amount of the shares, plus approximately $74,000 of accrued but unpaid dividends. The Corporation repurchased 1,458 of such shares in a private transaction in December 2013 and redeemed the remaining 7,689 shares of Series B Preferred Stock on the January 17, 2014 redemption date.

Item 9. ***Changes in and Disagreements With Accountants on Accounting and Financial Disclosures***

None.

Item 9A. ***Controls and Procedures***

1. Disclosure Controls and Procedures

The Corporation maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Corporation's Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Corporation's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

The Corporation's management carried out an evaluation, under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of LNB Bancorp, Inc.'s disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934) as of December 31, 2013, pursuant to the evaluation of these controls and procedures required by Rule 13a-15 of the Securities Exchange Act of 1934.

Based upon that evaluation, management concluded as of the end of the period covered by this Annual Report on Form 10-K that the Corporation's disclosure controls and procedures were effective as of December 31, 2013.

2. Internal Control over Financial Reporting

The Management of LNB Bancorp, Inc. is responsible for establishing and maintaining adequate internal control over its financial reporting. LNB Bancorp, Inc.'s internal control over financial reporting is a process designed under the supervision of the Corporation's Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Corporation's financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate

LNB Bancorp, Inc.'s management assessed the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2013 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "Internal Control Integrated Framework." Based on this assessment, management determined that at December 31, 2013, the Corporation's internal control over financial reporting was effective.

The Dodd-Frank Act includes a provision that permanently exempts "non-accelerated filers" from complying with the requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002, which requires an issuer to include in its Annual Report on Form 10-K an attestation report from the issuer's independent registered public accounting firm on the issuer's internal control over financial reporting. Since the Corporation was a non-accelerated filer as of December 31, 2013, it is not required to comply with the requirements of Section 404(b) in this Annual Report on Form 10-K. However, if the market value of the Corporation's common shares held by non-affiliates equals $75 million or more as of the end of the last day of the Corporation's most recently completed second quarter, the Corporation will be required to provide an attestation report from its independent registered public accounting firm on the Corporation's internal control over financial reporting in its Annual Report on Form 10-K for the year in which it equals or exceeds the $75 million threshold.

3. Changes in Internal Control over Financial Reporting

No change in the Corporation's internal control over financial reporting occurred during the fiscal quarter ended December 31, 2013 that has materially affected, or is reasonably likely to materially affect, the Corporation's internal control over financial reporting.

Item 9B. ***Other Information***

None.

PART III

Item 10. ***Directors, Executive Officers, Promoters and Control Persons of the Registrant***

Information regarding the executive officers of the Corporation is set forth in Part I of this Form 10-K. Other information required to be included in this Item 10 is incorporated by reference herein from the information about the Corporation's directors provided in the section captioned "PROPOSAL 1 - Election of Directors," the information provided in the section captioned "Section 16(a) Beneficial Ownership Reporting Compliance," and the information about the Corporation's Audit and Finance Committee, audit committee financial expert and procedures for recommending nominees to the Board of Directors and Corporate Governance provided in the sections captioned "Committees of the Board" and "Corporate Governance" in the Corporation's Definitive Proxy Statement on Schedule 14A for the 2014 Annual Meeting of Shareholders to be filed with the SEC.

Item 11. ***Executive Compensation***

The information required to be included in this Item 11 is incorporated by reference herein from the information provided in the sections captioned "Executive Compensation and Other Information," in the Corporation's Definitive Proxy Statement on Schedule 14A for the 2014 Annual Meeting of Shareholders to be filed with the SEC.

Item 12. *Security Ownership of Certain Beneficial Owners and Management*

The information regarding security ownership of certain beneficial owners and management required to be included in this Item 12 is incorporated by reference herein from the information provided in the section captioned "Ownership of Voting Shares" in the Corporation's Definitive Proxy Statement on Schedule 14A for the 2014 Annual Meeting of Shareholders to be filed with the SEC. The following table shows information about the Corporation's common shares that may be issued upon the exercise of options, warrants and rights under all of the Corporation's equity compensation plans as of December 31, 2013:

Equity Compensation Plan Table

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights(1) (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans Excluding Securities Reflected in Column (a) (c)
Equity compensation plans approved by security holders	245,196	$ 10.40	365,847 (2)
Equity compensation plans not approved by security holders (3)	92,500	$ 18.05	—
Total	337,696	$ 12.50	365,847

(1) Consists of common shares of the Corporation issuable upon outstanding options.

(2) Represents shares available for grant under the LNB Bancorp, Inc. Amended and Restated 2006 Stock Incentive Plan. The LNB Bancorp, Inc. Amended and Restated 2006 Stock Incentive Plan allows for the granting of an aggregate of 800,000 common shares in the form of awards under the plan of which no more than 400,000 may be granted in the form of restricted shares.

(3) All common shares included in equity compensation plans not approved by shareholders are covered by outstanding options awarded to two current officers under agreements having the same material terms. Each of these options is a nonqualified option, meaning a stock option that does not qualify under Section 422 of the Internal Revenue Code for the special tax treatment available for qualified, or "incentive," stock options. Daniel E. Klimas was granted stock options on February 1, 2005, February 1, 2006, and February 1, 2007 each to purchase 30,000 shares which vested in 10,000 share increments on the first, second and third anniversaries of the date of grant. Frank A. Soltis was granted an option to purchase 2,500 shares on June 27, 2005 which vested on the first year anniversary of the date of grant. Each option expires on the date that is 10 years from the date the option was granted, subject to earlier termination in the event of death, disability or other termination of the employment of the option holder. The option holder has up to 12 months following termination of employment due to death or disability to exercise the options. The options terminate three months after termination of employment for reasons other than death, disability or termination for cause, and immediately upon termination of employment if for cause. The exercise price and number of shares covered by the option are to be adjusted to reflect any share dividend, share split, merger or other recapitalization of the common shares of the Corporation. The options are not transferable other than by will or state inheritance laws. Exercise prices for these options are equal to fair market value of the common shares at the date of grant. The stock option for 30,000 shares awarded to Mr. Klimas on February 1, 2005 has an exercise price of $19.17 per share, the stock option for 30,000 shares awarded to Mr. Klimas on February 1, 2006 has an exercise price of $19.10 per share, the stock option for 30,000 shares awarded to Mr. Klimas on February 1, 2007 has an exercise price of $16.00 per share and the stock option for 2,500 shares awarded to Mr. Soltis has an exercise price of $16.50 per share.

Item 13. *Certain Relationships and Related Transactions*

The information required to be included in this Item 13 is incorporated by reference from the information provided in section captioned "Certain Transactions" in the Corporation's Definitive Proxy Statement on Schedule 14A for the 2014 Annual Meeting of Shareholders to be filed with the SEC.

Item 14. ***Principal Accounting Fees and Services***

The information required to be included in this Item 14 is incorporated by reference herein from the information provided in section captioned "Principal Accounting Firm Fees" in the Corporation's Definitive Proxy Statement on Schedule 14A for the 2014 Annual Meeting of Shareholders to be filed with the SEC.

PART IV

Item 15. ***Exhibits, Financial Statement Schedules***

(a)(1) *Consolidated Financial Statements* The following Consolidated Financial Statements and related Notes to Consolidated Financial Statements, together with the report of Independent Registered Public Accounting Firm dated February 27, 2014 are included under Item 8 of this annual report on Form 10-K:

(a)(2) *Financial Statement Schedules.* Financial statement schedules are omitted as they are not required or are not applicable or because the required information is included in the consolidated financial statements or notes thereto.

(a)(3) *Exhibits.* The Exhibits that are filed as part of this annual report on Form 10-K or that are incorporated by reference herein are set forth in the Exhibit Index hereto.

(b) The exhibits referenced on the Exhibit Index hereto are filed as part of this report.

Exhibit Index

S-K Reference Number	Exhibit
3(a)	LNB Bancorp, Inc. Second Amended Articles of Incorporation. Incorporated by reference herein from Exhibit 3(a) of the Corporation's Form 10-K for the fiscal year ended December 31, 2005.
3(b)	Certificate of Amendment to the Amended Articles of Incorporation, filed with the Ohio Secretary of State on December 11, 2008. Incorporated by reference herein from Exhibit 3.1 of the Corporation's Form 8-K filed on December 17, 2008.
3(c)	Certificate of Amendment to Amended Articles of Incorporation, filed with the Ohio Secretary of State on October 25, 2010. Incorporated by reference herein from Exhibit 3.1 of the Corporation's Form 8-K filed on October 25, 2010.
3(d)	LNB Bancorp, Inc. Amended Code of Regulations. Incorporated by reference herein from Appendix A to the Corporation's Definitive Proxy Statement on Schedule 14A filed March 16, 2007.
4(a)	Rights Agreement between LNB Bancorp, Inc. and Registrar and Transfer Company, as rights agent, dated October 25, 2010, including the Form of Right Certificate and the Summary of Rights to Purchase Preferred Shares. Incorporated by reference herein from Exhibit 4.1 of the Corporation's Form 8-K filed on October 25, 2010.
4(b)	Indenture, dated as of May 9, 2007, by and between LNB Bancorp, Inc. and Wells Fargo Bank, National Association, as Trustee, relating to floating rate Junior Subordinated Debt Securities Due June 15, 2037. Incorporated by reference herein from Exhibit 4.1 of the Corporation's Form 10-Q for the fiscal quarter ended June 30, 2007.
4(c)	Indenture, dated as of May 9, 2007, by and between LNB Bancorp, Inc. and Wells Fargo Bank, National Association, as Trustee, relating to fixed rate Junior Subordinated Debt Securities Due June 15, 2037. Incorporated by reference herein from Exhibit 4.2 of the Corporation's Form 10-Q for the fiscal quarter ended June 30, 2007.
4(d)	Amended and Restated Declaration of Trust of LNB Trust I, dated as of May 9, 2007. Incorporated by reference herein from Exhibit 4.3 of the Corporation's Form 10-Q for the fiscal quarter ended June 30, 2007.
4(e)	Amended and Restated Declaration of Trust of LNB Trust II, dated as of May 9, 2007. Incorporated by reference herein from Exhibit 4.4 of the Corporation's Form 10-Q for the fiscal quarter ended June 30, 2007.
4(f)	Amendment No. 1 to Amended and Restated Declaration of Trust of LNB Trust I, dated as of August 4, 2010. Incorporated by reference herein from Exhibit 99.2 of the Corporation's Form 8-K filed on August 6, 2010.
4(g)	First Supplemental Indenture, dated as of August 4, 2010, between the Company and Wells Fargo Bank, National Association. Incorporated by reference herein from Exhibit 99.3 of the Corporation's Form 8-K filed on August 6, 2010.
4(h)	Amendment No. 1 to Amended and Restated Declaration of Trust of LNB Trust II, dated as of August 4, 2010. Incorporated by reference herein from Exhibit 99.4 of the Corporation's Form 8-K filed on August 6, 2010.
4(i)	First Supplemental Indenture, dated as of August 4, 2010, between the Company and Wells Fargo Bank, National Association. Incorporated by reference herein from Exhibit 99.5 of the Corporation's Form 8-K filed on August 6, 2010.

S-K Reference Number	Exhibit
10(a)*	Form of Stock Appreciation Rights Agreement. Incorporated by reference herein from Exhibit 10.1 to the Corporation's Form 8-K filed January 25, 2006.
10(b)*	LNB Bancorp, Inc. Stock Appreciation Rights Plan, as restated. Incorporated by reference herein from Exhibit 10.2 of the Corporation's Form 8-K filed on December 18, 2009.
10(c)*	Stock Option Agreement, effective as of June 27, 2005, between the Corporation and Frank A. Soltis. Incorporated by reference herein from Exhibit 10.2 to the Corporation's quarterly report on Form 10-Q for the quarter ended September 30, 2005.
10(d)*	Employment Agreement by and between Daniel E. Klimas and LNB Bancorp, Inc. dated January 28, 2005. Incorporated by reference herein from Exhibit 10(a) to the Corporation's Form 10-K for the fiscal year ended December 31, 2004.
10(e)*	Amendment to Employment Agreement by and between Daniel E. Klimas and LNB Bancorp, Inc. dated as of July 16, 2008. Incorporated by reference herein from Exhibit 10.1 of the Corporation's Form 8-K filed on July 18, 2008.
10(f)*	Amendment to Employment Agreement by and between Daniel E. Klimas and LNB Bancorp, Inc. dated as of December 12, 2008. Incorporated by reference herein from Exhibit 10(f) to the Corporation's Form 10-K for the fiscal year ended December 31, 2008.
10(g)*	Amendment to Employment Agreement by and between Daniel E. Klimas and LNB Bancorp, Inc. dated as of December 15, 2009. Incorporated by reference herein from Exhibit 10.3 of the Corporation's Form 8-K filed on December 18, 2009.
10(h)	The Lorain National Bank Retirement Pension Plan amended and restated effective December 31, 2002, dated November 19, 2002. Incorporated by reference herein from Exhibit 10 to the Corporation's annual report on Form 10-K for the year ended December 31, 2002.
10(i)	Lorain National Bank Group Term Carve Out Plan dated August 7, 2002. Incorporated by reference herein from Exhibit 10(a) to the Corporation's quarterly report on Form 10-Q for the quarter ended September 30, 2002.
10(j)	Supplemental Retirement Benefits Agreement by and between Gary C. Smith and LNB Bancorp, Inc. and The Lorain National Bank dated December 15, 2000. Incorporated by reference herein from Exhibit 10(n) of the Corporation's Form 10-K for the fiscal year ended December 31, 2005.
10(k)	Amendment to Supplemental Retirement Benefits Agreement by and between Gary C. Smith and LNB Bancorp, Inc. and The Lorain National Bank dated October 6, 2003. Incorporated by reference herein from Exhibit (10a) to the Corporation's Form 10-K for the year ended December 31, 2003.
10(l)	Supplemental Retirement Agreement by and between Gregory D. Friedman and LNB Bancorp, Inc. and The Lorain National Bank dated December 22, 2000. Incorporated by reference herein from Exhibit 10(p) of the Corporation's Form 10-K for the fiscal year ended December 31, 2005.
10(m)	Agreement To Join In The Filing of Consolidated Federal Income Tax Returns between LNB Bancorp, Inc. and The Lorain National Bank dated February 27, 2004. Incorporated by reference herein from Exhibit 10(w) of the Corporation's Form 10-K for the fiscal year ended December 31, 2005.
10(n)*	LNB Bancorp, Inc. Amended and Restated 2006 Stock Incentive Plan. Incorporated by reference herein from Exhibit 10.1 of the Corporation's Form 8-K filed on May 3, 2012.

S-K Reference Number	Exhibit
10(o)	Guarantee Agreement, dated as of May 9, 2007, by and between LNB Bancorp, Inc. and Wells Fargo Bank, National Association, as Trustee, relating to securities of LNB Trust I. Incorporated by reference herein from Exhibit 10. 1 of the Corporation's Form 10-Q for the fiscal quarter ended June 30, 2007.
10(p)	Guarantee Agreement, dated as of May 9, 2007, by and between LNB Bancorp, Inc. and Wells Fargo Bank, National Association, as Trustee, relating to securities of LNB Trust II. Incorporated by reference herein from Exhibit 10.2 of the Corporation's Form 10-Q for the fiscal quarter ended June 30, 2007.
10(q)*	Form of Nonqualified Stock Option Agreement under the LNB Bancorp, Inc. 2006 Stock Incentive Plan. Incorporated by reference herein from Exhibit 10.1 of the Corporation's Form 8-K filed February 6, 2008.
10(r)*	Form of Restricted Stock Agreement under the LNB Bancorp, Inc. 2006 Stock Incentive Plan. Incorporated by reference herein from Exhibit 10.1 of the Corporation's Form 8-K filed February 25, 2010.
10(s)*	LNB Bancorp, Inc. 2012 Management Incentive Plan for Key Executives. Incorporated by reference herein from Exhibit 10.1 to the Corporation's Form 8-K filed September 6, 2012.
10(t)*	LNB Bancorp, Inc. 2012 CEO Incentive Plan. Incorporated by reference herein from Exhibit 10.1 to the Corporation's Form 8-K filed November 2, 2012.
10(u)*	LNB Bancorp, Inc. 2013 CEO Incentive Plan. Incorporated by reference herein from Exhibit 10.1 to the Corporation's Form 8-K filed March 1, 2013.
10(v)*	LNB Bancorp, Inc. 2013 Management Incentive Plan for Key Executives. Incorporated by reference herein from Exhibit 10.2 to the Corporation's Form 8-K filed March 1, 2013.
10(w)	Form of Exchange Agreement. Incorporated by reference herein from Exhibit 10.1 to the Corporation's Form 8-K filed March 15, 2013.
10(x)*	Supplemental Executive Retirement Agreement, dated as of March 26, 2013, by and between LNB Bancorp, Inc. and Daniel E. Klimas. Incorporated by reference herein from Exhibit 10.1 to the Corporation's Form 8-K filed March 29, 2013.
10(y)	Rabbi Trust Agreement, dated as of March 28, 2013, by and between LNB Bancorp, Inc. and U.S. Bank National Association. Incorporated by reference herein from Exhibit 10.2 to the Corporation's Form 8-K filed March 29, 2013.
10(z)*	Change in Control Supplemental Executive Compensation Agreement, dated as of March 28, 2013, by and between LNB Bancorp, Inc. and Gary J. Elek. Incorporated by reference herein from Exhibit 10.3 to the Corporation's Form 8-K filed March 29, 2013.
10(aa)*	Form of Change in Control Supplemental Executive Compensation Agreement. Incorporated by reference herein from Exhibit 10.1 of the Corporation's Form 10-Q for the fiscal quarter ended September 30, 2013.
10(bb)	Common Shares Purchase Agreement, dated as of December 12, 2013, by and among LNB Bancorp, Inc. and the Investors named therein. Incorporated by reference herein from Exhibit 10.1 to the Corporation's Form 8-K filed October 16, 2013.
10(cc)*	LNB Bancorp, Inc. 2014 Management Incentive Plan for Key Employees. Incorporated by reference herein from Exhibit 10.1 to the Corporation's Form 8-K filed January 14, 2014.
10(dd)*	LNB Bancorp, Inc. 2014 Indirect Lending Commission Compensation Plan for the Senior Vice President of Indirect Lending. Incorporated by reference herein from Exhibit 10.2 to the Corporation's Form 8-K filed January 14, 2014.

S-K Reference Number	Exhibit
21.1	Subsidiaries of LNB Bancorp, Inc.
23.1	Consent of Plante & Moran, PLLC.
31.1	Certification of the Chief Executive Officer Pursuant to Rule 13a-14(a)/15-d-14(a).
31.2	Certification of the Chief Financial Officer Pursuant to Rule 13a-14(a)/15-d-14(a).
32.1	Certification of the Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Enacted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of the Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Enacted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101	Financial statements from the annual report on Form 10-K of LNB Bancorp, Inc. for the year ended December 31, 2013, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets at December 31, 2013 and December 31, 2012; (ii) Consolidated Statements of Income for the years ended December 31, 2013, 2012 and 2011; (iii) Consolidated Statements of Shareholders' Equity for the years ended December 31, 2013, 2012 and 2011; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2013, 2012 and 2011; and (v) Notes to the Consolidated Financial Statements.

* Management contract, compensatory plan or arrangement

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LNB BANCORP, INC.
(Registrant)

Date: February 27, 2014

By: /s/ Gary J. Elek
Gary J. Elek
Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

/s/ Daniel E. Klimas Daniel E. Klimas	President and Chief Executive Officer and Director (Principal Executive Officer)	February 27, 2014
/s/ Gary J. Elek Gary J. Elek	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	February 27, 2014
/s/ James R. Herrick James R. Herrick	Chairman and Director	February 27, 2014
/s/ Terry D. Goode Terry D. Goode	Director	February 27, 2014
/s/ Robert M. Campana Robert M. Campana	Director	February 27, 2014
/s/ Frederick D. DiSanto Frederick D. DiSanto	Director	February 27, 2014
/s/ J. Martin Erbaugh J. Martin Erbaugh	Director	February 27, 2014
/s/ Lee C. Howley Lee C. Howley	Director	February 27, 2014
/s/ Daniel G. Merkel Daniel G. Merkel	Director	February 27, 2014
Thomas P. Perciak	Director	
/s/ Jeffrey F. Riddell Jeffrey F. Riddell	Director	February 27, 2014
/s/ John W. Schaeffer, M.D. John W. Schaeffer, M.D.	Director	February 27, 2014
/s/ Donald F. Zwilling Donald F. Zwilling	Director	February 27, 2014



Large enough to serve, small enough to care.



LNB Bancorp, Inc.

Mail: LNB Bancorp, Inc. 457 Broadway Lorain, Ohio 44052-1769 **E-Mail:** InvestorRelations@4lnb.com **Internet:** www.4lnb.com
Telephone: (440) 244-6000 **Toll Free:** (800) 860-1007 **Telefax:** (440) 244-4815

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